    As filed with the Securities and Exchange Commission on August 27, 1997
                                                  Registration No. 333-33929


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ___________________

                        PRE-EFFECTIVE AMENDMENT NO. 1
                                      TO

                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                               __________________

                           UNION PLANTERS CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

                    TENNESSEE                                6712                               62-0859007
         (State or Other Jurisdiction of         (Primary Standard Industrial      (I.R.S. Employer Identification No.)
          Incorporation or Organization)         Classification Code Number)

                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6000
   (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               E. JAMES HOUSE, JR.
                  SECRETARY AND MANAGER OF THE LEGAL DEPARTMENT
                           UNION PLANTERS CORPORATION
                           7130 GOODLETT FARMS PARKWAY
                            MEMPHIS, TENNESSEE 38018
                                 (901) 580-6596
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 WITH COPIES TO:

                FRANK M. CONNER III                     RAYMOND G. MERRYMAN                   MARTIN L. MEYROWITZ, P.C.
                 ALSTON & BIRD LLP             PRESIDENT AND CHIEF EXECUTIVE OFFICER       SILVER, FREEDMAN & TAFF, L.L.P.
           601 PENNSYLVANIA AVENUE, N.W.               SHO-ME FINANCIAL CORP.                1100 NEW YORK AVENUE, N.W.
             NORTH BUILDING, SUITE 250                 109 N. HICKORY STREET                   WASHINGTON, D.C. 20005
              WASHINGTON, D.C. 20004                 MT. VERNON, MISSOURI 65712                    (202) 414-6100
                  (202) 508-3303                           (417) 466-2171

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES
                                 TO THE PUBLIC:

       As soon as practicable after the merger (the "Merger") described in this Registration Statement becomes effective.

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]




         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

                             SHO-ME FINANCIAL CORP.
                              109 N. Hickory Street
                           Mt. Vernon, Missouri 65712

                                                               August 28, 1997

TO THE STOCKHOLDERS OF
     SHO-ME FINANCIAL CORP.:

         You are cordially invited to attend a special meeting of the stockholders (the "Special Meeting") of Sho-Me Financial Corp. ("SFC") to be held at the corporate office of SFC located at 109 N. Hickory Street, Mt. Vernon, Missouri 65712, at 11:00 a.m., local time, on October 8, 1997, notice of which is enclosed.

         At the Special Meeting, you will be asked to consider and vote on a proposal to adopt the Agreement and Plan of Reorganization (the "Agreement") by and between SFC and Union Planters Corporation ("UPC") and a related Plan of Merger (the "Plan of Merger") pursuant to which SFC will merge (the "Merger") with a newly formed, wholly-owned subsidiary of UPC, with the effect that SFC will be the surviving corporation resulting from the Merger. Upon consummation of the Merger, each share of SFC common stock issued and outstanding (except for certain shares held by SFC or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into .7694 of a share of UPC common stock (subject to possible adjustment as described in the accompanying Proxy Statement/Prospectus), with cash being paid in lieu of issuing fractional shares.

         Enclosed are the (i) Notice of Special Meeting, (ii) Proxy Statement/Prospectus, (iii) proxy card for the Special Meeting and (iv) pre-addressed return envelope for the proxy card. The Proxy Statement/Prospectus describes in more detail the Agreement and the proposed Merger, including a description of the conditions to consummation of the Merger and the effects of the Merger on the rights of SFC stockholders. Please read these materials carefully and consider thoughtfully the information set forth in them.

         Friedman, Billings, Ramsey & Co., Inc., an investment banking firm, has issued its opinion to your Board of Directors regarding the fairness, from a financial point of view, of the consideration to be paid by UPC pursuant to the Agreement as of the date of the opinion. A copy of the opinion is attached as Appendix C to the Proxy Statement/Prospectus.

         THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED AND ADOPTED THE AGREEMENT AND THE PLAN OF MERGER AND CONSUMMATION OF THE MERGER CONTEMPLATED THEREBY, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER.

         Approval of the Agreement and the Plan of Merger will require the affirmative vote of the holders of at least a majority of the issued and outstanding shares of SFC common stock entitled to be voted at the Special Meeting. Accordingly, whether or not you plan to attend the Special Meeting, you are urged to complete, sign, and return promptly the enclosed proxy card. If you attend the Special Meeting, you may vote in person even if you previously have returned your proxy card. The proposed Merger with UPC is a significant step for SFC and your vote on this matter is of great importance.

         ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER BY MARKING THE ENCLOSED PROXY CARD "FOR" ITEM ONE.

         We look forward to seeing you at the Special Meeting.

                                           Sincerely,

                                           /s/ RAYMOND G. MERRYMAN

                                           RAYMOND G. MERRYMAN
                                           President and Chief Executive Officer

                             SHO-ME FINANCIAL CORP.
                              109 N. Hickory Street
                           Mt. Vernon, Missouri 65712


                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                 TO BE HELD AT 11:00 A.M. ON October 8, 1997

         NOTICE IS HEREBY GIVEN that a special meeting of the stockholders (the "Special Meeting") of Sho-Me Financial Corp. ("SFC") will be held at the corporate office of SFC located at 109 N. Hickory Street, Mt. Vernon, Missouri 65712, on October 8, 1997, at 11:00 a.m., local time, for the following purposes:

         1. MERGER. To consider and vote upon a proposal to adopt the Agreement and Plan of Reorganization, dated as of June 23, 1997 (the "Agreement"), by and between SFC and Union Planters Corporation, a Tennessee corporation ("UPC"), and the related Plan of Merger (the "Plan of Merger"), by and between SFC and UPC Merger Subsidiary, Inc., a newly-formed, wholly-owned subsidiary of UPC ("UPC Merger Subsidiary"), pursuant to which (i) SFC will merge (the "Merger") with UPC Merger Subsidiary, with the effect that SFC will be the surviving corporation resulting from the Merger, (ii) each share of the $.01 par value common stock of SFC ("SFC Common Stock") issued and outstanding at the effective time of the Merger (except for certain shares held by SFC or UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into
 .7694 of a share of the $5.00 par value common stock of UPC, and the associated "Preferred Share Rights" (as defined in the accompanying Proxy Statement/Prospectus), subject to possible adjustment, and cash in lieu of issuing any fractional share, and (iii) UPC will assume the obligations of SFC under various stock plans and adopt substitute plans where appropriate, all as more fully described in the accompanying Proxy Statement/Prospectus. A copy of each of the Agreement and the Plan of Merger is set forth as Appendix A and Appendix B, respectively, to the accompanying Proxy Statement/Prospectus and is incorporated by reference herein.

         2. OTHER BUSINESS. To transact such other business as may come properly before the Special Meeting or any adjournments or postponements of the Special Meeting.

         Only stockholders of record at the close of business on August 25, 1997, will be entitled to receive notice of and to vote at the Special Meeting or any adjournment or postponement thereof. ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE ISSUED AND OUTSTANDING SHARES OF SFC COMMON STOCK ENTITLED TO BE VOTED AT THE SPECIAL MEETING.

         THE BOARD OF DIRECTORS OF SHO-ME FINANCIAL CORP. UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER.

                                              BY ORDER OF THE BOARD OF DIRECTORS

                                              /s/ BARBARA RUBISON

                                              BARBARA RUBISON
                                              Secretary
Mt. Vernon, Missouri
August 28, 1997

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND
     SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED
            POSTAGEPAID RETURN ENVELOPE IN ORDER TO ENSURE THAT YOUR
               SHARES WILL BE REPRESENTED AT THE SPECIAL MEETING.

                                   PROSPECTUS

                          COMMON STOCK, $5.00 PAR VALUE
                           UNION PLANTERS CORPORATION

                                 PROXY STATEMENT

                     FOR SPECIAL MEETING OF STOCKHOLDERS OF
                             SHO-ME FINANCIAL CORP.

        This Prospectus of Union Planters Corporation, a bank holding company organized and existing under the laws of the State of Tennessee ("UPC"), relates to up to 1,268,650 shares of common stock, $5.00 par value, of UPC (together with associated "Preferred Share Rights" (as defined herein), "UPC Common Stock"), including shares to be subject to assumed options and rights, which are issuable to the stockholders of Sho-Me Financial Corp., a savings and loan holding company organized and existing under the laws of the State of Delaware ("SFC"), upon consummation of the proposed merger (the "Merger") of SFC with UPC Merger Subsidiary, Inc., a newly-formed, wholly-owned, first-tier subsidiary of UPC ("UPC Merger Subsidiary"), with the effect that SFC will be the surviving corporation of the Merger. The Merger will be consummated pursuant to the terms of the Agreement and Plan of Reorganization, dated as of June 23, 1997 (the "Agreement"), by and between UPC and SFC and the related Plan of Merger (the "Plan of Merger"), by and between UPC Merger Subsidiary and SFC.

         At the effective time of the Merger (the "Effective Time"), except as described herein, each issued and outstanding share of common stock, par value $.01 per share, of SFC ("SFC Common Stock") will be converted into .7694 of a share of UPC Common Stock, subject to certain possible adjustments described herein (the "Exchange Ratio").

         The Exchange Ratio is adjustable upward only if certain conditions are met concerning the quoted price of UPC Common Stock. The Board of Directors of SFC would likely invoke the adjustment mechanism in the Agreement if the conditions permit by giving notice of its election to terminate, in which case UPC must determine whether to proceed with the Merger at a higher Exchange Ratio and avoid termination. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings per share and whether UPC's assessment of SFC's earning potential as part of UPC justifies the issuance of an increased number of shares of UPC Common Stock. If UPC declines to adjust the Exchange Ratio, SFC may elect to proceed without the adjustment by withdrawing its election to terminate, although it has no intention to so elect without resoliciting stockholder approval. In making such determination, the Board of Directors of SFC will consider whether the Merger remains in the best interest of SFC and its stockholders, despite a decline in the price of UPC Common Stock, and whether the consideration to be received by the holders of SFC Common Stock remains fair from a financial point of view. See "DESCRIPTION OF THE TRANSACTION -- Possible Adjustment of Exchange Ratio."


         This Prospectus also serves as the Proxy Statement of SFC, and is being furnished to the stockholders of SFC in connection with the solicitation of proxies by the Board of Directors of SFC for use at its special meeting of stockholders (including any adjournment or postponement thereof, the "Special Meeting"), to be held on October 8, 1997, to consider and vote upon the Agreement and the Plan of Merger and the transactions contemplated therein. This Proxy Statement/Prospectus ("Proxy Statement") and related materials enclosed herewith are being mailed to stockholders of SFC on or about September 2, 1997.


  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT. ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

   THE SECURITIES OFFERED HEREBY ARE NOT DEPOSITS, SAVINGS ACCOUNTS, OR OTHER
       OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE
               FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER
                     GOVERNMENTAL AGENCY OR INSTRUMENTALITY.
                                 ---------------

              The date of this Proxy Statement is August 28, 1997.

                              AVAILABLE INFORMATION

         Each of UPC and SFC is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, is required to file reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy and information statements, and other information can be obtained, at prescribed rates, from the SEC by addressing written requests for such copies to the Public Reference Section at the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy and information statements, and other information can be inspected at the public reference facilities referred to above and at the regional offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The shares of UPC Common Stock are listed and traded on the New York Stock Exchange (the "NYSE") under the symbol "UPC," and reports, proxy and information statements, and other information concerning UPC also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The shares of SFC Common Stock are traded on the Nasdaq National Market System (the "Nasdaq/NMS") under the symbol "SMFC," and reports, proxy and information statements, and other information concerning SFC also may be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington, D.C. 20006.

         This Proxy Statement constitutes part of the Registration Statement on Form S-4 of UPC (including any exhibits and amendments thereto, the "Registration Statement") filed with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), relating to the securities offered hereby. This Proxy Statement does not include all of the information in the Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. For further information about UPC and the securities offered hereby, reference is made to the Registration Statement. The Registration Statement may be inspected and copied, at prescribed rates, at the SEC's public reference facilities at the addresses set forth above.

         All information contained in this Proxy Statement or incorporated herein by reference with respect to UPC was supplied by UPC, and all information contained in this Proxy Statement or incorporated herein by reference with respect to SFC was supplied by SFC.

         NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROXY STATEMENT IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR ANY DISTRIBUTION OF THE SECURITIES BEING OFFERED PURSUANT TO THIS PROXY STATEMENT SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF UPC OR SFC OR THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN SINCE THE DATE OF THIS PROXY STATEMENT.


         THIS PROXY STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF UPC FOLLOWING THE CONSUMMATION OF THE VARIOUS ACQUISITIONS AND MERGERS DISCUSSED HEREIN (REFERRED TO HEREIN AS THE "OTHER PENDING ACQUISITIONS" OR THE "OTHER ANNOUNCED ACQUISITIONS"), INCLUDING STATEMENTS RELATING TO THE COST SAVINGS AND REVENUE ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THOSE ACQUISITIONS AND THE EXPECTED IMPACT OF THE ACQUISITIONS ON UPC'S FINANCIAL PERFORMANCE. THESE FORWARD-LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHER THINGS, THE FOLLOWING POSSIBILITIES: (i) EXPECTED COST SAVINGS FROM THE ACQUISITIONS CANNOT BE FULLY REALIZED; (ii) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE PENDING ACQUISITIONS IS GREATER THAN EXPECTED; (iii) COMPETITIVE PRESSURE IN THE BANKING INDUSTRY INCREASES SIGNIFICANTLY; (iv) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF UPC AND THE INSTITUTIONS TO BE ACQUIRED ARE GREATER THAN EXPECTED; (v) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; (vi) GENERAL ECONOMIC CONDITIONS,

EITHER NATIONALLY OR REGIONALLY, ARE LESS FAVORABLE THAN EXPECTED, RESULTING IN, AMONG OTHER THINGS, A DETERIORATION IN CREDIT QUALITY; (vii) CHANGES OCCUR IN THE REGULATORY ENVIRONMENT; (viii) CHANGES OCCUR IN BUSINESS CONDITIONS AND INFLATION; AND (ix) CHANGES OCCUR IN THE SECURITIES MARKETS. THE FORWARD-LOOKING EARNINGS ESTIMATES INCLUDED IN THIS PROXY STATEMENT HAVE NOT BEEN EXAMINED OR COMPILED BY THE INDEPENDENT PUBLIC ACCOUNTANTS OF UPC AND SFC, NOR HAVE SUCH ACCOUNTANTS APPLIED ANY PROCEDURES THERETO. ACCORDINGLY, SUCH ACCOUNTANTS DO NOT EXPRESS AN OPINION OR ANY OTHER FORM OF ASSURANCE ON THEM. FURTHER INFORMATION ON OTHER FACTORS THAT COULD AFFECT THE FINANCIAL RESULTS OF UPC AFTER THE ACQUISITIONS IS INCLUDED IN THE SEC FILINGS INCORPORATED BY REFERENCE HEREIN.


                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents previously filed with the SEC by UPC pursuant to the Exchange Act are hereby incorporated by reference herein (SEC File No. 1-10160):

         (a) UPC's Annual Report on Form 10-K for the year ended December 31, 1996 (provided that any information included or incorporated by reference in response to Items 402(a)(8), (i), (k), or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not part of the Registration Statement);

         (b) UPC's Quarterly Report on Form 10-Q for the quarters ended March 31, and June 30, 1997;

         (c) UPC's Current Reports on Form 8-K dated January 16, 1997, April 17, 1997, July 17, 1997, and August 12, 1997;

         (d) The description of the current management and Board of Directors contained in the Proxy Statement pursuant to Section 14(a) of the Exchange Act for UPC's Annual Meeting of Stockholders held on April 17, 1997;

         (e) UPC's Registration Statement on Form 8-A dated January 19, 1989, filed on February 1, 1989; (SEC File No. 0-6919) in connection with UPC's designation and authorization of its Series A Preferred Stock; and

         (f) The description of the UPC Common Stock contained in UPC's Registration Statement under Section 12(b) of the Exchange Act and any amendment or report filed for the purpose of updating such description.

         The following documents previously filed with the SEC by SFC pursuant to the Exchange Act are hereby incorporated by reference herein (SEC File No. 0-18918):

         (a) SFC's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (provided that any information included or incorporated by reference in response to Items 402(a)(8), (i), (k) or (1) of Regulation S-K of the SEC shall not be deemed to be incorporated herein and is not a part of the Registration Statement);

         (b) SFC's Quarterly Report on Form 10-QSB for the quarters ended March 31, and June 30, 1997; and

         (c)  SFC's Current Report on Form 8-K dated July 24, 1997.

         This Proxy Statement is accompanied by a copy of SFC's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, and SFC's quarterly report on Form 10-QSB for the quarter ended June 30, 1997.

         All documents filed by UPC and/or SFC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Proxy Statement and prior to final adjournment of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.


         UPC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to UPC that has been incorporated by reference in the Registration Statement. Such requests should be directed to E. James House, Jr., Secretary and Manager of the Legal Department, Union Planters Corporation, 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018 (telephone (901) 580-6584). SFC will provide without charge, upon the written or oral request of any person, including any beneficial owner, to whom this Proxy Statement is delivered, a copy of any and all information (excluding certain exhibits) relating to SFC that has been incorporated by reference in the Registration Statement of which this Proxy Statement is a part. Such requests should be directed to Barbara Rubison, Secretary, Sho-Me Financial Corp., 109 N. Hickory Street, Mt. Vernon, Missouri 65712 (telephone (417) 466-2171). In order to ensure timely delivery of the documents, any request should be made by October 1, 1997.

                                TABLE OF CONTENTS

                                                                                                PAGE
                                                                                                ----
SUMMARY .......................................................................................   1
      The Parties .............................................................................   1
      Meeting of Stockholders .................................................................   2
      The Merger ..............................................................................   3
      Comparative Market Prices of Common Stock ...............................................   7
      Equivalent and Pro Forma Per Share Data .................................................   7
      Selected Financial Data .................................................................   9
SPECIAL MEETING OF SFC STOCKHOLDERS ...........................................................  14
      Date, Place, Time, and Purpose ..........................................................  14
      Record Date, Voting Rights, Required Vote and Revocability of Proxies ...................  14
      Solicitation of Proxies .................................................................  15
      Recommendation ..........................................................................  15
DESCRIPTION OF TRANSACTION ....................................................................  16
      General .................................................................................  16
      Possible Adjustment of Exchange Ratio ...................................................  16
      Effect of the Merger on SFC Options .....................................................  18
      Background of and Reasons for the Merger ................................................  18
      Opinion of SFC's Financial Advisor ......................................................  21
      Effective Time of the Merger ............................................................  25
      Dissenters' Rights ......................................................................  25
      Distribution of UPC Stock Certificates ..................................................  25
      Conditions to Consummation of the Merger ................................................  26
      Regulatory Approval .....................................................................  26
      Waiver, Amendment, and Termination ......................................................  27
      Conduct of Business Pending the Merger ..................................................  28
      Management and Operations After the Merger ..............................................  29
      Interests of Certain Persons in the Merger ..............................................  30
      Certain Federal Income Tax Consequences .................................................  32
      Accounting Treatment ....................................................................  33
      Expenses and Fees .......................................................................  33
      Resales of UPC Common Stock .............................................................  33
      Option Agreement ........................................................................  34
EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS ................................................  36
      Anti-takeover Provisions Generally ......................................................  36
      Authorized Capital Stock ................................................................  37
      Amendment of Charter and Bylaws .........................................................  38
      Classified Board of Directors and Absence of Cumulative Voting ..........................  39
      Director Removal and Vacancies ..........................................................  40
      Limitations on Director Liability .......................................................  40
      Indemnification .........................................................................  40
      Special Meeting of Stockholders .........................................................  41
      Actions by Stockholders Without a Meeting ...............................................  41
      Stockholder Nominations and Proposals ...................................................  41
      Business Combinations ...................................................................  42
      Limitations on Ability to Vote Stock ....................................................  45
      Dissenters' Rights of Appraisal .........................................................  45
      Stockholders' Rights to Examine Books and Records .......................................  46
      Dividends ...............................................................................  46
COMPARATIVE MARKET PRICES AND DIVIDENDS .......................................................  46
BUSINESS OF SFC ...............................................................................  47
BUSINESS OF UPC ...............................................................................  48
      General .................................................................................  48

                                                                                                PAGE
                                                                                                ----

      Recent Developments .....................................................................  49
CERTAIN REGULATORY CONSIDERATIONS .............................................................  52
      General .................................................................................  52
      Payment of Dividends ....................................................................  53
      Capital Adequacy ........................................................................  54
      Support of Subsidiary Institutions ......................................................  55
      Prompt Corrective Action ................................................................  55
DESCRIPTION OF UPC CAPITAL STOCK ..............................................................  56
      UPC Common Stock ........................................................................  57
      UPC Preferred Stock .....................................................................  57
OTHER MATTERS .................................................................................  58
STOCKHOLDER PROPOSALS .........................................................................  58
EXPERTS .......................................................................................  58
OPINIONS ......................................................................................  58
APPENDICES:
     Appendix A -- Agreement and Plan of Reorganization, dated as of June 23,
                       1997, by and between Union Planters Corporation and
                       Sho-Me Financial Corp.
     Appendix B -- Plan of Merger of UPC Merger Subsidiary, Inc. into and with
                       Sho-Me Financial Corp.
     Appendix C -- Opinion of Friedman, Billings, Ramsey & Co., Inc.

                                     SUMMARY


         THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED IN THIS PROXY STATEMENT AND THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE MATTERS COVERED IN THIS PROXY STATEMENT AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT. STOCKHOLDERS ARE URGED TO READ CAREFULLY THE ENTIRE PROXY STATEMENT, INCLUDING THE APPENDICES. AS USED IN THIS PROXY STATEMENT, THE TERMS "UPC" AND "SFC" REFER TO THOSE ENTITIES, RESPECTIVELY, AND, WHERE THE CONTEXT REQUIRES, TO THOSE ENTITIES AND THEIR RESPECTIVE SUBSIDIARIES.

THE PARTIES

         SFC. SFC, a Delaware corporation, is a savings and loan holding company registered with the Office of Thrift Supervision ("OTS") under the Home Owners' Loan Act, as amended ("HOLA"). Through its wholly-owned subsidiary, 1st Savings Bank, f.s.b. ("1st Savings Bank"), a federally chartered savings bank, SFC operates a network of retail banking offices serving four counties in Missouri and offers a variety of financial services to meet the needs of the communities it serves. As of June 30, 1997, SFC had total consolidated assets of approximately $329 million, total consolidated deposits of approximately $200 million, and total consolidated stockholders' equity of approximately $30 million. The principal executive offices of SFC are located at 109 N. Hickory Street, Mt. Vernon, Missouri 65712, and its telephone number at such address is
(417) 466-2171. Additional information with respect to SFC and its subsidiary is included elsewhere herein and in documents incorporated by reference in this Proxy Statement. See "AVAILABLE INFORMATION," "DOCUMENTS INCORPORATED BY REFERENCE," and "BUSINESS OF SFC."

         UPC. UPC, a Tennessee corporation, is a bank holding company registered with the Board of Governors of the Federal Reserve System ("Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "BHC Act") and a savings and loan holding company registered with the OTS under the HOLA. As of June 30, 1997, UPC had total consolidated assets of approximately $14.8 billion, total consolidated loans of approximately $10.4 billion, total consolidated deposits of approximately $11.2 billion, and total consolidated stockholders' equity of approximately $1.4 billion.

         UPC conducts its business activities through its principal bank subsidiary, the $5.5 billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, and 32 other bank subsidiaries and one savings bank subsidiary located in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky (collectively, the "UPC Banking Subsidiaries"). Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including consumer, commercial and corporate lending, retail banking and other financial services traditionally furnished by full-service financial institutions. UPC also is engaged in: mortgage origination and servicing; investment management and trust services; the issuance and servicing of credit and debit cards; and the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration loans; the purchase of delinquent Federal Housing Administration and Department of Veterans Affairs ("FHA/VA") government-insured/guaranteed loans from third parties and from Government National Mortgage Association ("GNMA") pools serviced for others; full service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

         Through the UPC Banking Subsidiaries, UPC operates approximately 432 banking offices and 564 automated teller machines ("ATMs"). UPC's total assets at June 30, 1997 are allocable by state (before consolidating adjustments) approximately as follows: $9.7 billion in Tennessee; $2.3 billion in Mississippi; $1.2 billion in Missouri; $800 million in Arkansas; $609 million in Louisiana; $440 million in Alabama; and $113 million in Kentucky.

         Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed 12 acquisitions in 1993, 13 in 1994, three in 1995 and seven in 1996, adding approximately $1.7 billion in total assets in 1993, $3.8 billion in 1994, $1.3 billion in 1995 and $4.2 billion in 1996. Thus far in 1997, UPC has entered into definitive agreements to acquire six financial institutions in addition to SFC which had aggregate total assets of approximately $3.7 billion at June 30, 1997 (of which four of such acquisitions are deemed probable for financial reporting purposes and are collectively referred to as the "Other Pending Acquisitions" and the remaining two of such acquisitions are not deemed probable for financial reporting purposes and are collectively referred to as the "Other Announced Acquisitions"). For additional information, see "BUSINESS OF UPC -- Recent Developments." For a discussion of UPC's acquisition program and UPC management's philosophy on that subject, see the caption "Acquisitions" (on page 6) and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1996, 1995, and 1994 (on pages 45 and 46) contained in UPC's Annual Report to Shareholders, which is Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1996, which Exhibit 13 is incorporated by reference herein to the extent indicated herein.


         UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending, see "BUSINESS OF UPC -- Recent Developments."

         The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is (901) 580-6000. Additional information with respect to UPC and its subsidiaries is included elsewhere herein and in documents incorporated by reference in this Proxy Statement. See "AVAILABLE INFORMATION," "DOCUMENTS INCORPORATED BY REFERENCE" and "BUSINESS OF UPC."

MEETING OF STOCKHOLDERS


         This Proxy Statement is being furnished to the holders of SFC Common Stock in connection with the solicitation by the SFC Board of Directors of proxies for use at the Special Meeting at which SFC stockholders will be asked to vote upon (i) a proposal to adopt the Agreement and the Plan of Merger and
(ii) such other business as may properly come before the meeting. The Special Meeting will be held at the corporate office of SFC located at 109 N. Hickory Street, Mt. Vernon, Missouri, at 11:00 a.m. local time, on October 8, 1997. See "SPECIAL MEETING OF SFC STOCKHOLDERS -- Date, Place, Time, and Purpose."



         SFC's Board of Directors has fixed the close of business on August 25, 1997, as the record date (the "SFC Record Date") for determination of the stockholders entitled to notice of and to vote at the Special Meeting. Only holders of record of shares of SFC Common Stock on the SFC Record Date will be entitled to notice of and to vote at the Special Meeting. Each share of SFC Common Stock is entitled to one vote. Stockholders who execute proxies retain the right to revoke them at any time prior to the proxies being voted at the Special Meeting. On the SFC Record Date, there were 2,049,875 shares of SFC Common Stock issued and outstanding. See "SPECIAL MEETING OF SFC STOCKHOLDERS -- Record Date, Voting Rights, Required Vote and Revocability of Proxies."



         Adoption of the Agreement and the Plan of Merger and the transactions contemplated thereby requires the affirmative vote of the holders of at least a majority of the issued and outstanding shares of SFC Common Stock entitled to be voted at the Special Meeting. Directors and executive officers of SFC and their affiliates are entitled to vote 8.67% of the outstanding shares of SFC Common Stock. See "SPECIAL MEETING OF SFC STOCKHOLDERS -- Record Date, Voting Rights, Required Vote and Revocability of Proxies."

THE MERGER

         GENERAL. The Agreement provides for the acquisition of SFC by UPC pursuant to the merger of SFC with UPC Merger Subsidiary, a newly-formed, wholly-owned, first-tier subsidiary of UPC with the effect that SFC will be the surviving corporation resulting from the Merger. At the Effective Time, each share of SFC Common Stock then issued and outstanding (excluding shares held by SFC, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into .7694 of a share of UPC Common Stock, subject to possible adjustment as described below (the "Exchange Ratio").


         In the event both of the following conditions are satisfied, (i) the "Average Closing Price" (defined in the Agreement as the average of the daily last sale prices of UPC Common Stock quoted on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as selected by UPC) for the 20 consecutive full trading days on which such shares are traded on the NYSE ending at the close of trading on the later of the date of the Special Meeting and the date on which the last required consent of any regulatory authority required for the Merger shall be received (the "Determination Date")) is less than $41.50 and (ii) (1) the quotient obtained by dividing the Average Closing Price by $51.875 (the "UPC Ratio") is less than (2) the quotient obtained by dividing the weighted average of the closing prices (the "Index Price") of 17 bank holding companies designated in the Agreement (the "Index Group") on the Determination Date by the Index Price on June 30, 1997 less 15% (the "Index Ratio"), then SFC will have the right to terminate the Agreement unless UPC elects to adjust the Exchange Ratio in the manner described under "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio." Under no circumstances would the Exchange Ratio be less than .7694 of a share of UPC Common Stock for each share of SFC Common Stock. The possible upward adjustment of the Exchange Ratio depends on the factors mentioned above and is not subject to a contractual limit. See "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio."


         No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any SFC stockholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as selected by UPC) on the last trading day preceding the Effective Time. See "DESCRIPTION OF TRANSACTION -- General."

         At the Effective Time, each award, option, or other right to purchase or acquire shares of SFC Common Stock ("SFC Options") granted by SFC under the SFC Stock Plans, as that term is defined in the Agreement, which is outstanding at the Effective Time, whether or not exercisable, will be converted into and become rights with respect to UPC Common Stock on a basis adjusted to reflect the Exchange Ratio. See "DESCRIPTION OF TRANSACTION -- Effect of the Merger on SFC Options."


         As of the SFC Record Date, SFC had 1,498,636 shares of SFC Common Stock issued and outstanding and 149,946 additional shares of SFC Common Stock subject to SFC Options. Based upon an Exchange Ratio of .7694, upon consummation of the Merger, UPC would issue approximately 1,153,051 shares of UPC Common Stock, excluding shares subject to assumed SFC Options. Accordingly, UPC would then have issued and outstanding approximately 68,081,532 shares of UPC Common Stock based on the number of shares of UPC Common Stock issued and outstanding on July 31, 1997 (and excluding shares to be issued pursuant to Other Pending Acquisitions and shares to be issued pursuant to the exercise of stock options and for other purposes).


         REASONS FOR THE MERGER, RECOMMENDATIONS OF THE BOARD OF DIRECTORS OF SFC. The Board of Directors of SFC believes that the Agreement, the Plan of Merger, and the Merger are in the best interests of SFC and its stockholders. THE SFC DIRECTORS UNANIMOUSLY RECOMMEND THAT SFC STOCKHOLDERS VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER. The Board of Directors of SFC believes that the Merger will result in a company with expanded opportunities for profitable growth and that the combined resources and capital of SFC and UPC will provide an enhanced ability to compete in the changing and competitive financial services industry. See "DESCRIPTION OF TRANSACTION -- Background of and Reasons for the Merger."

         In unanimously approving the Agreement and the Plan of Merger, SFC's directors considered, among other things, SFC's and UPC's financial condition, the financial terms and income tax consequences of the Merger, the likelihood of the Merger being approved by regulatory authorities without undue conditions or delay, legal advice concerning the proposed Merger, the views of Friedman, Billings, Ramsey & Co., Inc. ("FBR") as to the fairness of the Exchange Ratio, from a financial point of view, to the stockholders of SFC, and the fairness of the terms of the Merger to SFC stockholders. See "DESCRIPTION OF TRANSACTION -- Background of and Reasons for the Merger."


         OPINION OF FINANCIAL ADVISOR. FBR has rendered an opinion to the Board of Directors of SFC that, based on and subject to the procedures, matters, and limitations described in its opinion and such other matters as it considered relevant, as of the date of its opinion, the Exchange Ratio is fair, from a financial point of view, to the stockholders of SFC. The opinion of FBR dated as of the date of this Proxy Statement is attached as Appendix C to this Proxy Statement. SFC stockholders are urged to read the opinion in its entirety for a description of the procedures followed, matters considered, and limitations on the reviews undertaken in connection therewith. See "DESCRIPTION OF TRANSACTION -- Opinion of SFC's Financial Advisor."


         EFFECTIVE TIME. Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Certificate of Merger becomes effective with the Delaware Secretary of State. Unless otherwise agreed upon by SFC and UPC, and subject to the conditions to the obligations of the parties to effect the Merger, the parties will use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 30 days following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last consent of any regulatory authority required for the Merger, (ii) the date on which the stockholders of SFC adopt the Agreement and the Plan of Merger as required by applicable law, and (iii) the date on which all other conditions precedent to each party's obligations under the Agreement have been satisfied or waived (to the extent waivable). See "DESCRIPTION OF TRANSACTION -- Effective Time of the Merger," " -- Conditions to Consummation of the Merger," and " -- Waiver, Amendment, and Termination."

         NO ASSURANCE CAN BE PROVIDED THAT THE NECESSARY STOCKHOLDER AND REGULATORY APPROVALS CAN BE OBTAINED OR THAT THE OTHER CONDITIONS PRECEDENT TO THE MERGER CAN OR WILL BE SATISFIED. SFC AND UPC ANTICIPATE THAT ALL CONDITIONS TO THE CONSUMMATION OF THE MERGER WILL BE SATISFIED SO THAT THE MERGER CAN BE CONSUMMATED DURING THE FIRST QUARTER OF 1998. HOWEVER, DELAYS IN THE CONSUMMATION OF THE MERGER COULD OCCUR.

         EXCHANGE OF STOCK CERTIFICATES. Promptly after the Effective Time, UPC will cause Union Planters National Bank, Memphis, Tennessee, acting in its capacity as exchange agent for UPC (the "Exchange Agent"), to mail to each holder of record of a certificate or certificates (collectively, the "Certificates") which, immediately prior to the Effective Time, represented outstanding shares of SFC Common Stock, a letter of transmittal and instructions for use in effecting the surrender and cancellation of the Certificates in exchange for certificates representing shares of UPC Common Stock. Cash will be paid to the holders of SFC Common Stock in lieu of the issuance of any fractional shares of UPC Common Stock. In no event will the holder of any surrendered Certificate(s) be entitled to receive interest on any cash to be issued to such holder, and in no event will SFC, UPC, or the Exchange Agent be liable to any holder of SFC Common Stock for any UPC Common Stock or dividends thereon or cash delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar law.

         REGULATORY APPROVAL AND OTHER CONDITIONS. The Merger is subject to the prior approval of the Federal Reserve. An application has been filed with this regulatory authority for the requisite approval. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVAL WILL BE OBTAINED OR AS TO THE TIMING OF ANY SUCH APPROVAL.

         Consummation of the Merger is subject to various other conditions, including receipt of the required approval of SFC stockholders, receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger, and certain other conditions. See "DESCRIPTION OF TRANSACTION -- Regulatory Approval" and " -- Conditions to Consummation of the Merger."

         WAIVER, AMENDMENT, AND TERMINATION. The Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by mutual consent of the Boards of Directors of SFC and UPC, or by the action of the Board of Directors of either company under certain circumstances, including, but not limited to, if (i) the Merger is not consummated by June 30, 1998, unless the failure to consummate by such date is due to a willful breach of the Agreement by the party seeking to terminate or (ii) IN CERTAIN CIRCUMSTANCES, AN ADJUSTMENT IS NOT MADE TO THE EXCHANGE RATIO. To the extent permitted by law, the Agreement may be amended upon the written agreement of UPC and SFC without the approval of stockholders, whether before or after adoption of the Agreement and the Plan of Merger by SFC stockholders; provided, that after such adoption, there shall be made no amendment that modifies in any material respect the consideration to be received by SFC stockholders, without the approval of such stockholders. See "DESCRIPTION OF TRANSACTION -- Possible Adjustment of Exchange Ratio" and " -- Waiver, Amendment, and Termination."

         DISSENTERS' RIGHTS. Pursuant to DGCL Section 262, the holders of SFC Common Stock do not have dissenters' rights with respect to the Merger. See "DESCRIPTION OF TRANSACTION -- Dissenters' Rights."


         INTERESTS OF CERTAIN PERSONS IN THE MERGER. Certain members of SFC's management and Board of Directors have interests in the Merger in addition to their interests as stockholders of SFC generally. These interests relate to: (i) the election of one member of the SFC Board of Directors and management, David
J. Tooley, to the Board of Directors of the UPC subsidiary operating in Springfield, Missouri; (ii) the formation and maintenance of a Mt. Vernon, Missouri Advisory Board until July 31, 2001; (iii) the assumption by UPC of all employment, severance, consulting and other compensation contracts disclosed to UPC between any SFC company and any current or former director, officer or employee thereof, including all obligations under the Change in Control Severance Agreements between SFC and Raymond G. Merryman, President and Chief Executive Officer, David J. Tooley, Executive Vice President, and Greg Steffens, Chief Financial Officer, including their rights to receive change in control payments thereunder of approximately $214,973, $217,833 and $130,117, respectively; (iv) the right to receive individual payments of $50,000 for each of Messrs. Merryman and Tooley in consideration of their agreement to enter into written agreements not to compete with UPC for a period of two years following the Effective Time; (v) UPC permitting SFC to take certain steps and make certain payments, to the extent permitted by law, for the purpose of maximizing allocations under the SFC Employee Stock Ownership Plan ("ESOP") to SFC employees; (vi) the eligibility of former employees of SFC who become employees of UPC for certain employee benefits; (vii) the transfer of certain club memberships from corporate to personal status; and (viii) the continued indemnification by UPC of the former directors, officers, employees and agents of SFC and its subsidiaries following consummation of the Merger. See "DESCRIPTION OF TRANSACTION -- Interests of Certain Persons in the Merger."


         CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. It is intended that the Merger will be treated as a reorganization within the meaning of
Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, no gain or loss will be recognized by a SFC stockholder upon the exchange of such stockholder's shares of SFC Common Stock solely for shares of UPC Common Stock (including any associated UPC Rights). Subject to the provisions and limitations of Section 302(a) of the Code, gain or loss will be recognized with respect to cash received in lieu of fractional shares. Gain recognition, if any, will not be in excess of the amount of cash received. Consummation of the Merger is conditioned upon receipt by SFC and UPC of an opinion of Alston & Bird LLP substantially to this effect. TAX CONSEQUENCES OF THE MERGER FOR INDIVIDUAL TAXPAYERS CAN VARY, HOWEVER, AND ALL SFC STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE EFFECT OF THE MERGER ON THEM UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS. For a further discussion of the federal income tax consequences of the Merger, see "DESCRIPTION OF TRANSACTION -- Certain Federal Income Tax Consequences."

         ACCOUNTING TREATMENT. It is intended that the Merger will be accounted for as a purchase transaction for accounting and financial reporting purposes. See "DESCRIPTION OF TRANSACTION -- Accounting Treatment."

         CERTAIN DIFFERENCES IN STOCKHOLDERS' RIGHTS. At the Effective Time, SFC stockholders, whose rights are governed by SFC's Certificate of Incorporation, as amended, and Bylaws and by the DGCL, will automatically become UPC stockholders, and their rights as UPC stockholders will be governed by UPC's Restated Charter and Bylaws and the Tennessee Business Corporation Act (the "TBCA"). The rights of UPC stockholders differ from the rights of SFC stockholders in certain important respects, including with respect to certain anti-takeover provisions provided for in UPC's Restated Charter and Bylaws. See "EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS."

         OPTION AGREEMENT. SFC, as issuer, and UPC, as grantee, entered into a stock option agreement (the "Option Agreement") pursuant to which SFC granted UPC an option to purchase, under certain circumstances and subject to certain possible adjustments and limitations, up to 298,228 shares of SFC Common Stock at a price of $37.00 per share. Notwithstanding anything to the contrary contained in the Option Agreement, in no event may the Total Profit or the Notional Total Profit (each as defined in the Option Agreement) of UPC exceed $3.0 million. The Option Agreement is exercisable upon the occurrence of certain events that create the potential for another party to acquire control of SFC. To the knowledge of SFC, no such event which would permit exercise of the Option Agreement has occurred as of the date of this Proxy Statement. The Option Agreement was granted by SFC as a condition of and in consideration for UPC's entering into the Agreement and is intended to increase the likelihood that the Merger will be effected by making it more difficult and more expensive for a third party to acquire control of SFC. See "DESCRIPTION OF TRANSACTION -- Option Agreement."

         CONDUCT OF BUSINESS PENDING THE MERGER. Each party has agreed in the Agreement to, among other things, operate its business and to take no action that would materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement. In addition, SFC has agreed not to take certain actions relating to the operation of SFC pending consummation of the Merger without the prior written consent of UPC, except as otherwise permitted by the Agreement, including, among other things: (i) becoming responsible for any obligation for borrowed money in excess of an aggregate of $250,000, except in the ordinary course of business consistent with past practices; (ii) paying any dividends, or, subject to certain exceptions, exchanging any shares of its capital stock, issuing any additional shares of its capital stock or giving any person the right to acquire any such shares; (iii) acquiring control over any other entity; (iv) subject to certain exceptions, granting any increase in compensation or benefits, or paying any bonus, to any of its directors, officers, or employees; or (v) except as previously disclosed to UPC, modifying or adopting any employee benefit plans, including any employment contract. See "DESCRIPTION OF TRANSACTION -- Conduct of Business Pending the Merger."

COMPARATIVE MARKET PRICES OF COMMON STOCK


         Shares of UPC Common Stock are traded on the NYSE under the symbol "UPC." Shares of SFC Common Stock are traded in the over-the-counter market and quoted on the Nasdaq/NMS under the symbol "SMFC." The following table sets forth the reported closing sale prices per share for SFC Common Stock and UPC Common Stock and the equivalent per share prices giving effect to the Merger (as explained below) for SFC Common Stock on (i) June 23, 1997, the last trading day preceding the public announcement of the execution of the Agreement, and (ii) August 25, 1997, the last practicable date prior to the mailing of this Proxy Statement.



                                    SFC                      UPC                  Equivalent Price
                               Common Stock             Common Stock              Per SFC Share(1)
                               ------------             ------------              ----------------

June 23, 1997                      $39.75                   $51.13                     $39.34
August 25, 1997                     37.00                    49.25                      37.89


------------------------------

(1) The equivalent price per share of SFC Common Stock at each specified date represents the closing sale price of a share of UPC Common Stock on such date multiplied by an Exchange Ratio of .7694. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

         There can be no assurance as to what the market price of the UPC Common Stock will be if and when the Merger is consummated.

EQUIVALENT AND PRO FORMA PER SHARE DATA


         The following table sets forth certain comparative per share data relating to earnings before extraordinary items and accounting changes, cash dividends, and book value on (i) a historical basis for UPC and SFC; (ii) a pro forma combined basis per share of UPC Common Stock, giving effect to the Merger and the "Other Pending Acquisitions" (as defined under "BUSINESS OF UPC -- Recent Developments"); and (iii) an equivalent pro forma basis per share of SFC Common Stock, giving effect to the Merger and the Other Pending Acquisitions. Pro forma data is not presented separately for SFC because it would not be significantly different from UPC's results. The UPC pro forma combined information and the SFC equivalent pro forma information give effect to the Merger and the Other Pending Acquisitions and reflect an Exchange Ratio of
 .7694. The Merger is expected to be accounted for using the purchase method of accounting and the Other Pending Acquisitions are expected to be accounted for using the pooling-of-interests method of accounting. The pro forma information for 1996 and the six months ended June 30, 1997 reflect the acquisition of SFC and the Other Pending Acquisitions as of January 1, 1996. The pro forma information for 1995 and 1994 reflect only the assumed acquisition of Magna Bancorp, Inc. because the Merger and the Other Pending Acquisitions (excluding Magna Bancorp, Inc.) are not considered significant to UPC from a financial statement presentation standpoint. The pro forma data are presented for information purposes only and are not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger or the Other Acquisitions (as defined under "Business of UPC -- Recent Developments") been consummated at the dates or during the periods indicated, nor are they necessarily indicative of future results of operations or combined financial position.


         The information shown below should be read in conjunction with, and is qualified in its entirety by, the historical consolidated financial statements of UPC and SFC, including the respective notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE," " -- Selected Financial Data," and "BUSINESS OF UPC -- Recent Developments."

                           UNION PLANTERS CORPORATION
                             SHO-ME FINANCIAL CORP.
               HISTORICAL AND PRO FORMA COMPARATIVE PER SHARE DATA




                                                       Six Months Ended          Years Ended December 31,
                                                           June 30,          --------------------------------
                                                             1997             1996         1995         1994
                                                           --------          ------       ------       ------
EARNINGS BEFORE EXTRAORDINARY ITEMS
  AND ACCOUNTING CHANGES
   UPC
      Primary ...................................        $    1.73         $   1.95     $   2.72     $   1.52
      Fully Diluted .............................             1.68             1.92         2.64         1.52
   SFC ..........................................             1.37             1.35          .96          .40
   UPC pro forma (all Other Pending Acquisitions,
    including SFC) (2)(3)
     Primary ....................................             1.71             1.97         2.74         1.59
     Fully diluted ..............................             1.66             1.94         2.67         1.58
   SFC equivalent pro forma (UPC only) (1)
      Primary ...................................             1.33             1.50         2.09         1.17
      Fully diluted .............................             1.29             1.48         2.03         1.17
   SFC equivalent pro forma (all Other Pending
    Acquisitions, including SFC) (1)
      Primary ...................................             1.32             1.52         2.11         1.22
      Fully diluted .............................             1.28             1.49         2.05         1.22

CASH DIVIDENDS PER SHARE
   UPC ..........................................              .695            1.08          .98          .88
   SFC ..........................................               --               --           --           --
   SFC equivalent pro forma (1) .................              .53              .83          .75          .68



                                                                          June 30,          December 31,
                                                                            1997                1996
                                                                         ---------          ------------
BOOK VALUE PER COMMON STOCK
UPC ..........................................                          $   20.69           $   19.55
SFC ..........................................                              19.82               18.84
UPC pro forma (all Other Pending Acquisitions,
  including SFC) (2)(3) ......................                              20.62               19.48
SFC equivalent pro forma (UPC only) (1) ......                              15.92               15.04
SFC equivalent pro forma (all Other Pending
  Acquisitions, including SFC) (1) ...........                              15.87               14.99


---------------------------------------

(1) The equivalent pro forma per share data for SFC is computed by multiplying UPC's pro forma information by an Exchange Ratio of .7694.

(2) Assumes UPC will repurchase up to the number of shares issued to SFC shareholders in the open market at anytime up to three months after consummation of the Merger.


(3) See "Business of UPC -- Recent Developments" for information regarding the Other Announced Acquisitions that are not included in the pro forma information above.

SELECTED FINANCIAL DATA


         The following tables present for UPC, selected consolidated financial data for the five-year period ended December 31, 1996 and for the six-month periods ended June 30, 1997 and June 30, 1996, and for SFC, selected consolidated financial data for the five-year period ended December 31, 1996 and for the six-month periods ended June 30, 1997 and June 30, 1996. The information for UPC has been derived from the consolidated financial statements of UPC, including the audited consolidated financial statements of UPC incorporated in this Proxy Statement by reference to UPC's 1996 Annual Report on Form 10-K for the year ended December 31, 1996 and UPC's Quarterly Report on Form 10-Q for the quarters ended June 30, 1997 and June 30, 1996, and should be read in conjunction therewith and with the notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE." The information for SFC has been derived from the consolidated financial statements of SFC incorporated in this Proxy Statement by reference to SFC's Annual Report on Form 10-KSB for the year ended December 31, 1996 and SFC's Quarterly Report on Form 10-QSB for the quarters ended June 30, 1997, and 1996, and should be read in conjunction therewith and with the notes thereto. See "DOCUMENTS INCORPORATED BY REFERENCE." Historical results are not necessarily indicative of results to be expected for any future period. In the opinion of the respective managements of UPC and SFC, all adjustments (which include normal recurring adjustments and those related to the adoption of new accounting principles) necessary to arrive at a fair statement of interim results of operations of UPC and SFC, respectively, have been included. With respect to UPC and SFC, results for the six months ended June 30, 1997 are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. See "BUSINESS OF UPC -- Recent Developments" for information concerning UPC's Other Acquisitions and other "Announced Acquisitions" as defined therein.

                   UNION PLANTERS CORPORATION AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA


                                               Six Months Ended
                                                  June 30, (1)                          Years Ended December 31, (1)
                                              ------------------         ---------------------------------------------------------
                                              1997          1996         1996        1995          1994          1993         1992
                                              ----          ----         ----        ----          ----          ----         ----
                                                                (Dollars in thousands, except per share data)
INCOME STATEMENT DATA
 Net interest income ..................  $   312,950  $   299,542  $   605,962  $   535,997  $    504,500   $   439,290  $   357,365
 Provision for losses on loans ........       25,001       25,669       57,395       27,381         9,661        22,660       37,367
 Investment securities gains (losses) .            9           32        4,081          409       (22,515)        3,508       11,880
 Other noninterest income .............      111,982      109,285      222,250      203,014       160,109       154,254      136,162
 Noninterest expense ..................      219,302      238,245      570,634      452,635       486,836       408,888      362,028
                                         -----------  -----------  -----------  -----------  ------------   -----------  -----------
Earnings before income taxes,
    extraordinary item, and accounting
     changes ..........................      180,638      144,945      204,264      259,404       145,597       165,504      106,012
 Applicable income taxes ..............       61,593       49,169       70,526       86,648        45,174        51,864       30,219
                                         -----------  -----------  -----------  -----------  ------------   -----------  -----------
Earnings before extraordinary item and
    accounting changes ................      119,045       95,776      133,738      172,756       100,423       113,640       75,793
Extraordinary item and accounting
    changes, net of taxes .............           --           --           --           --            --           637        2,847
                                         -----------  -----------  -----------  -----------  ------------   -----------  -----------
Net earnings ..........................    $ 119,045  $    95,776  $   133,738  $   172,756  $    100,423   $   114,277  $    78,640
                                         ===========  ===========  ===========  ===========  ============   ===========  ===========

PER COMMON SHARE DATA (2), (5)
 Primary
    Earnings before extraordinary item
       and accounting changes .........  $      1.73  $      1.42  $      1.95  $      2.72  $       1.52   $      2.19  $      1.75
    Net earnings ......................         1.73         1.42         1.95         2.72          1.52          2.20         1.75
 Fully diluted
    Earnings before extraordinary item
      and accounting changes ..........         1.68         1.38         1.92         2.64          1.52          2.14         1.73
    Net earnings ......................         1.68         1.38         1.92         2.64          1.52          2.15         1.73
 Cash dividends .......................         .695          .54         1.08          .98           .88           .72          .60
 Book value ...........................        20.69        19.19        19.55        18.52         15.42         14.80        14.08

BALANCE SHEET DATA (AT PERIOD END)
 Total assets .........................  $14,770,346  $15,273,145  $15,222,563  $14,383,222  $ 13,425,063   $11,866,609  $10,180,375
 Loans, net of unearned income ........   10,402,408    9,607,778   10,434,070    9,041,059     8,436,650     6,615,884    5,364,377
 Allowance for losses on loans ........      161,159      167,987      166,853      156,388       154,131       141,999      114,130
 Investment securities ................    2,832,726    4,111,207    2,956,234    3,573,054     3,592,482     3,854,767    3,370,321
 Deposits .............................   11,238,399   11,593,444   11,490,262   11,074,722    10,702,569     9,879,780    8,714,306
 Short-term borrowings ................      534,068    1,076,781      714,146      838,283       699,838       300,414      343,452
 Long-term debt (3)
    Parent company ....................      373,478      213,453      373,459      214,758       114,790       114,729       74,292
    Subsidiary banks ..................      943,582      869,525    1,035,257      811,819       693,002       463,055      202,847
 Total shareholders' equity ...........    1,444,929    1,316,114    1,352,874    1,213,162     1,008,594       935,730      670,267
 Average assets .......................   14,877,498   15,138,068   15,274,782   13,661,748    13,105,179    11,565,505    9,475,049
 Average shareholders' equity .........    1,368,627    1,254,354    1,283,575    1,119,232     1,042,990       813,140      623,869
 Average shares outstanding
      (in thousands)
    Primary ...........................       67,249       64,300       64,987       60,385        59,587        43,192       35,463
    Fully diluted .....................       71,028       68,919       69,518       64,995        59,929        47,422       38,307

                                                   Six Months Ended
                                                    June 30, (1)                    Years Ended December 31, (1)
                                                   ----------------      ------------------------------------------------
                                                   1997       1996       1996       1995       1994       1993       1992
                                                   ----       ----       ----       ----       ----       ----       ----
                                                                         (Dollars in thousands, except per share data)
PROFITABILITY AND CAPITAL RATIOS
 Return on average assets ................         1.61%      1.27%       .88%      1.26%       .77%       .99%       .83%
 Return on average common equity .........        18.12      15.93      10.61      16.16       9.76      14.92      13.15
 Net interest income (taxable-equivalent)/
    average earning assets (4) ...........         4.73       4.42       4.41       4.38       4.31       4.29       4.26
 Loans/deposits ..........................        92.56      82.87      90.81      81.64      78.83      66.96      61.56
 Common and preferred dividend
    payout ratio .........................        40.75      33.53      50.64      32.74      40.99      28.34      32.95
 Equity/assets (period end) ..............         9.78       8.62       8.89       8.43       7.51       7.89       6.58
 Average shareholders' equity/
    average  total assets ................         9.20       8.29       8.40       8.19       7.96       7.03       6.58
 Leverage ratio ..........................        10.64       8.34       9.61       8.08       7.53       7.62       6.36
 Tier 1 capital/risk-weighted assets .....        16.76      13.93      15.29      13.39      12.75      14.07      11.70
 Total capital/risk-weighted assets ......        19.86      17.09      18.32      16.68      14.97      16.51      13.64

ASSET QUALITY RATIOS (6)
 Allowance/period-end loans ..............         1.80       1.98       1.86       1.92       1.98       2.27       2.20
 Nonperforming loans/total loans .........          .61        .74        .74        .56        .44        .65       1.16
 Allowance/nonperforming loans ...........          295        268        253        344        444        346        189
 Nonperforming assets/loans and
    foreclosed properties ................          .80       0.87        .92        .67        .58        .96       1.83
 Provision/average loans .................          .56       0.60        .66        .34        .14        .37        .74
 Net charge-offs/average loans ...........          .69       0.48        .60        .34        .09        .27        .52


---------------------------------------

(1) Reference is made to "Basis of Presentation" in Note 1 to UPC's audited consolidated financial statements contained in the 1996 Annual Report to Shareholders, which is incorporated by reference. See "DOCUMENTS INCORPORATED BY REFERENCE."

(2) Share and per share amounts have been retroactively restated for significant acquisitions accounted for as pooling of interests.

(3) Long-term debt includes Medium-Term Bank Notes, Federal Home Loan Bank ("FHLB") advances, subordinated notes and debentures, obligations under capital leases, mortgage indebtedness, Trust Preferred Securities, and notes payable with maturities greater than one year.

(4) Average balances and calculations do not include the impact of the net unrealized gain or loss on available for sale securities.

(5) Leader Financial Corporation ("Leader") was organized as a holding company on March 18, 1993 in connection with the conversion of its principal subsidiary, Leader Federal Bank for Savings, from a federal mutual savings bank to a federally-chartered capital stock savings bank. (See Note 2 to UPC's consolidated financial statements contained in the 1996 Annual Report to Shareholders). Accordingly, earnings per share for the year ended December 31, 1992 is calculated using only UPC's historical net earnings and the calculation of earnings per share for the year ended December 31, 1993 is based on UPC's historical net earnings for 1993 plus Leader's fourth quarter net earnings, since the stock conversion occurred on September 30, 1993.

(6) FHA/VA government-insured/guaranteed loans have been excluded, since they represent minimal credit risk to UPC.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARIES
                             SELECTED FINANCIAL DATA

                                             Six Months Ended
                                                  June 30,                        Years Ended December 31,
                                              ---------------       -----------------------------------------------
                                              1997       1996       1996      1995       1994       1993       1992
                                              ----       ----       ----      ----       ----       ----       ----
                                                                     (Dollars in thousands, except per share data)

INCOME STATEMENT DATA
   Net interest income ..................  $  5,078  $   4,232   $  8,900  $  6,640  $   5,520   $  5,159  $  4,899
   Provision for losses on loans ........        75         65        155       130         90        410        70
   Investment securities gains (losses) .       157        (18)       128        32        (63)       142        59
   Other noninterest income .............       664        549      1,192       946        722        634       593
   Noninterest expense ..................     2,523      2,801      6,594     4,688      3,817      3,376     2,730
                                           --------  ---------   --------  --------  ---------   --------  --------
   Earnings before income taxes,
     extraordinary items, and accounting
     changes ............................     3,301      1,897      3,471     2,800      2,272      2,149     2,751
   Applicable income taxes ..............     1,228        747      1,273     1,054        841        885       995
                                           --------  ---------   --------  --------  ---------   --------  --------
   Earnings before  extraordinary items
      and accounting  changes ...........     2,073      1,150      2,198     1,746      1,431      1,264     1,756
   Accounting changes, net of taxes .....        --         --         --        --         --        333        --
                                           --------  ---------   --------  --------  ---------   --------  --------
   Net earnings .........................  $  2,073  $   1,150   $  2,198  $  1,746  $   1,431   $  1,597  $  1,756
                                           ========  =========   ========  ========  =========   ========  ========

PER COMMON SHARE DATA (1)
   Primary
      Earnings before  accounting changes  $   1.37  $     .68   $   1.35  $    .96  $     .40         --        --
      Net earnings ......................      1.37        .68       1.35       .96        .40         --        --
   Fully diluted
      Earnings before accounting changes       1.37        .68       1.35       .96        .40         --        --
      Net earnings ......................      1.37        .68       1.35       .96        .40         --        --
   Cash dividends .......................        --         --         --        --         --         --        --
   Book value ...........................     19.82      17.76      18.84     17.01      15.86         --        --

BALANCE SHEET DATA (AT PERIOD END)
   Total assets .........................  $328,803  $ 280,027   $297,996  $252,060  $ 193,469   $147,095  $144,852
   Loans, net of unearned income ........   289,420    244,467    257,294   216,134    155,454    108,070    96,415
   Allowance for losses on loans ........     1,896      1,742      1,824     1,689      1,614      1,542     1,148
   Investment securities ................    23,987     20,974     18,880    20,811     29,769     26,724    32,082
   Deposits .............................   199,775    168,849    182,014   146,550    136,297    132,801   131,903
   Short-term borrowings ................    37,329     44,831     42,051    23,024     14,600         --        --
   Long-term debt
      Subsidiary bank ...................    59,000     33,000     42,000    50,000      9,000         --        --
   Total shareholders' equity ...........    29,698     30,787     30,032    30,966     32,518     13,511    11,914
   Average assets .......................   308,794    264,527    277,486   222,383    164,452    145,932   145,801
   Average shareholders' equity .........    29,387     31,307     30,784    31,861     22,315     12,504    10,756
   Average shares outstanding
    (in thousands)
      Primary ...........................     1,484      1,607      1,518     1,685      1,907         --        --
      Fully diluted .....................     1,492      1,607      1,522     1,685      1,907         --        --

                                                Six Months Ended
                                                    June 30,                             Years Ended December 31,
                                                ------------------        ---------------------------------------------------------
                                                 1997         1996        1996         1995           1994         1993        1992
                                                 ----         ----        ----         ----           ----         ----        ----
                                                                         (Dollars in thousands, except per share data)
PROFITABILITY AND CAPITAL RATIOS

   Return on average assets ..........           1.34 %         .87 %      .79 %         .79%           .87 %      1.09%       1.21%
   Return on average common equity ...          14.11          7.34       7.14          5.48           6.41       10.11       15.91
   Net interest income/average earning
      assets .........................           3.44          3.36       3.37          3.12           3.49        3.67        3.47
   Loans/deposits ....................           1.44          1.44       1.40          1.46           1.13         .80         .72
   Common and preferred dividend
      payout ratio ...................             --            --         --            --             --          --          --
   Equity/assets (period end) ........           9.03         11.01      10.08         12.28          16.81        9.18        8.22
   Average shareholders' equity/
      average total assets ...........           9.52         11.84      11.09         14.33          13.57        8.71        7.58
   Capital ratio .....................           9.52         11.84      11.09         14.33          13.57        8.71        7.58
   Tier 1 capital/risk-weighted assets          13.79         15.98      15.38         17.33          23.40       16.77       16.32
   Total capital/risk-weighted assets           14.80         17.07      16.49         18.43          24.56       17.98       17.49

ASSET QUALITY RATIOS
   Allowance/period-end loans(2)  ....            .66           .71        .71           .78           1.04        1.43        1.19
   Nonperforming loans/total loans(3)             .13           .05        .10           .02            .03         .31         .10
   Allowance/nonperforming loans .....            507         1,528        717         4,826          3,471         269         244
   Nonperforming assets/loans and
      foreclosed properties ..........            .14           .05        .10           .02            .06         .53         .49
   Provision/average loans ...........            .71           .77        .76           .92           1.29        1.51        1.21
   Net charge-offs/average loans .....            .01           .01        .01           .03            .01         .02         .05


------------------


(1) Per share information is not provided for years ended December 31, 1993 and 1992 because SFC did not complete its initial public offering until June 28, 1994.


(2)  Allowance divided by loans, net of unearned income.

(3)  Nonperforming loans divided by loans, net of unearned income.

                       SPECIAL MEETING OF SFC STOCKHOLDERS


DATE, PLACE, TIME, AND PURPOSE


         This Proxy Statement is being furnished to the holders of SFC Common Stock in connection with the solicitation by the SFC Board of Directors of proxies for use at the Special Meeting, and at any and all adjournments or postponements thereof, at which SFC stockholders will be asked to vote upon a proposal to approve the adoption of the Agreement and the Plan of Merger. The Special Meeting will be held at the corporate offices of SFC at 109 N. Hickory Street, Mt. Vernon, Missouri 65712, at 11:00 a.m., local time, on October 8, 1997. See "DESCRIPTION OF TRANSACTION."


RECORD DATE, VOTING RIGHTS, REQUIRED VOTE AND REVOCABILITY OF PROXIES


         The close of business on August 25, 1997, has been fixed as the SFC Record Date for determining holders of outstanding shares of SFC Common Stock entitled to notice of and to vote at the Special Meeting. Only holders of SFC Common Stock of record on the books of SFC at the close of business on the SFC Record Date are entitled to notice of and to vote at the Special Meeting. As of the SFC Record Date, there were 1,498,636 shares of SFC Common Stock issued and outstanding held by 543 holders of record.


         Holders of SFC Common Stock are entitled to one vote on each matter considered and voted upon at the Special Meeting for each share of SFC Common Stock held of record as of the SFC Record Date. To hold a vote on any proposal, a quorum must be assembled, which requires that at least one-third of the shares of SFC Common Stock issued and outstanding and entitled to vote be present in person or represented by proxy. In determining whether a quorum exists at the Special Meeting for purposes of all matters to be voted on, all votes "for" or "against," as well as all abstentions, with respect to the proposal receiving the most such votes, will be counted. Adoption of the Agreement and the Plan of Merger requires an affirmative vote of the holders of at least a majority of the issued and outstanding shares of SFC Common Stock entitled to be voted at the Special Meeting. Consequently, with respect to the proposal to adopt the Agreement and the Plan of Merger, abstentions and broker non-votes will be counted as part of the base number of votes to be used in determining if the proposal has received the requisite number of votes for adoption. Thus, an abstention or a broker non-vote will have the same effect as a vote "against" such proposal.

         Shares of SFC Common Stock represented by properly executed proxies, if such proxies are received in time for exercise and not revoked, will be voted in accordance with the instructions indicated on the proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH PROXIES WILL BE VOTED FOR THE PROPOSAL TO ADOPT THE AGREEMENT AND THE PLAN OF MERGER AND, IN THE DISCRETION OF THE PROXY HOLDER, AS TO ANY OTHER MATTER WHICH MAY COME PROPERLY BEFORE THE SPECIAL MEETING. IF NECESSARY, THE PROXY HOLDER MAY VOTE IN FAVOR OF A PROPOSAL TO ADJOURN THE SPECIAL MEETING IN ORDER TO PERMIT FURTHER SOLICITATION OF PROXIES IN THE EVENT THERE ARE NOT SUFFICIENT VOTES TO APPROVE THE FOREGOING PROPOSAL AT THE TIME OF THE SPECIAL MEETING. HOWEVER, NO PROXY HOLDER WILL VOTE ANY PROXIES VOTED "AGAINST" ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER "FOR" A PROPOSAL TO ADJOURN THE SPECIAL MEETING.

         FAILURE BOTH TO RETURN THE PROXY CARD AND TO VOTE IN PERSON AT THE SPECIAL MEETING WILL HAVE THE EFFECT OF A VOTE CAST AGAINST THE PROPOSAL TO ADOPT THE AGREEMENT AND THE PLAN OF MERGER.

         A SFC stockholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting by (i) giving written notice of revocation to the Secretary of SFC, (ii) properly submitting to SFC a duly executed proxy bearing a later date, or (iii) attending the Special Meeting and voting in person. All written notices of revocation and other communications with respect to revocation of proxies should be addressed as follows: Sho-Me Financial Corp., 109 N. Hickory Street, Mt. Vernon, Missouri 65712; Attention:
Barbara Rubison, Corporate Secretary.

         The directors and executive officers of SFC and their affiliates beneficially owned, as of the SFC Record Date, 130,001 shares (excluding shares underlying SFC Options), or approximately 8.67% of the then issued and outstanding shares of SFC Common Stock.


SOLICITATION OF PROXIES

         Proxies may be solicited by the directors, officers, and employees of SFC by mail, in person, or by telephone or telegraph. Such persons will receive no additional compensation for such services. SFC may make arrangements with brokerage firms and other custodians, nominees, and fiduciaries, if any, for the forwarding of solicitation materials to the beneficial owners of SFC Common Stock held of record by such persons. Any such brokers, custodians, nominees, and fiduciaries will be reimbursed for the reasonable out-of-pocket expenses incurred by them for such services. All expenses associated with the solicitation of proxies, other expenses associated with the Special Meeting, and expenses related to the printing and mailing of this Proxy Statement, will be shared by UPC and SFC as provided in the Agreement. SFC presently intends to use the services of a proxy soliciting firm in connection with the solicitation of proxies for the Special Meeting. See "DESCRIPTION OF TRANSACTION -- Expenses and Fees."

RECOMMENDATION

         THE BOARD OF DIRECTORS OF SFC HAS UNANIMOUSLY APPROVED THE AGREEMENT, THE PLAN OF MERGER, AND THE MERGER CONTEMPLATED THEREBY, BELIEVES THAT THE PROPOSAL TO ADOPT THE AGREEMENT AND THE PLAN OF MERGER IS IN THE BEST INTERESTS OF SFC AND ITS STOCKHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT THE SFC STOCKHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL TO ADOPT THE AGREEMENT AND THE PLAN OF MERGER.

                           DESCRIPTION OF TRANSACTION


         The following information describes material aspects of the Merger. This description does not purport to be complete and is qualified in its entirety by reference to the Appendices hereto, including the Agreement and the Plan of Merger, which are attached as Appendices A and B, respectively, to this Proxy Statement and incorporated herein by reference. All stockholders are urged to read the Appendices in their entirety.

GENERAL

         The Agreement provides for the acquisition of SFC by UPC pursuant to the merger of SFC with UPC Merger Subsidiary, a newly-formed, a wholly-owned, first-tier subsidiary of UPC, with the effect that SFC will be the surviving corporation resulting from the Merger. At the Effective Time, each share of SFC Common Stock then issued and outstanding (excluding shares held by SFC, UPC, or their respective subsidiaries, in each case other than shares held in a fiduciary capacity or as a result of debts previously contracted) will be converted into and exchanged for .7694 of a share of UPC Common Stock, subject to possible adjustment as described below (the "Exchange Ratio"). It is anticipated that as soon as practical following the Merger, SFC will merge with and into UPC with UPC as the surviving corporation (the "Second Merger").

         No fractional shares of UPC Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any SFC stockholder would be entitled upon consummation of the Merger, in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as selected by UPC) on the last trading day preceding the Effective Time.


         As of the SFC Record Date, SFC had 1,498,636 shares of SFC Common Stock issued and outstanding and 149,946 additional shares of SFC Common
Stock subject to SFC Options. Based upon an Exchange Ratio of .7694, upon consummation of the Merger, UPC would issue approximately 1,153,051 shares of UPC Common Stock, excluding shares subject to assumed SFC Options. Accordingly, UPC would then have issued and outstanding approximately 68,081,532 shares of UPC Common Stock based on the number of shares of UPC Common Stock issued and outstanding on July 31, 1997 (and excluding shares to be issued pursuant to Other Pending Acquisitions and shares to be issued pursuant to the exercise of stock options and for other purposes).


POSSIBLE ADJUSTMENT OF EXCHANGE RATIO

         Under certain circumstances, the Exchange Ratio could be adjusted pursuant to certain provisions in the Agreement; under no circumstances would the Exchange Ratio be less than .7694 of a share of UPC Common Stock for each share of SFC Common Stock. An adjustment could occur only if SFC's Board of Directors elects by majority vote to terminate the Agreement pursuant to the provisions of the Agreement described below, and if UPC then elects to avoid termination of the Agreement by adjusting the Exchange Ratio.

         SFC is not obligated to consummate the Merger with UPC if both:


    (a) the average of the daily last sales prices (the "Average Closing Price") of UPC Common Stock (as reported on the NYSE Composite Transactions List) for the 20 consecutive full trading days ending on the later of the date on which the Special Meeting is held and the date on which the last required consent of the Board of Governors of the Federal Reserve or the Office of Thrift Supervision is received (the "Determination Date") is less than $41.50, which represents a 20% decline from $51.875 (the "Starting Price"), the price per share of UPC Common Stock on June 30, 1997, the fourth full trading day after the announcement by press release of the Merger (the "Starting Date");


    and


    (b) (i) the number (the "UPC Ratio") obtained by dividing the Average Closing Price by $51.875, the Starting Price, is less than (ii) the number (the "Index Ratio") obtained by dividing the weighted average of the closing prices of the common stock of the bank holding companies defined as the "Index Group" in the Agreement (the "Index Price") on the Determination Date by the Index Price on June 30, 1997, the Starting Date, less 15%.


         In such case, SFC has the right to terminate the Agreement during the ten-day period commencing two days after the Determination Date by giving UPC prompt notice of that decision. SFC may withdraw its termination notice at any time during that ten-day period. During the five-day period after receipt of such notice, UPC has the option to increase the consideration payable to SFC stockholders by adjusting the Exchange Ratio in the manner described below. UPC IS UNDER NO OBLIGATION TO ADJUST THE EXCHANGE RATIO. If UPC elects to adjust the Exchange Ratio, it must give SFC prompt notice of that election and of the adjusted Exchange Ratio, in which case no termination shall have occurred pursuant to such right of termination.


         These conditions reflect the parties' agreement that SFC's stockholders will assume the risk of declines in the value of UPC Common Stock to $41.50. Any adjustment of the Exchange Ratio below a decline in the price of UPC Common Stock to $41.50 would be dependent on whether the price of UPC Common Stock lags behind a market basket of comparable bank holding company common stocks (the Index Group referenced above) by more than 15%.


         If the Average Closing Price is less than $41.50 per share and the UPC Ratio is less than the Index Ratio, the Board of Directors of SFC would likely elect to terminate the Agreement so as to require UPC to consider increasing the Exchange Ratio. UPC would then determine whether to proceed with the Merger at the higher Exchange Ratio. In making this determination, the principal factors UPC will consider include the projected effect of the Merger on UPC's pro forma earnings per share and whether UPC's assessment of SFC's earning potential as part of UPC justifies the issuance of an increased number of UPC's shares. If UPC declines to adjust the Exchange Ratio, SFC may elect to proceed without the adjustment, provided it does so within 12 days of the Determination Date, although it has no intention to so elect without resoliciting stockholder approval. In making such determination, the Board of Directors of SFC will consider whether the Merger remains in the best interest of SFC and its stockholders, despite a decline in UPC's stock price, and whether the consideration to be received by the holders of SFC Common Stock remains fair from a financial point of view.


         The operation of the adjustment mechanism can be illustrated by three scenarios. (For purposes of the scenarios, it has been assumed that the initial Exchange Ratio is .7694, the Starting Price of UPC Common Stock is $51.875, and the Index Price, as of the Starting Date, is $100.)



      (1) The first scenario occurs if the Average Closing Price is not less than $41.50. Under this scenario, regardless of any comparison between the UPC Ratio and the Index Ratio, there would be no adjustment to the Exchange Ratio, even though the value of the consideration to be received by SFC stockholders could have fallen from a pro forma
          $39.91 per share, as of the Starting Date, to $31.93 per share, as of the Determination Date.



      (2) The second scenario occurs if the Average Closing Price is less than $41.50, but does not represent a decline from the Starting Price of significantly more (i.e., by more than 15%) than the decline of the common stock prices of the Index Group. Under this scenario, there also would be no adjustment to the Exchange Ratio, even though the value of the consideration to be received by SFC stockholders would have fallen from a pro forma $39.91 per share, as of the Starting Date, to an amount based on the then lower price per share of UPC Common Stock, as of the Determination Date.



      (3) The third scenario occurs if the Average Closing Price declines below $41.50 and the UPC Ratio is below the Index Ratio. Under this scenario, the adjustment in the Exchange Ratio is designed to ensure that the SFC stockholders receive shares of UPC Common Stock having a value (based upon the Average Closing Price) that corresponds to at least $31.93 or a 15% decline from the stock price performance reflected by the Index Group, whichever is less.

         For example, if the Average Closing Price were $41, and the ending Index Price, as of the Determination Date, were $95, the UPC Ratio (.79) would be below the Index Ratio (.80, or .95 minus .15), SFC could terminate the Agreement unless UPC elected within five days to increase the Exchange Ratio to equal .7788, which represents the lesser of (a) .7788 [the result of dividing $31.93 (the product of $41.50 and the .7694 Exchange Ratio) by the Average Closing Price ($41.00), rounded to the nearest thousandth] and (b) .779 [the result of dividing the Index Ratio (.80) times .7694 by the UPC Ratio (.79), rounded to the nearest thousandth]. Based upon the assumed $41.00 Average Closing Price, the new Exchange Ratio would represent a value to the SFC stockholders of $31.93 per share.



         If the Average Closing Price were $41.00, and the ending Index Price, as of the Determination Date, were $100, the UPC Ratio (.79) would be below the Index Ratio (.85, or 1.00 minus .15), SFC could terminate the Agreement unless UPC elected within five days to increase the Exchange Ratio to equal .7788, which represents the lesser of (a) .7788 [the result of dividing $31.93 (the product of $41.50 and the .7694 Exchange Ratio) by the Average Closing Price ($41.00), rounded to the nearest thousandth] and (b) .828 [the result of dividing the Index Ratio (.85) times .7694 by the UPC Ratio (.79), rounded to the nearest thousandth]. Based upon the assumed $41.00 Average Closing Price, the new Exchange Ratio would represent a value to the SFC stockholders of $31.93 per share.


         The actual market value of a share of UPC Common Stock at the Effective Time and at the time certificates for those shares are delivered following surrender and exchange of Certificates for shares of SFC Common Stock may be more or less than the Average Closing Price. SFC stockholders are urged to obtain current market quotations for UPC Common Stock. See "COMPARATIVE MARKET PRICES AND DIVIDENDS."

EFFECT OF THE MERGER ON SFC OPTIONS

         At the Effective Time, each SFC Option granted by SFC under the SFC Stock Plans, as that term is defined in the Agreement, which are outstanding at the Effective Time, whether or not exercisable, will be converted into and become rights with respect to UPC Common Stock, and UPC will assume each SFC Option, in accordance with the terms of the SFC Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee will be substituted for SFC and the Committee of SFC's Board of Directors (including, if applicable, the entire Board of Directors of SFC or other independent committee) administering such SFC Stock Plan, (ii) each SFC Option assumed by UPC may be exercised solely for or converted into shares of UPC Common Stock, (iii) the number of shares of UPC Common Stock subject to such SFC Option (if applicable) will be equal to the number of shares rounded down to the nearest whole share of SFC Common Stock subject to such SFC Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such SFC Option will be adjusted by dividing the per share exercise price under each such SFC Option by the Exchange Ratio and rounding up to the nearest cent.

BACKGROUND OF AND REASONS FOR THE MERGER

         BACKGROUND OF THE MERGER. Effective June 28, 1994, 1st Savings Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank. At the same time, SFC was formed as 1st Savings Bank's holding company. In connection with the conversion, SFC completed an initial public offering of stock, selling 2,049,875 shares of SFC Common Stock at $10.00 per share.

         Following the conversion, management of SFC focused its attention primarily on increasing its core business while reviewing, from time to time, its strategic alternatives in light of its size, the increasing consolidation of the financial services industry and other relevant considerations. In January 1996, the Board of Directors determined to maintain an informed position with respect to its strategic alternatives by, among other things, retaining a financial advisor.

         In January 1996, SFC engaged FBR, to serve as its financial advisor on financial and strategic matters relating to the enhancement of stockholder value. Throughout 1996 and the first quarter of 1997 several alternatives were considered by SFC, most of which assumed the continued independence of SFC. None of these alternatives were ultimately deemed to be acceptable, based on market, pricing or regulatory issues.

         In January 1997, representatives of FBR presented an overview of several strategic alternatives available to the Board of Directors of SFC. Among the topics discussed was whether SFC should remain independent or consider a business combination with a similar sized or larger institution; and, if SFC were to seek a business combination, how it would develop and evaluate opportunities. In late April 1997, representatives of FBR met with several companies, including UPC, which had previously expressed interest in acquiring SFC.

         On May 13, 1997, the Board of Directors of SFC met to discuss its strategic alternatives. During this meeting, representatives of FBR presented analyses of SFC's strategic options, including comparative estimates of the returns to stockholders of SFC if, on one hand, SFC were to remain independent or, on the other hand, SFC were to engage in a business combination with a larger institution. At this meeting, the Board of Directors of SFC decided to determine the level of interest that might exist for a strategic alliance on the part of potential acquirors of SFC. The Board of Directors of SFC authorized FBR to solicit indications of interest from certain prospective acquirors of SFC, including UPC, which were believed by FBR to be likely to be interested in a strategic alliance with SFC as part of the evaluation of SFC's strategic alternatives.

         In late May 1997, President and Chief Executive Officer Raymond G. Merryman, Executive Vice President David J. Tooley and Chief Financial Officer Greg Steffens met informally with representatives of two different parties, one of which was UPC. These meetings included a general discussion of potential deal issues, with confidentiality agreements being executed by all parties. On-site due diligence was performed by both parties during the first week of June 1997, and on June 9, 1997, preliminary indications of interest were submitted by both parties.

         FBR, on behalf of SFC, had subsequent discussions with both parties for the purpose of enlarging the value of the stock consideration to be received by SFC stockholders. However, neither party changed its indication of value of SFC.

         On June 11, 1997, the Board of Directors of SFC met to consider these indications of interest. This meeting included representatives of Silver, Freedman & Taff, L.L.P., SFC's outside legal counsel ("SFT") and FBR. The Board of Directors of SFC determined, with the assistance of FBR, that UPC's indication of interest represented the best economic and strategic alternative for SFC and its stockholders. Various factors were considered in reaching this conclusion including, among other things, the indicated and potential long term value of the stock consideration from both parties, prevailing economic, market and monetary conditions, the reasonableness and achievability of SFC's financial and operating forecasts (and the assumptions and basis therefore) and its future prospects as an independent institution, the future financial and operating prospects of both parties that submitted preliminary indications of interest after giving effect to a business combination involving an acquisition of SFC, and the likely structures of the business combinations contemplated by the preliminary indications of interest submitted by both parties.

         UPC's preliminary indication of interest contemplated that SFC would be merged into a subsidiary of UPC, and was subject to a number of ordinary and customary conditions regarding the negotiation of a definitive agreement and the receipt of all relevant regulatory and stockholder approvals. Subsequent discussions and negotiations over the next twelve days between UPC and its counsel and SFC, its counsel and FBR, acting on behalf of SFC, resulted in a formal offer for SFC, as set forth in the Agreement.

         On June 23, 1997, SFC's Board of Directors held a meeting that included the participation of FBR and SFT. The meeting included a detailed discussion of the proposed transaction and the proposed definitive agreement previously furnished to the members of the Board of Directors of SFC. FBR presented a financial analysis of the transaction and its opinion that the transaction was fair from a financial point of view to the stockholders of SFC. SFC's Board then determined that the proposed transaction with UPC was in the best interests of its stockholders, and unanimously approved and adopted the Agreement and the Plan of Merger including approval of the transactions contemplated thereby.

         SFC'S REASONS FOR THE MERGER. The terms of the Agreement, including the consideration to be paid to SFC stockholders, were the result of arm's length negotiations between the representatives of UPC and SFC. Among the factors considered by the Board of Directors of SFC in deciding to approve, adopt and recommend the Agreement, the Plan of Merger and the transactions contemplated thereby were:

                  (a) the consideration to be paid to SFC stockholders in relation to the market value, book value, earnings per share and dividend rates of SFC Common Stock and UPC Common Stock;

                  (b) information concerning the financial condition, results of operations, capital levels, asset quality and prospects of SFC and UPC;

                  (c) the short-term and long-term impact the Merger will have on the UPC consolidated results of operations, including anticipated cost savings resulting from consolidations in certain areas;

                  (d) the general structure of the transaction;

                  (e) the compatibility of management and business philosophy;

                  (f) the likelihood of receiving the requisite regulatory approvals in a timely manner;

                  (g) the general tax-free nature of the Merger to stockholders of SFC;

                  (h) the ability of the combined enterprise to compete in relevant banking and non-banking markets;

                  (i) industry and economic conditions, including trends in the consolidation of the financial services industry;

                  (j) the impact of the Merger on the depositors, employees, customers of and communities served by SFC through expanded consumer lending and retail banking products and services; and

                  (k) the opinion of SFC's financial advisor as to the fairness, from a financial point of view, of the consideration to be paid to SFC stockholders.

         In adopting the Agreement and the Plan of Merger and approving the transactions contemplated thereby, SFC's Board of Directors was aware that (i) the Agreement contains certain provisions prohibiting SFC from soliciting other offers to acquire SFC (see " -- Conduct of Business Pending the Merger") and
(ii) UPC would be able to exercise its rights under the Option Agreement in certain circumstances generally relating to the failure of SFC to consummate the Merger because of another offer for SFC or a material change or a potential material change in the ownership of SFC (see " -- Option Agreement"). However, the SFC Board of Directors was also aware that such terms were specifically bargained for and insisted upon by UPC as inducements to enter into the Agreement, and that the obligations of the SFC Board of Directors under the Agreement to recommend that SFC stockholders adopt the Agreement and the Plan of Merger and to use its reasonable efforts to obtain such adoption were explicitly made subject to the fiduciary duties of the SFC Board of Directors as advised by counsel to SFC. Accordingly, the Agreement expressly permits the SFC Board of Directors, in the exercise of its fiduciary duties, to withdraw or change its recommendation of the Agreement and the Plan of the Merger and to suspend or terminate its efforts to obtain stockholder adoption of the Agreement and the Plan of Merger at the Special Meeting (in such circumstances, however, UPC may still be able to exercise its rights under the Option Agreement).

         The Board of Directors of SFC also considered that under the Agreement it would have the right, in certain circumstances, to terminate the Agreement and the Plan of Merger in the event of a significant decline in the price of UPC Common Stock prior to consummation of the Merger unless UPC then elected to increase the Exchange Ratio as specified in the Agreement. See " -- Possible Adjustment of Exchange Ratio."

         The foregoing discussion of the information and factors considered by SFC's Board of Directors is not intended to be exhaustive but includes all material factors considered by SFC's Board of Directors. In reaching its determination to approve the Merger, SFC's Board of Directors did not assign any relative or specific weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated thereby, and considering, among other things, the matters discussed above and the opinion of FBR referred to above, SFC's Board of Directors unanimously approved the Agreement, the Plan of Merger and the transactions contemplated thereby, including the Option Agreement, as being in the best interests of SFC and its stockholders.

         SFC'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SFC STOCKHOLDERS VOTE FOR ADOPTION OF THE AGREEMENT AND THE PLAN OF MERGER.

         UPC'S REASONS FOR THE MERGER. In adopting the Agreement, the Plan of Merger, and the Merger, the UPC Board of Directors considered a number of additional factors concerning the benefits of the Merger. Without assigning any relative or specific weights to the factors, the UPC Board of Directors considered the following additional material factors:

                  (a) a review, based in part on a presentation by UPC's management, of (i) the business, operations, earnings, and financial condition, including the capital levels and asset quality, of SFC on an historical, prospective, and pro forma basis and in comparison to other financial institutions in the area, (ii) the demographic, economic, and financial characteristics of the markets in which SFC operates, including existing competition, history of the market areas with respect to financial institutions, and average demand for credit, on an historical and prospective basis, and (iii) the results of UPC's due diligence review of SFC; and

                  (b) a variety of factors affecting and relating to the overall strategic focus of UPC, including UPC's desire to expand into markets in the general vicinity of its core markets.


         The Board of Directors of UPC determined that the Merger was in the best interests of UPC and its stockholders and approved the Agreement on July 17, 1997.


OPINION OF SFC'S FINANCIAL ADVISOR

         Pursuant to a letter agreement initially entered into as of January 1996 and revised as of April 14, 1997 (the "FBR Agreement"), FBR was retained by SFC to act as its financial advisor in connection with a review of SFC's strategic alternatives. At the meeting of the SFC Board held on June 23, 1997, FBR delivered its opinion to the SFC Board to the effect that as of the date of such opinion, the proposed consideration to be received by the holders of shares of SFC Common Stock pursuant to the Agreement is fair from a financial point of view to such holders. FBR has reconfirmed its June 23, 1997 opinion by delivery of its written opinion to the SFC Board, dated the date of this Proxy Statement (the "FBR Opinion"), stating that, as of the date hereof and based on the matters set forth in such opinion, the proposed consideration to be received by the holders of shares of SFC Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.

         THE FULL TEXT OF THE FBR OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE FBR OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX C. SFC'S STOCKHOLDERS ARE URGED TO READ THE FBR OPINION IN ITS ENTIRETY. FBR'S OPINION IS ADDRESSED ONLY TO SFC'S BOARD OF DIRECTORS AND DIRECTED ONLY TO THE CONSIDERATION TO BE RECEIVED IN THE MERGER BY THE HOLDERS OF SFC'S COMMON STOCK AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO HOW SUCH STOCKHOLDER SHOULD VOTE AT THE SPECIAL MEETING.

         FBR is a nationally recognized investment banking firm and was selected by SFC based on the firm's reputation and experience in investment banking in general, its recognized expertise in the valuation of banking businesses and because of its familiarity with SFC. FBR, as part of its investment banking business, is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.


         In connection with rendering the opinions dated June 23, 1997, and the date hereof, FBR, among other things: (i) reviewed the Agreement; (ii) reviewed the Annual Reports to Stockholders of SFC for the fiscal years ended December 31, 1995 and 1996 and Annual Reports on Form 10-KSB of SFC for the fiscal years ended December 31, 1995 and 1996, as well as quarterly reports on Form 10-QSB of SFC for the three month periods ended September 30, 1996, March 31, 1997, and June 30, 1997 and certain other communications from SFC to its stockholders; (iii) reviewed UPC Annual Reports to Stockholders for the fiscal years ended December 31, 1995 and 1996 and UPC Annual Reports on Form 10-K filed with the SEC for the fiscal years ended December 31, 1994 through 1996, as well as quarterly reports on Form 10-Q of UPC for the three month periods ended September 30, 1996, March 31, 1997, and June 30, 1997; (iv) reviewed SFC's unaudited financial statements for the five months ended May 31, 1997; (v) reviewed the reported market prices and trading activity for UPC Common Stock for the period January 1994 through June 23, 1997 and reviewed the reported market prices and trading activity for SFC common stock for the period October 1, 1994 through June 23, 1997; (vi) discussed the financial condition, results of operations, business and prospects of SFC and UPC with the managements of SFC and UPC; (vii) compared the results of operations and financial condition of SFC and UPC with those of certain publicly-traded financial institutions (or their holding companies) that FBR deemed to be reasonably comparable to SFC or UPC, as the case may be; (viii) participated in discussions and negotiations among representatives of SFC and representatives of UPC; (ix) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable; (x) reviewed the financial terms, to the extent publicly available, of certain acquisition transactions entered into by UPC; (xi) performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.



         In connection with rendering the FBR Opinion, FBR assumed and relied upon, without independent verification, the accuracy and completeness of all the financial information, analyses and other information reviewed by and discussed with it, and did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities of UPC or SFC or any of their subsidiaries, or the collectibility of any such assets (relying, where relevant, on the analyses and estimates of UPC and SFC). With respect to the financial projections reviewed with each company's management, FBR assumed that they reflect the best currently available estimates and judgments of the respective managements of the respective future financial performances of each of UPC and SFC and of the combined company, and that such performances will be achieved. FBR also assumed that there has been no material change in UPC's or SFC's assets, financial condition, results of operations, business or prospects since the date of the last financial statements noted above. FBR also assumed without independent verification that the aggregate consolidated allowances for loan losses for SFC and UPC were adequate to cover such losses, and that the conditions precedent in the Agreement are not waived.


         No limitations were imposed on FBR by the SFC Board with respect to the investigation made or procedures followed by FBR in rendering its fairness opinion dated June 23, 1997. In connection with rendering such fairness opinion to the SFC Board, FBR performed a variety of financial analyses. The following is a summary of the material financial analyses performed by FBR, but does not purport to be a complete description of FBR's analyses or presentation at the June 23, 1997 meeting of the SFC Board. FBR believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying the fairness opinion of FBR dated June 23, 1997. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or summary description. In its analyses, FBR made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which are beyond the control of SFC and UPC. Any estimates contained in FBR's analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold.

         Summary of Terms of Proposed Transactions. FBR reviewed the terms of the proposed Merger, including the aggregate amount of consideration, the form of consideration, and the percentage of premium to the current market price. The amount of consideration is $39.34 per share of SFC Common Stock to be paid in UPC Common Stock (the "Consideration") based on an exchange ratio of .7694 and a price per share of $51.125 for UPC Common Stock (the closing price for such stock on June 23, 1997).

         FBR stated that the Consideration as of June 23, 1997 represented a multiple of (i) 24.7 times SFC's earnings per share for the twelve months ended March 31, 1997; (ii) 17.5 times the I/B/E/S International, Inc. analyst's estimate of SFC's 1997 earnings per share; (iii) 2.08 times SFC's book value per share as of March 31, 1997 and (iv) 2.08 times March 31, 1997 tangible book value per share. The Consideration also represented a tangible book premium to core deposits of 19.56 percent based on tangible book value per share at March 31, 1997.

         The actual earnings results for SFC for the twelve months ended December 31, 1996 and March 31, 1997 included a nonrecurring expense of $901,000 for the recapitalization of the Savings Association Insurance Fund taken in the third quarter of 1996. The forecasts and projections furnished to FBR for SFC were prepared by the management of SFC. As a matter of policy, SFC does not publicly disclose internal management forecasts, projections or estimates of the type furnished to FBR in connection with its analysis of the Merger, and such forecasts, projections and estimates were not prepared with a view towards public disclosure. These forecasts, projections and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of management including, without limitation, general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts, projections and estimates.

         Comparable Transaction Analysis. FBR reviewed certain information relating to transactions announced since January 1, 1996 involving the acquisition of thrifts nationwide ("Nationwide Transactions"), thrifts in Missouri ("Missouri Transactions"), thrifts in Iowa, Illinois, Indiana, Kansas, Missouri and Oklahoma ("Midwest Transactions") and thrifts nationwide with assets between $200 million and $400 million (the "Asset Comparable Transactions") (collectively, the "Comparable Groups"). It should be noted that the individual Comparable Groups are not mutually exclusive of one another. In conjunction with its analysis, FBR reviewed valuation multiples based on price to book value, price to tangible book value, price to latest twelve months earnings per share and the premium over tangible book value as a percentage of core deposits. FBR compared UPC's pending acquisition of SFC to transactions involving the Comparable Groups over the period from January 1, 1996 through August 8, 1997. FBR also computed the foregoing ratios for the Merger assuming a price per share of SFC Common Stock in the Merger of $39.34, based on an exchange ratio of 0.7694 and a price per share of $51.125 for UPC Common Stock (the closing price for such stock on June 23, 1997). The Comparable Groups included the following numbers of transactions: Nationwide Transactions (153), the Missouri Transactions (6), the Midwest Transactions (23) and Asset Comparable Transactions (24). FBR's computations yielded the following median multiples for the Nationwide Transactions, the Missouri Transactions, the Midwest Transactions and Asset Comparable Transactions, respectively, as compared with the following indicated multiples for SFC in the Merger: (i) price to book value multiples of 1.52x, 1.31x, 1.48x and 1.82x, compared with 2.08x for the Merger; (ii) price to tangible book value multiples of 1.60x, 1.31x, 1.48x and 1.82x, compared with 2.08x for the Merger; (iii) price to latest twelve months earnings multiples of 18.7x, 25.4x, 22.52x and 23.70x, compared with 24.7x for the Merger; and (iv) core deposit premiums of 7.57%, 12.82%, 6.64% and 10.76%, compared with an indicated deposit premium in the Merger of 19.56%.

         Discounted Earnings Stream and Terminal Value Analysis. Using a discounted earnings stream and terminal value analysis, FBR estimated the future stream of earnings flows that SFC could be expected to produce through the year 2000, under various circumstances, assuming SFC performed in accordance with the earnings forecasts of SFC management. To approximate the terminal value of the SFC Common Stock at the end of a four-year period (December 31, 2000), FBR applied price to earnings multiples ranging from 15.5 to 18.0, applied multiples of tangible book value ranging from 180 percent to 205 percent and applied premiums over tangible book value as a percentage of core deposits of 10.0 percent to 15.0 percent. The net income streams and terminal values were then discounted to present values using a discount rate of 15 percent. This analysis assumed that SFC will continue its policy of not paying cash dividends and indicated a total reference range of between $28.54 and $38.97 per share of SFC Common Stock. When a 15 percent discount rate was applied to median merger multiples based on the price to tangible book value multiples of 180 to 205 percent, the analysis indicated a reference range between $31.93 and $38.97 per share of SFC Common Stock. When the same discount rate of 15 percent was applied to merger market multiples based on price to earnings per share multiples of 15.5 times to 18.0 times, the analysis indicated a reference range between $29.32 and $38.75 per share of SFC Common Stock. When the same discount rate of 15 percent was applied to merger market multiples based on tangible book premium to core deposits of 10.0 percent and 15.0 percent, the analysis indicated a reference range between $28.54 and $37.54 per share of SFC Common Stock.

         Pro Forma Merger Analysis. FBR performed pro forma merger analyses that combined SFC's and UPC's current and projected income statement and balance sheets based on earnings forecasts of SFC and UPC, respectively. Assumptions and analyses of the accounting treatment, acquisition adjustments, operating efficiencies and other adjustments were made to arrive at a base case pro forma analysis to determine the effect of the transaction on both SFC and UPC. FBR noted that, based on a fixed exchange ratio of .7694 shares of UPC Common Stock for each share of SFC Common Stock, the impact of the Merger on UPC's earnings per share and tangible book value per share based on such earnings forecasts did not appear to be material. The actual results achieved by the combined company will vary from the projected results and such variations may be material.

         Analysis of Selected Publicly Traded Companies. In preparing its presentation, FBR used publicly available information to compare selected financial and market trading information, including book value, tangible book value, earnings, asset quality ratios, loan loss reserve levels, profitability and capital adequacy, for UPC and selected other publicly traded regional commercial banks located in the Midwest and Southeast United States. This peer group consisted of commercial bank holding companies with total assets between $10 billion and $20 billion. Additionally, FBR used similar data for nationwide high-performing commercial banks in the same asset range that had a return on equity for the last fiscal quarter greater than 12 percent and a price-to-tangible book value greater than 225 percent. FBR reviewed the historical financial information for UPC and each member of the peer group since December 31, 1991.

         In connection with rendering the FBR Opinion, FBR confirmed the appropriateness of its reliance on the analyses used to render its June 23, 1997 opinion by performing procedures to update certain of such analyses and by reviewing the assumptions upon which such analyses were based and the factors considered in connection therewith. The FBR Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of such opinion. Events occurring after the date of the FBR Opinion could materially affect the assumptions used in preparing such opinion.

         Pursuant to the FBR Agreement, SFC retained FBR to act as independent financial advisor, to render general advisory services and also to specifically advise SFC in connection with its strategic planning and merger and acquisition activities. Pursuant to SFC's Agreement with FBR, SFC is obligated to pay FBR nonrefundable quarterly retainer fees of $6,250. SFC has paid such quarterly retainer fee for the calendar quarter ended June 30, 1997. In addition, SFC's agreement with FBR provides for an incentive-based fee on an escalating percentage of the aggregate consideration to be paid to the Company's stockholders. For its services as financial advisor to SFC in connection with the Merger, FBR will receive a transaction fee equal to approximately 1.44% of the aggregate consideration paid to SFC's stockholders and option holders (the "Transaction Fee"). Twenty-five percent (25%), or $266,226, was paid upon the signing of the Agreement and the remaining portion is payable at the closing of the Merger. Based on the closing price of UPC Common Stock as of June 23, 1997, the remaining portion of the transaction fee payable to FBR at the Effective Time would be $798,679. SFC also has agreed to reimburse FBR for its reasonable out-of-pocket expenses in connection with its engagement and to indemnify FBR and its affiliates and their respective partners, directors, officers, employees, agents and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

         FBR has advised SFC that, in the ordinary course of its business as a full-service securities firm, FBR may, subject to certain restrictions, actively trade the equity securities of SFC and/or UPC for its own account or for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities.

EFFECTIVE TIME OF THE MERGER

         Subject to the conditions to the obligations of the parties to effect the Merger, the Effective Time will occur on the date and at the time that the Certificate of Merger reflecting the Merger becomes effective with the Secretary of State of the State of Delaware. Unless otherwise agreed upon in writing by UPC and SFC, and subject to the terms and conditions of the Agreement, the parties will use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 30 days following the last to occur of (i) the effective date (including the expiration of any applicable waiting period) of the last consent of any regulatory authority having authority over and approving or exempting the Merger, (ii) the date on which the stockholders of SFC approve the matters relating to this Agreement and the Plan of Merger to the extent such approval is required stockholder by applicable law, and (iii) the date on which all other conditions precedent to each party's obligations under the Agreement have been satisfied or waived (to the extent waivable).

         No assurance can be provided that the necessary stockholder and regulatory approvals can be obtained or that other conditions precedent to the Merger can or will be satisfied. SFC and UPC anticipate that all conditions to consummation of the Merger will be satisfied so that the Merger can be consummated during the first quarter of 1998. However, delays in the consummation of the Merger could occur.

         The Board of Directors of either SFC or UPC generally may terminate the Agreement and the Plan of Merger if the Merger is not consummated by June 30, 1998, unless the failure to consummate the transactions contemplated by the Agreement on or before such date is caused by any willful breach of the Agreement by the party seeking termination. See " -- Conditions to Consummation of the Merger" and " -- Waiver, Amendment, and Termination."

DISSENTERS' RIGHTS

         Pursuant to DGCL Section 262, the holders of SFC Common Stock do not have dissenters' rights with respect to the Merger.

DISTRIBUTION OF UPC STOCK CERTIFICATES

         Promptly after the Effective Time, UPC and SFC will cause Union Planters National Bank, Memphis, Tennessee, acting in its capacity as Exchange Agent, to mail to the former stockholders of SFC a letter of transmittal, together with instructions for the exchange of the Certificates representing shares of SFC Common Stock for certificates representing shares of UPC Common Stock.

         SFC STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

         Upon surrender to the Exchange Agent of Certificates for SFC Common Stock, together with a properly completed letter of transmittal, there will be issued and mailed to each holder of SFC Common Stock surrendering such items a certificate or certificates representing the number of shares of UPC Common Stock to which such holder is entitled and a check for the amount to be paid in lieu of any fractional share (without interest), if any, together with all undelivered dividends or distributions in respect of such shares (without interest thereon), if any. UPC will not be obligated to deliver the consideration to which any former holder of SFC Common Stock is entitled as a result of the Merger until the holder surrenders such holder's Certificates representing the shares of SFC Common Stock. Whenever a dividend or other distribution is declared by UPC on UPC Common Stock, the record date for which is at or after the Effective Time, the declaration will include dividends or other distributions on all shares issuable pursuant to the Agreement, but no dividend or other distribution payable after the Effective Time with respect to UPC Common Stock will be paid to the holder of any unsurrendered SFC Common Stock Certificate until the holder duly surrenders such Certificate. Upon surrender of such SFC Common Stock Certificate, however, both the UPC Common Stock certificate, together with all undelivered dividends or other distributions (without interest) and any undelivered cash payment to be paid in lieu of a fractional share (without interest), will be delivered and paid with respect to the shares represented by such Certificate.

         At the Effective Time, the stock transfer books of SFC will be closed to holders of SFC Common Stock immediately prior to the Effective Time and there will be no transfer of shares of SFC Common Stock on SFC's stock transfer books. If Certificates representing shares of SFC Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of UPC Common Stock and a check for the amount due in lieu of fractional shares and undelivered dividends, if any, deliverable in respect thereof.

CONDITIONS TO CONSUMMATION OF THE MERGER

         Consummation of the Merger is subject to various conditions, including
(i) receipt of the approval of the stockholders of SFC of the Agreement and the Plan of Merger, and the consummation of the transactions contemplated thereby, including the Merger as and to the extent required by the law or by the provisions of any governing instrument or by the rules of the National Association of Securities Dealers, Inc. ("NASD"), (ii) receipt of certain regulatory approvals required for consummation of the Merger, (iii) receipt of a written opinion of counsel from Alston & Bird LLP as to the tax-free nature of the Merger (except to the extent of cash received), (iv) receipt of approval of the shares of UPC Common Stock issuable pursuant to the Merger for listing on the NYSE, subject to official notice of issuance, (v) the Registration Statement being declared effective under the Securities Act, (vi) the accuracy, as of the date of the Agreement and as of the Effective Time, of the representations and warranties of SFC and UPC as set forth in the Agreement, (vii) the performance of all agreements and the compliance with all covenants of SFC and UPC as set forth in the Agreement, (viii) receipt of all consents required for consummation of the Merger or for the preventing of any default under any contract or permit which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a material adverse effect on SFC or UPC; (ix) the absence of any law or order or any action taken by any court, governmental, or regulatory authority prohibiting, restricting, or making illegal the consummation of the transaction; (x) receipt by UPC of agreements from each affiliate of SFC; and
(xi) satisfaction of certain other conditions, including the receipt of certain legal opinions and various certificates from the officers of SFC and UPC. See " -- Regulatory Approvals" and " -- Waiver, Amendment, and Termination."

         No assurance can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the party permitted to do so. In the event the Merger is not effected on or before June 30, 1998, the Agreement may be terminated and the Merger abandoned by a vote of a majority of the Board of Directors of either SFC or UPC. See " -- Waiver, Amendment, and Termination."

REGULATORY APPROVAL

         THE MERGER MAY NOT PROCEED IN THE ABSENCE OF RECEIPT OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE TIMING OF SUCH APPROVALS. APPLICATIONS FOR THE APPROVALS DESCRIBED BELOW HAVE BEEN SUBMITTED TO THE APPROPRIATE REGULATORY AUTHORITIES.

         It is a condition to the consummation of the Merger that UPC and SFC shall have received all applicable regulatory approvals to consummate the transactions contemplated by the Agreement, without the imposition of any condition which in the reasonable judgment of the Board of Directors of UPC would so materially adversely impact the financial or economic benefits of the transactions contemplated by the Agreement that, had such condition or requirement been known, UPC would not, in its reasonable judgment, have entered into the Agreement. There can be no assurance that such approvals will not contain terms, conditions or requirements which cause such approvals to fail to satisfy such condition to the consummation of the Merger.

         SFC and UPC are not aware of any material governmental approvals or actions that are required for consummation of the Merger, except as described below. Should any other approval or action be required, it presently is contemplated that such approval or action would be sought.

       The Merger is subject to the prior approval of the Federal Reserve, pursuant to Section 3 of the BHC Act. In evaluating the Merger, the Federal Reserve must consider, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The relevant statutes prohibit the Federal Reserve from approving the Merger if (i) it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States or (ii) its effect in any section of the country may be to substantially lessen competition or to tend to create a monopoly, or if it would result in a restraint of trade in any other manner, unless the Federal Reserve should find that any anticompetitive effects are outweighed clearly by the public interest and the probable effect of the transaction in meeting the convenience and needs of the communities to be served. The Merger may not be consummated until the 30th day (which the Federal Reserve may reduce to 15 days) following the date of the Federal Reserve approval, during which time the United States Department of Justice would be afforded the opportunity to challenge the transaction on antitrust grounds. The commencement of any antitrust action would stay the effectiveness of the approval of the agencies, unless a court of competent jurisdiction should specifically order otherwise.

WAIVER, AMENDMENT, AND TERMINATION

        To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties, whether before or after stockholder adoption of the Agreement and the Plan of Merger has been obtained; provided, that after any such adoption by the holders of SFC Common Stock, there shall be made no amendment that modifies in any material respect the consideration to be received by the holders of SFC Common Stock without the further approval of such stockholders. In addition, prior to or at the Effective Time, either SFC or UPC, or both, acting through their respective Boards of Directors, chief executive officers, or other authorized officers may waive any default in the performance of any term of the Agreement by the other party, may waive or extend the time for the compliance or fulfillment by the other party of any and all of its obligations under the Agreement, and may waive any of the conditions precedent to the obligations of such party under the Agreement, except any condition that, if not satisfied, would result in the violation of any applicable law or governmental regulation. No such waiver will be effective unless written and unless executed by a duly authorized officer of SFC or UPC, as the case may be.

      The Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time (i) by the mutual consent of the Boards of Directors of SFC and UPC; (ii) by the Board of Directors of SFC or UPC (a) in the event of any inaccuracy of any representation or warranty of the other party contained in the Agreement which cannot be or has not been cured within 30 days after giving written notice to the breaching party of such inaccuracy and which inaccuracy would provide the terminating party the ability to refuse to consummate the Merger under the applicable standards set forth in the Agreement (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (b) in the event of a material breach by the other party of any covenant or agreement contained in the Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement), (c) if the Merger is not consummated by June 30, 1998, provided that the failure to consummate is not caused by any willful breach of the Agreement by the party electing to terminate, (d) if (1) any consent of any regulatory authority required for consummation of the Merger and the other transactions contemplated by the Agreement has been denied by final nonappealable action, or if any action taken by such authority is not appealed within the time limit for appeal or (2) the stockholders of SFC fail to vote their approval of the matters submitted for the approval by such stockholders at the Special Meeting, or (e) if any of the conditions precedent to the obligations of such party to consummate the Merger cannot be satisfied, fulfilled, or waived by the appropriate party by June 30, 1998 (provided that the terminating party is not then in breach of any representation or warranty contained in the Agreement under the applicable standards set forth in the Agreement or in material breach of any covenant or other agreement contained in the Agreement); or (iii) by the Board of Directors of SFC pursuant to the relevant provisions of the Agreement described in " -- Possible Adjustment of Exchange Ratio."

         If the Merger is terminated as described above, the Agreement and the Plan of Merger will become void and have no effect, except that certain provisions of the Agreement, including those relating to the obligations to share certain expenses, maintain the confidentiality of certain information obtained, and return all documents obtained from the other party under the Agreement, will survive. In addition, termination of the Agreement will not relieve any breaching party from liability for any uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Option Agreement will be governed by its own terms as to its termination. See " -- Expenses and Fees" and " -- Option Agreement."

CONDUCT OF BUSINESS PENDING THE MERGER

         Pursuant to the Agreement, SFC has agreed that unless the prior written consent of UPC has been obtained, and except as otherwise expressly contemplated in the Agreement each of SFC and its subsidiaries will (i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and assets and maintain its rights and franchises, and
(iii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement or prevent the transactions contemplated by the Agreement, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code (see " -- Certain Federal Income Tax Consequences"), or (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement.

         In addition, SFC has agreed that, except as specifically contemplated by the Agreement or other documents or instruments executed in connection with the Agreement, prior to the earlier of the Effective Time or termination of the Agreement, SFC will not, except with the prior written consent of the chief executive officer, president, or chief financial officer of UPC (which consent shall not be unreasonably withheld), agree or commit to do, or permit any of its subsidiaries to agree or commit to do, any of the following: (i) amend the Charter, Bylaws, or other governing instruments of SFC or any SFC subsidiary (each a "SFC company" and together, the "SFC companies"); (ii) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a SFC company to another SFC company) in excess of an aggregate of $250,000 (for the SFC companies on a consolidated basis) except in the ordinary course of business of the SFC subsidiaries consistent with past practices (which shall include, for SFC subsidiaries that are depository institutions, the creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or the Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any asset of any SFC company of any lien or permit any such lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, advances from the Federal Reserve Board or Federal Home Loan Bank, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and liens in effect as of the date of the Agreement that were previously disclosed to UPC by SFC); (iii) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any SFC company, or declare or pay any dividend or make any other distribution in respect of any SFC capital stock; (iv) except pursuant to the Agreement, or pursuant to the exercise of stock options or stock rights outstanding as of the date of the Agreement, or pursuant to the Option Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of SFC Common Stock, or any other capital stock of any SFC company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; (v) adjust, split, combine, or reclassify any capital stock of any SFC company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of SFC Common Stock or sell, lease, mortgage, or otherwise dispose of or otherwise encumber any shares of capital stock of any SFC subsidiary (unless any such shares of stock are sold or otherwise transferred to another SFC company) or any assets having a book value in excess of $250,000 other than in the ordinary course of business for reasonable and adequate consideration; (vi) except for purchases of U.S. Treasury securities, U.S. Government agency securities, municipal bands, local tax exempt securities, or other securities which in any case have maturities of five years or less, which purchases are consistent with past practices, or Federal Home Loan Bank stock, purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital, asset transfers, or purchase of any assets, in any person other than a wholly-owned SFC subsidiary, or otherwise acquire direct or indirect control over any person, with certain exceptions; (vii) grant any increase in compensation or benefits to the employees or officers of any SFC company, except in accordance with past practices as previously disclosed to UPC by SFC or as required by law; pay any severance or termination pay or any bonus other than pursuant to written policies or written contracts in effect on the date of the Agreement and previously disclosed to UPC by SFC; enter into or amend any severance agreements with officers of any SFC company; or grant any material increase in fees or other increases in compensation or other benefits to directors of any SFC company except in accordance with past practices as previously disclosed to UPC by SFC; (viii) except as previously disclosed, voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits other than the acceleration of vesting which occurs under a benefit plan upon a change of control of SFC; (ix) enter into or amend any employment contract between any SFC company and any person (unless such amendment is required by law) that the SFC company does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the Effective Time; (x) except as previously disclosed by SFC or otherwise agreed by the parties, adopt any new employee benefit plan of any SFC company or make any material change in or to any existing employee benefit plans of any SFC company other than any such change that is required by law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distribution from such employee benefit plans, except as required by law, the terms of the plans, or consistent with past practices; (xi) make any significant change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in tax laws or regulatory accounting requirements or generally accepted accounting principles;
(xii) commence any litigation other than in accordance with past practice or settle any litigation involving any liability of any SFC company for money damages in excess of $100,000 or restrictions upon the operations of any SFC company; or (xiii) other than in the ordinary course of business consistent with past practice or as otherwise previously disclosed by SFC, enter into, modify, amend or terminate any material contract (excluding any loan contract) or waive, release, compromise or assign any material rights or claims.

         SFC has also agreed that, except with respect to the Agreement, the Plan of Merger and the transactions contemplated thereby, no SFC company or any affiliate thereof shall directly or indirectly solicit any acquisition proposal or, except to the extent necessary to comply with the fiduciary duties of SFC's Board of Directors as advised by counsel, furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any contract with respect to, any acquisition proposal, but SFC may communicate information about such an acquisition proposal to its stockholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel.

         The Agreement also provides that from the date of the Agreement until the earlier of the Effective Time or the termination of the Agreement, UPC covenants and agrees that it will (i) continue to conduct its business and the business of its subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the UPC Common Stock and the business prospects of UPC or its subsidiaries and (ii) take no action which would (a) materially adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the Agreement without imposition of a condition or restriction of the type referred to in the Agreement or prevent the transactions contemplated by the Agreement, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Code (see " -- Certain Federal Income Tax Consequences"), or (b) materially adversely affect the ability of any party to perform its covenants and agreements under the Agreement.

MANAGEMENT AND OPERATIONS AFTER THE MERGER

         Consummation of the Merger will not alter the present management team or Board of Directors of UPC. Information concerning the management of UPC is included in the documents incorporated herein by reference. See "DOCUMENTS INCORPORATED BY REFERENCE." For additional information regarding the interests of certain persons in the Merger, see " -- Interests of Certain Persons in the Merger."

         SFC will be the surviving corporation resulting from the Merger and shall continue to be governed by the laws of the State of Delaware and operate in accordance with its Certificate of Incorporation ("SFC's Certificate") and Bylaws as in effect on the date hereof, and immediately prior to the Effective Time, until otherwise amended or repealed after the Effective Time.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         GENERAL. Certain members of SFC's management and SFC's Board of Directors have interests in the Merger that are in addition to any interests they may have as stockholders of SFC generally. As more fully described below, these interests relate to, among other things, provisions in the Agreement regarding indemnification, eligibility for certain employee benefits and certain other benefits.

         POST-MERGER MANAGEMENT MATTERS. UPC has agreed to cause David J. Tooley, Executive Vice President and a member of the Board of Directors of SFC and 1st Savings Bank, to be appointed to the Board of Directors of the UPC subsidiary operating in Springfield, Missouri. At or prior to the Effective Time, through July 31, 2001, UPC has also agreed to maintain a Mt. Vernon, Missouri Advisory Board (the "Advisory Board") consisting of any director or advisory director of SFC as of the Effective Time, and any executive officer of SFC whose employment is terminated at or after the Effective Time. Such Advisory Board shall meet at least twice a year, as determined by UPC, and its members will be paid $100 per meeting attended.


         UPC has further agreed that it shall assume all of the obligations of SFC and 1st Savings Bank under those certain Change In Control Severance Agreements between each of Raymond G. Merryman, David J. Tooley and Greg Steffens and 1st Savings Bank dated December 18, 1996 (the "Severance Agreements"). UPC acknowledges that the consummation of the Merger will constitute both a change in control and a termination of employment under the Severance Agreements. The estimated amounts which will be payable under such Severance Agreements to Messrs. Merryman, Tooley and Steffens are $214,973, $217,833 and $130,117, respectively. In consideration of their individual receipt of an additional $50,000, each of Raymond G. Merryman and David J. Tooley have agreed to enter into a written agreement not to compete with UPC in any of those banking and related financial services business activities in which the SFC companies are involved in as of the Effective Time, for a period of two years following the Effective Time in Lawrence, Cedar, Greene or Polk Counties, Missouri or any contiguous county.


         SFC OPTIONS AND RESTRICTED STOCK. SFC has granted the SFC Options and restricted stock to its executive officers, employees and directors under the Sho-Me Financial Corp. 1994 Stock Option and Incentive Plan and the Sho-Me Financial Corp. Management Recognition Plan, respectively (collectively, the "SFC Stock Plans"). The Agreement provides that UPC will assume any outstanding option or other rights with respect to SFC Common Stock, whether vested or unvested, which have been granted or acquired under the SFC Stock Plans on a basis reflecting the Exchange Ratio.


         The following table sets forth with respect to the directors and executive officers of SFC as a group the number of shares of SFC Common Stock covered by outstanding stock options held by such group as of August 25, 1997.


                                                                               Weighted             Aggregate
                                                                                Average             Value of
                                                           Stock            Exercise Price            Stock
                                                        Options Held          Per Option             Options
                                                        ------------        --------------          ---------
Directors and Executive Officers as a Group
    (six persons).................................         81,823               $19.08              $2,622,898



         The following table sets forth with respect to the directors and executive officers of SFC as a group the number of unvested restricted shares held by such group as of August 25, 1997:

                                                       Restricted Shares
                                                             Held
                                                       -----------------
Directors and Executive Officers as a Group
     (six persons)...............................           19,249


         Such shares will continue to vest under the current vesting schedule so long as the directors and executive officers continue to be employed by UPC or members of the Advisory Board after the Effective Time.

         OTHER MATTERS RELATING TO SFC EMPLOYEE BENEFIT PLANS. The Agreement also provides that, after the Effective Time, UPC will provide to officers and employees of the SFC companies who, at or after the Effective Time, become officers or employees of a UPC company, employee benefits under employee benefit and welfare plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by the UPC companies to their similarly situated officers and employees. For purposes of participation, vesting and (except in the case of retirement plans) benefit accrual under such employee benefit plans, the service of the employees of the SFC companies prior to the Effective Time shall be treated as service with a UPC company participating in such employee benefit plans. UPC will assume, in accordance with their terms, and UPC shall, and shall cause SFC to, abide by all employment, severance, consulting, and other compensation contracts disclosed to UPC between any SFC company and any current or former director, officer or employee thereof. In addition, UPC has agreed to transfer certain club memberships currently held by 1st Savings Bank into personal status.

         SFC and the SFC subsidiaries maintain an ESOP for the benefit of eligible employees. Under the ESOP, 64,475 shares of SFC Common Stock have been allocated to participant accounts and 99,515 SFC shares are unallocated and held in a suspense account. The unallocated shares secure a loan made to the ESOP to acquire shares of SFC Common Stock. Pursuant to the Agreement, SFC subsidiaries will, to the extent permitted by applicable law, maximize the employer contributions to the ESOP, thereby causing an allocation of the shares held in the suspense account of the ESOP participants and reducing the outstanding ESOP loan balance, prior to the Effective Time. To the extent that SFC or the SFC subsidiaries are unable to make contributions sufficient to fully repay the loan prior to the Effective Time, at the Effective Time or as soon thereafter as practicable, and contingent upon the issuance by the Internal Revenue Service of a favorable determination letter, private letter ruling, or other authority reasonably acceptable to UPC, it is intended that each of the following shall occur: (a) shares of UPC Common Stock received by the ESOP in the Merger shall be liquidated for cash in an amount sufficient to fully retire the then outstanding balance of the ESOP loan including any accrued but unpaid interest thereon, (b) all remaining unallocated shares shall be allocated to the accounts of participants as earnings as of the Effective Time in accordance with applicable Law, and (c) the ESOP shall make a distribution of benefits in a manner consistent with applicable Law. The ESOP will be amended prior to the Effective Time to delete the requirement that a participant must be employed on the last day of the plan year in order to receive a contribution and to make such other amendments as are appropriate to maximize the benefits to be realized under the ESOP by participants including a provision that, except as otherwise provided herein, the ESOP shall be terminated at the Effective Time with all participant accounts becoming fully vested and nonforfeitable.

         INDEMNIFICATION. The Agreement provides that UPC will indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of the SFC companies against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by the Agreement and the Option Agreement) to the full extent permitted under Delaware law and by SFC's Certificate or Bylaws. In any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the indemnified party, the determination of any such approval will be made by independent counsel mutually agreed upon between UPC and the indemnified party.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         THE FOLLOWING IS A SUMMARY OF THE MATERIAL ANTICIPATED FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SFC STOCKHOLDERS. THIS SUMMARY IS BASED ON THE FEDERAL INCOME TAX LAWS AS NOW IN EFFECT AND AS CURRENTLY INTERPRETED; IT DOES NOT TAKE INTO ACCOUNT POSSIBLE CHANGES IN SUCH LAWS OR INTERPRETATIONS, INCLUDING AMENDMENTS TO APPLICABLE STATUTES OR REGULATIONS OR CHANGES IN JUDICIAL OR ADMINISTRATIVE RULINGS, SOME OF WHICH MAY HAVE RETROACTIVE EFFECT. THIS SUMMARY DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF THE POSSIBLE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS NOT INTENDED AS TAX ADVICE TO ANY PERSON. IN PARTICULAR, AND WITHOUT LIMITING THE FOREGOING, THIS SUMMARY DOES NOT ADDRESS THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO SFC STOCKHOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES OR STATUS (FOR EXAMPLE, AS FOREIGN PERSONS, TAX-EXEMPT ENTITIES, DEALERS IN SECURITIES, INSURANCE COMPANIES, AND CORPORATIONS, AMONG OTHERS). NOR DOES THIS SUMMARY ADDRESS ANY CONSEQUENCES OF THE MERGER UNDER ANY STATE, LOCAL, ESTATE, OR FOREIGN TAX LAWS. SFC STOCKHOLDERS, THEREFORE, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICATION AND EFFECT OF FEDERAL, FOREIGN, STATE, LOCAL, AND OTHER TAX LAWS, AND THE IMPLICATIONS OF ANY PROPOSED CHANGES IN THE TAX LAWS.

         A federal income tax ruling with respect to this transaction has not been, and will not be, requested from the Internal Revenue Service ("IRS"). Instead, Alston & Bird LLP, counsel to UPC, has rendered an opinion ("Tax Opinion") to SFC and UPC concerning certain federal income tax consequences of the proposed Merger under federal income tax law. It is such firm's opinion that, based upon the assumption that the Merger is consummated in accordance with Delaware law and the Agreement and in conformity with certain factual representations made by the managements of SFC and UPC, the transaction will have the following federal income tax consequences:


                  (a) The Merger followed by the Second Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.


                  (b) No gain or loss will be recognized by SFC upon the receipt of the assets of UPC Merger Subsidiary in exchange solely for SFC Common Stock and the assumption by SFC of the liabilities of UPC Merger Subsidiary.


                  (c) No gain or loss will be recognized by UPC or UPC Merger Subsidiary on receipt by UPC of SFC Common Stock and the assumption by SFC of the liabilities of UPC Merger Subsidiary soley in exchange for the assets of UPC Merger Subsidiary.


                  (d) The basis of UPC Merger Subsidiary's assets in the hands of SFC will, in each case, be the same as the basis of those assets in the hands of UPC Merger Subsidiary immediately prior to the transaction.

                  (e) The holding period of the assets of UPC Merger Subsidiary in the hands of SFC will, in each case, include the period during which such assets were held by UPC Merger Subsidiary.

                  (f) No gain or loss will be recognized by a SFC stockholder upon the receipt of UPC Common Stock (including any associated UPC Rights) solely in exchange for its shares of SPC Common Stock.

                  (g) The basis of the UPC Common Stock received by a SFC stockholder in the transaction will, in each instance, be the same as the basis of the SFC Common Stock surrendered in exchange therefor less the basis allocated to any fractional share of UPC Common Stock settled by cash payment.

                  (h) The holding period of the UPC Common Stock received by a SFC stockholder (including the holding period of any fractional share interest) will include the holding period of the SFC Common Stock surrendered in exchange therefor, provided the SFC Common Stock was held as a capital asset on the date of the exchange.

                  (i) The payment of cash in lieu of fractional shares of UPC Common Stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by UPC. These cash payments will be treated as having been received as distributions in full payment in exchange for the fractional shares of UPC Common Stock redeemed as provided in Section 302(a). Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share would constitute a capital asset in the hands of the exchanging stockholder.

         The Tax Opinion does not address any state, local, or other tax consequences of the Merger. The Tax Opinion does not bind the IRS nor preclude the IRS from adopting a contrary position. In addition, the Tax Opinion will be subject to certain assumptions and qualifications and will be based on the truth and accuracy of certain representations made by the management of SFC and UPC, as to, among other things, the fact that there is no plan or intention by any of the stockholders of SFC who own 5% or more of the outstanding SFC Common Stock, and to the best of the knowledge of the management of SFC, the remaining SFC stockholders have no plan or intention, to sell, exchange, or otherwise dispose of a number of shares of UPC Common Stock that they will receive in the Merger that will reduce on the part of the SFC stockholders such stockholders' ownership of UPC Common Stock to a number of shares having an aggregate value as of the date of the Merger of less than 50% of the aggregate value of all of the stock of SFC outstanding immediately prior to the Merger.

         A successful IRS challenge to the "reorganization" status of the Merger would result in a SFC stockholder recognizing gain or loss with respect to each share of SFC Common Stock surrendered equal to the difference between the stockholder's adjusted tax basis in such share and the fair market value, as of the Effective Time of the Merger, of the UPC Common Stock received in exchange therefor. In such event, a SFC stockholder's aggregate basis in the UPC Common Stock received would equal its fair market value and his or her holding period for such UPC Common Stock would begin the day after the Merger.

ACCOUNTING TREATMENT

         It is anticipated that the Merger will be accounted for as a "purchase," as that term is used pursuant to generally accepted accounting principles, for accounting and financial reporting purposes. Under the purchase method of accounting, the assets and liabilities of SFC as of the Effective Date will be recorded at their estimated respective fair values and added to those of UPC. Financial statements of UPC issued after the Effective Date will reflect such values and will not be restated retroactively to reflect the historical financial position or results of operations of SFC.

EXPENSES AND FEES

         The Agreement provides that each of the parties will bear and pay its own expenses in connection with the transactions contemplated by the Agreement, including fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that UPC will bear and pay the filing fees payable in connection with the Registration Statement and this Proxy Statement and the printing costs and certain other third-party costs in connection with the Registration Statement and this Proxy Statement.

RESALES OF UPC COMMON STOCK

         UPC Common Stock to be issued to stockholders of SFC in connection with the Merger will be registered under the Securities Act. All shares of UPC Common Stock received by holders of SFC Common Stock and all shares of UPC Common Stock issued and outstanding immediately prior to the Effective Time, will be freely transferable upon consummation of the Merger by those stockholders of SFC not deemed to be "Affiliates" of SFC or UPC. "Affiliates" generally are defined as persons or entities who control, are controlled by, or are under common control with SFC or UPC at the time of the Special Meeting (generally, executive officers, directors and 10% stockholders).

         Rule 145 promulgated under the Securities Act restricts the sale of UPC Common Stock received in the Merger by Affiliates and certain of their family members and related interests. Under the Rule, during the one year following the Effective Time, Affiliates of SFC or UPC may resell publicly the UPC Common Stock received by them in the Merger within certain limitations as to the amount of UPC Common Stock sold in any three-month period and as to the manner of sale. After the one-year period, such Affiliates of SFC who are not Affiliates of UPC may resell their shares without restriction. The ability of Affiliates to resell shares of UPC Common Stock received in the Merger under Rule 145 will be subject to UPC having satisfied its Exchange Act reporting requirements for specified periods prior to the time of sale. Affiliates will receive additional information regarding the effect of Rule 145 on their ability to resell UPC Common Stock received in the Merger. Affiliates also would be permitted to resell UPC Common Stock received in the Merger pursuant to an effective registration statement under the Securities Act or an available exemption from the Securities Act registration requirements. This Proxy Statement does not cover any resales of UPC Common Stock received by persons who may be deemed to be Affiliates of SFC or UPC.

         SFC has agreed to use its reasonable efforts to cause each person who may be deemed to be an Affiliate of SFC to execute and deliver to UPC not later than 30 days prior to the Effective Time, an agreement (each, an "Affiliate Agreement") providing that such Affiliate will not sell, pledge, transfer, or otherwise dispose of any SFC Common Stock held by such Affiliate except as contemplated by the Agreement or the Affiliate Agreement, and will not sell, pledge, transfer or otherwise dispose of any UPC Common Stock received by such Affiliate upon consummation of the Merger, except in compliance with the Securities Act and the rules and regulations thereunder. See " -- Conditions to Consummation of the Merger."

OPTION AGREEMENT

         As an inducement and a condition to UPC entering into the Agreement, SFC and UPC entered into the Option Agreement, pursuant to which SFC granted UPC an option (the "Option") entitling it to purchase up to 298,228 shares (representing 19.9% of the shares issued and outstanding before giving effect to the exercise of such option) of SFC Common Stock under the circumstances described below, at a cash price per share equal to $37.00, subject to possible adjustment in certain circumstances (the "Purchase Price"). This description of the Option Agreement and the Option does not purport to be complete and is qualified in its entirety by reference to the Option Agreement, which is filed as an exhibit to this Registration Statement and incorporated herein by reference.

         Notwithstanding anything to the contrary contained in the Option Agreement, in no event may the Total Profit (as defined below) of UPC exceed $3.0 million and, if it otherwise would exceed such amount, UPC, at its sole election, must either (a) reduce the number of shares of SFC Common Stock subject to the Option, (b) deliver to SFC for cancellation the shares of SFC Common Stock previously purchased pursuant to the Option, (c) pay cash to SFC or any combination thereof, so that UPC will not actually realize Total Profit in excess of $3.0 million after taking into account the foregoing actions. In addition, the Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $3.0 million; provided, however, that this limitation will not restrict any exercise of the Option permitted by the Option Agreement on any subsequent date.

         "Total Profit" means the aggregate amount (before taxes) of the following: (a) the amount received by UPC pursuant to SFC's repurchase of the Option (or any portion thereof), (b)(i) the amount received by UPC pursuant to SFC's repurchase of shares of SFC Common Stock purchased pursuant to the Option, less (ii) the purchase price for such shares, (c)(i) the net cash amounts received by UPC pursuant to the sale of SFC Common Stock purchased pursuant to the Option (or any other securities into which such shares may be converted or exchanged) to any unaffiliated party, less (ii) the purchase price of such shares, and (d) any amounts received by UPC on the transfer of the Option (or any portion thereof) to any unaffiliated party.

         "Notional Total Profit" means the Total Profit determined as of the date of such proposed exercise assuming that the Option were exercised on such date for such number of shares and assuming that such shares, together with all other SFC Common Stock purchased pursuant to the Option held by UPC and its affiliates as of such date, were sold for cash at the closing sale price per share of SFC Common Stock as quoted on the Nasdaq/NMS as of the close of business on the preceding trading day (less customary brokerage commissions).

         Subject to applicable law and regulatory restrictions, UPC may exercise the Option, in whole or in part, if, but only if, a Purchase Event (as defined below) occurs prior to the Option's termination; provided that UPC, at the time, is not in material breach of the Option Agreement or the Agreement. As defined in the Option Agreement, "Purchase Event" means either of the following events:

                  (a) without UPC's written consent, SFC authorizing, recommending, publicly proposing, or publicly announcing an intention to authorize, recommend, or propose or entering into an agreement with any third party to effect (i) a merger, consolidation, or similar transaction involving SFC or any of its subsidiaries (other than transactions solely between SFC's subsidiaries), (ii) except as permitted by the Agreement, the disposition, by sale, lease, exchange, or otherwise, of 25% or more of the consolidated assets of SFC and its subsidiaries or (iii) the issuance, sale, or other disposition (including by way of merger, consolidation, share exchange or any similar transaction) of securities representing 25% or more of the voting power of SFC or any of its subsidiaries; or

                  (b) any third party acquiring beneficial ownership, or the right to acquire beneficial ownership of, or the formation of any group (as defined under the Exchange Act) that beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the outstanding shares of SFC Common Stock.

         The Option will terminate upon the earliest of the following:

                  (a) the Effective Time;

                  (b) termination of the Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Agreement under certain circumstances involving a willful breach by SFC) (a "Default Termination");

                  (c) 12 months after termination of the Agreement by UPC pursuant to a Default Termination; and

                  (d) 12 months after termination of the Agreement (other than pursuant to a Default Termination) following the occurrence of a Purchase Event or a Preliminary Purchase Event.

         As defined in the Option Agreement, "Preliminary Purchase Event" includes either of the following events:

                  (a) commencement or filing of a registration statement under the Securities Act by any third party of a tender offer or exchange offer to purchase any shares of SFC Common Stock such that, upon consummation of such offer, such person would own or control 25% or more of the then-outstanding shares of SFC Common Stock (a "Tender Offer" or an "Exchange Offer," respectively); or

                  (b) failure of the stockholders of SFC to approve the Agreement and the Plan of Merger at the meeting of such stockholders held for the purpose of voting on the Agreement, the failure to have such meeting or the cancellation thereof prior to termination of the Agreement, or the withdrawal or modification by SFC's Board of Directors in a manner adverse to UPC of the recommendation of the Board of Directors with respect to the Agreement, in each case, after public announcement that a third party (i) made a proposal to engage in an acquisition transaction, (ii) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer or (iii) filed an application or given a notice under certain federal statutes for approval or consent to engage in an acquisition transaction.

         In the event of any change in SFC Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares, or similar transaction, the type and number of securities subject to the Option, and the purchase price therefor shall be adjusted appropriately. In the event that any additional shares of SFC Common Stock are issued after June 23, 1997 (other than pursuant to an event described in the preceding sentence), the number of shares of SFC Common Stock subject to the Option will be adjusted so that, after such issuance, it, together with any shares of SFC Common Stock previously issued pursuant to the Option Agreement, equals 19.9% of the number of shares then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

         Upon the occurrence of a Repurchase Event (as defined below) that occurs prior to the exercise or termination of the Option, at the request of UPC, delivered within 12 months of the Repurchase Event, SFC will, subject to regulatory restrictions, be obligated to repurchase the Option and any shares of SFC Common Stock therefor purchased pursuant to the Option Agreement at a specified price.

         As defined in the Option Agreement, "Repurchase Event" shall occur if
(i) any person (other than UPC or any UPC subsidiary) shall have acquired actual ownership or control, or any "group" (as such term is defined under the Exchange
Act) shall have been formed which has acquired actual ownership or control of 50% or more of the then-outstanding shares of SFC Common Stock, or (ii) any of the following transactions is consummated: (a) SFC consolidates with or merges into any person, other than UPC or one of UPC's subsidiaries, and is not the continuing or surviving corporation of such consolidation or merger; (b) SFC permits any person, other than UPC or one of UPC's subsidiaries, to merge into SFC and SFC shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of SFC Common Stock shall be changed into or exchanged for stock or other securities of SFC or any other person or cash or any other property or the outstanding shares of SFC Common Stock immediately prior to such merger shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company; or (c) SFC sells or otherwise transfers all or substantially all of its assets to any person, other than UPC or one of UPC's subsidiaries.

         In the event that prior to the exercise or termination of the Option, SFC enters into an agreement to engage in any of the transactions described in clause (ii) of the definition of Repurchase Event above, the agreement governing such transaction must make proper provision so that UPC will receive for each share of SFC Common Stock subject to the option an amount of consideration that would be received by a holder of SFC Common Stock in such transaction less the Purchase Price.

         After the occurrence of a Purchase Event, UPC may assign the Option Agreement and its rights thereunder in whole or in part.

         Upon the occurrence of certain events, SFC has agreed to file with the SEC and to cause to become effective certain registration statements under the Securities Act with respect to dispositions by UPC and its assigns of all or part of the Option and/or any shares of SFC Common Stock into which the Option is exercisable.


                 EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS

         As a result of the Merger, holders of SFC Common Stock will be exchanging their shares of a Delaware corporation governed by the DGCL and SFC's Certificate and Bylaws, for shares of UPC, a Tennessee corporation governed by the TBCA and UPC's Charter of Incorporation, as amended (the "Charter"), and Bylaws. Certain significant differences exist between the rights of SFC stockholders and those of UPC stockholders. In particular, UPC's Charter and Bylaws contain several provisions that may be deemed to have an anti-takeover effect in that they could impede or prevent an acquisition of UPC unless the potential acquirer has obtained the approval of UPC's Board of Directors. The following discussion is necessarily general; it is not intended to be a complete statement of all differences affecting the rights of stockholders and their respective entities, and it is qualified in its entirety by reference to the DGCL and the TBCA as well as to UPC's Charter and Bylaws and SFC's Certificate and Bylaws.

ANTI-TAKEOVER PROVISIONS GENERALLY

         The provisions of UPC's Charter and Bylaws described below under the headings, " -- Authorized Capital Stock," " -- Amendment of Charter and Bylaws," " -- Classified Board of Directors and Absence of Cumulative

Voting," " -- Director Removal and Vacancies," " -- Limitations on Director Liability," " -- Indemnification, " -- Special Meeting of Stockholders," " -- Actions by Stockholders Without a Meeting," " -- Stockholder Nominations and Proposals" and " -- Business Combinations" are referred to herein as the "Protective Provisions." In general, one purpose of the Protective Provisions is to assist UPC's Board of Directors in playing a role if any group or person attempts to acquire control of UPC, so that the Board of Directors of UPC can further protect the interests of UPC and its stockholders as appropriate under the circumstances, including, if the Board of Directors of UPC determines that a sale of control is in their best interests, by enhancing the Board of Directors of UPC's ability to maximize the value to be received by the stockholders upon such a sale.

         Although UPC's management believes the Protective Provisions are, therefore, beneficial to UPC's stockholders, the Protective Provisions also may tend to discourage some takeover bids. As a result, UPC's stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent that the Protective Provisions discourage undesirable proposals, UPC may be able to avoid those expenditures of time and money.

         The Protective Provisions also may discourage open market purchases by a potential acquirer. Such purchases may increase the market price of UPC Common Stock temporarily, enabling stockholders to sell their shares at a price higher than that which otherwise would prevail. In addition, the Protective Provisions may decrease the market price of UPC Common Stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. The Protective Provisions also may make it more difficult and time consuming for a potential acquirer to obtain control of UPC through replacing the Board of Directors and management. Furthermore, the Protective Provisions may make it more difficult for UPC's stockholders to replace the Board of Directors or management, even if a majority of the stockholders believe such replacement is in the best interests of UPC. As a result, the Protective Provisions may tend to perpetuate the incumbent Board of Directors and management.

AUTHORIZED CAPITAL STOCK

         UPC. UPC's Charter authorizes the issuance of up to (i) 100,000,000 shares of UPC Common Stock, of which 66,928,481 shares were issued and outstanding as of July 31, 1997, and (ii) 10,000,000 shares of no par value preferred stock ("UPC Preferred Stock"), of which no shares of UPC Series A Preferred Stock, and 2,412,578 shares of UPC Series E Preferred Stock were issued and outstanding as of June 30, 1997. UPC's Board of Directors may authorize the issuance of additional shares of UPC Common Stock without further action by UPC's stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which UPC's capital stock may be listed.

         Similarly, with certain exceptions, UPC's Board of Directors may issue, without any further action by the stockholders, shares of UPC Preferred Stock, in one or more classes or series, with such voting, conversion, dividend, and liquidation rights as specified in UPC's Charter. In providing for the issuance of such shares, UPC's Board of Directors may determine, among other things, the distinctive designation and number of shares comprising a series of preferred stock, the dividend rate or rates on the shares of such series and the relation of such dividends to the dividends payable on other classes of stock, whether the shares of such series shall be convertible into or exchangeable for shares of any other class or series of UPC capital stock, the voting powers if any of such series, and any other preferences, privileges, and powers of such series.

         In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of UPC, the holders of any series of UPC Preferred Stock will have priority over holders of UPC Common Stock.

         The authority to issue additional shares of UPC Common Stock or Preferred Stock provides UPC with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of UPC Common Stock and UPC Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of UPC. In addition, the sale of a substantial number of shares of UPC voting stock to persons who have an understanding with UPC concerning the voting of such shares, or the distribution or declaration of a dividend of shares of UPC voting stock (or the right to receive UPC voting stock) to UPC stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of UPC.

         In 1989, the UPC Board of Directors adopted a Share Purchase Rights Plan ("Preferred Share Rights Plan") and distributed a dividend of one Preferred Share Unit Purchase Right ("Preferred Share Right") for each outstanding share of UPC Common Stock. In addition, under the Preferred Share Rights Plan, one Preferred Share Right is to be automatically, and without further action by UPC, distributed in respect to each share of UPC Common Stock issued after adoption of the Preferred Share Rights Plan. The Preferred Share Rights are generally designed to deter coercive takeover tactics and to encourage all persons interested in potentially acquiring control of UPC to treat each stockholder on a fair and equal basis. Each Preferred Share Right trades in tandem with the share of UPC Common Stock to which it relates until the occurrence of certain events indicating a potential change in control of UPC. Upon the occurrence of such an event, the Preferred Share Rights would separate from UPC Common Stock and each holder of a Preferred Share Right (other than the potential acquiror) would be entitled to purchase certain equity securities of UPC at prices below their market value. UPC has authorized 750,000 shares of Series A Preferred Stock for issuance under the Preferred Share Rights Plan and no shares have been issued as of the date of this Proxy Statement. Until a Preferred Share Right is exercised, the holder thereof, as such, has no rights of a stockholder of UPC, including the right to vote or receive dividends.


         SFC. SFC's Certificate authorizes the issuance of up to (i) 5,000,000 shares of SFC Common Stock, of which 1,498,636 shares were issued and outstanding as of the SFC Record Date, and (ii) 1,000,000 shares of $.01 par value preferred stock ("SFC Preferred Stock"), of which no shares had been issued as of the SFC Record Date. SFC's Board of Directors may authorize the issuance of additional authorized shares of SFC Common Stock without further action by SFC's stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which SFC's capital stock may be listed.


         Subject to certain provisions of the DGCL, SFC's Board of Directors may provide the issuance of the shares of SFC Preferred Stock and series, and by filing a certificate pursuant to the applicable law of the State of Delaware (a "Preferred Stock Designation"), to establish, from time to time, the number of shares to be included in such series, and to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions. The number of authorized shares of SFC Preferred Stock may be increased or decreased, though not below the level of the number of shares then outstanding, by the affirmative vote of the holders of a majority of SFC Common Stock, without a vote of the holders of SFC Preferred Stock, unless required by a Preferred Stock Designation.

AMENDMENT OF CHARTER AND BYLAWS

         UPC. The Charter of UPC provides that amendments thereto may be adopted in any manner permitted by the TBCA. The TBCA provides that a corporation's charter may be amended by a majority of votes entitled to be cast on the amendment, subject to any condition the board of directors may place on its submission of the amendment to the stockholders. The Charter requires a vote of two-thirds or more of the shares of capital stock entitled to vote in an election of directors to amend the articles of the Charter governing directors and to remove a director from office whether with or without cause. A two-thirds vote is also required to amend, alter or repeal the article of the Charter relating to business combinations.

         The Board of Directors may adopt, amend, or repeal the Bylaws by a majority vote of the entire Board of Directors. The Bylaws may also be amended or repealed by action of UPC's stockholders.

         UPC's Charter provides that all corporate powers of UPC shall be exercised by the Board of Directors except as otherwise provided by law. The Board of Directors may designate an executive committee consisting of five or more directors and may authorize such committee to exercise all of the authority of the Board of Directors, including the authority to adopt, amend and repeal the Bylaws, to submit any action to the stockholders, to fill vacancies on the Board of Directors or any committee, to declare dividends or other corporate distributions, and to issue or reissue any capital stock or any warrant, right or option to acquire capital stock of the corporation.

         SFC. The Certificate of SFC provides that SFC reserves the right to amend or appeal any provision contained in the Certificate in the manner prescribed by the laws of the State of Delaware and that all rights conferred upon the stockholders are granted subject to such reservation; provided, that amendment or repeal of the articles of the Certificate relating to amendment of the Certificate, voting rights of controlling stockholders, action taken without written consent, the calling of special meetings, the number of directors and the method of replacing directors, amendment of the Bylaws of SFC, certain business combinations, limitations on payment of "green mail," indemnification, and director liability requires the affirmative vote of holders of at least 75% of the voting power of all the then-outstanding shares of the capital stock of SFC entitled to vote generally in election of directors.

         SFC's Certificate provides that the Board of Directors has the power to adopt, amend, or repeal the Bylaws of SFC. Any adoption, amendment, or repeal of the Bylaws of SFC by the Board of Directors must be approved by a majority of the Board of Directors. SFC's Certificate also provides that the stockholders have the power to adopt, amend or appeal the Bylaws of SFC by the affirmative vote of the holders of at least 75% of the voting power of all of the then-outstanding shares of the capital stock of SFC entitled to vote generally in the election of directors, voting together as a single class.

CLASSIFIED BOARD OF DIRECTORS AND ABSENCE OF CUMULATIVE VOTING

         UPC. The Charter of UPC provides that UPC's Board of Directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office. The effect of UPC's having a classified Board of Directors is that only approximately one-third of the members of the Board are elected each year, which effectively requires two annual meetings for UPC's stockholders to change a majority of the members of the Board. The purpose of dividing UPC's Board of Directors into classes is to facilitate continuity and stability of leadership of UPC by ensuring that experienced personnel familiar with UPC will be represented on UPC's Board of Directors at all times, and to permit UPC's management to plan for the future for a reasonable time. However, by potentially delaying the time within which an acquirer could obtain working control of the Board, this provision may discourage some potential mergers, tender offers, or takeover attempts.

         Pursuant to the Charter of UPC, each stockholder is entitled to one vote for each share of UPC Common Stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder has the right to cast a number of votes equal to the total number of such holder's shares multiplied by the number of directors to be elected. The stockholder has the right to distribute all of his votes in any manner among any number of candidates or to accumulate such shares in favor of one candidate. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the Board of Directors. Without cumulative voting, the holders of more than 50% of the shares of UPC Common Stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining UPC Common Stock effectively may not be able to elect any person to the Board of Directors. The absence of cumulative voting thus could make it more difficult for a stockholder who acquires less than a majority of the shares of UPC Common Stock to obtain representation on UPC's Board of Directors.

         SFC. As permitted by the DGCL, SFC's Certificate contains a provision similar to the provision in the Bylaws of UPC that requires that the Board of Directors shall be divided into three classes serving staggered three-year terms, with the term of one class of directors to expire each year. Pursuant to the Bylaws of SFC, each stockholder is entitled to one vote for each share of SFC Common Stock held and is not entitled to cumulative voting rights in the election of directors.

DIRECTOR REMOVAL AND VACANCIES

         UPC. UPC's Charter provides that a director may be removed by the stockholders only upon the affirmative vote of the holders of two-thirds of the voting power of all shares of capital stock entitled to vote generally in the election of directors. The purpose of this provision is to prevent a majority stockholder from circumventing the classified board system by removing directors and filling the vacancies with new individuals selected by that stockholder. Accordingly, the provision may have the effect of impeding efforts to gain control of the Board of Directors by anyone who obtains a controlling interest in UPC Common Stock. Vacancies on the board of directors may be filled by the board of directors or stockholders, as provided under the UPC Bylaws and the TBCA. The term of a director appointed to fill a vacancy expires at the next meeting of stockholders at which directors are elected.

         SFC. The DGCL provides that, unless the corporation's certificate of incorporation provides otherwise, the stockholders of a corporation that has a classified board (as described above) may remove a director only for cause. In addition, the DGCL provides that, unless the corporation's certificate of incorporation provides for a higher voting requirement, directors may be removed by the holders of a majority of the shares then entitled to vote in the election of such directors. SFC's Certificate and Bylaws provide that directors may be removed only for cause and only by the affirmative vote of at least 75% of the voting power of all the then-outstanding shares of capital stock of SFC entitled to vote generally in the election of directors, voting together as a single class.

LIMITATIONS ON DIRECTOR LIABILITY

         UPC. UPC's Charter does not address the issue of director liability to the corporation.

         SFC. SFC's Certificate contains a provision limiting directors' liability to the corporation or its stockholders. Under SFC's Certificate, as allowed by Section 102 of the DGCL, a SFC director will not have personal liability to SFC or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to SFC or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for any act or omission under Section 174 of the DGCL (involving certain unlawful dividends and stock purchases or redemptions) or
(iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, even gross negligence. It would not permit, however, a director to be exculpated for liability for actions involving conflicts of interest or breaches of the traditional duty of loyalty to SFC and its stockholders, and it would not affect the availability of injunctive or other equitable relief to SFC or its stockholders.

INDEMNIFICATION

         UPC. Under the TBCA, subject to certain exceptions, a corporation may indemnify an individual made a party to a proceeding, because he is or was a director, against liability incurred in the proceeding if (i) he conducted himself in good faith; (ii) he reasonably believed (a) in the case of conduct in his official capacity with the corporation, that his conduct was in the best interests of the corporation, and (b) in all other cases, that his conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful (the "Standard of Conduct"). Moreover, unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. Expenses incurred by a director in defending a proceeding may be paid by the corporation in advance of the final disposition of such proceeding upon receipt of a written affirmation by the director of his good faith belief that he or she has met the Standard of Conduct and an undertaking by or on behalf of a director to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation against such expenses. Before any such indemnification is made, it must be determined that such indemnification would not be precluded by Part 5 of the TBCA.

         A director may also apply for court-ordered indemnification under certain circumstances. Unless a corporation's articles of incorporation provide otherwise, (i) an officer of a corporation is entitled to mandatory indemnification and is entitled to apply for court-ordered indemnification to the same extent as a director; (ii) the corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent as to a director; and (iii) a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with public policy, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

         UPC's Charter and Bylaws provide for the indemnification of its directors and officers, to the fullest extent permitted by Tennessee law.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling UPC pursuant to the foregoing provisions, UPC has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

         SFC. SFC's Certificate provides that each person who is or is made a party or is threatened to be made a party to, or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, because of the fact that he or she was a director or an officer of SFC or is or was serving at the request of SFC as an officer or director of another corporation, including, without limitation, any subsidiary, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the allegations are based on his or her action in an official capacity as a director or officer, will be indemnified and held harmless by SFC to the fullest extent authorized by the DGCL, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties in amounts paid in the settlement) reasonably incurred or suffered; provided, that such indemnification shall only apply in connection with proceedings initiated by the indemnitee if such proceeding was authorized by the Board of Directors of SFC.

SPECIAL MEETING OF STOCKHOLDERS

         UPC. UPC's Bylaws provide that special meetings of stockholders may be called, unless otherwise prescribed by law, for any purpose or purposes whatever at any time by the Chairman of the Board, the President, the Secretary, or the holders of not less than one-tenth of the shares entitled to vote at such meeting.

         SFC. The DGCL provides that special meetings of stockholders may be called by such persons as may be authorized by a corporation's certificate of incorporation or bylaws. SFC's Bylaws provide that special meetings of stockholders of SFC may be called only by the Board of Directors of SFC pursuant to a resolution adopted by a majority of the total number of directors which SFC would have if there were no vacancies on the Board of Directors. Because a special meeting may be necessary for a potential acquirer to gain control of SFC, this requirement could discourage or make more difficult an attempt to gain control of SFC, and could tend to perpetuate the incumbent directors and management.

ACTIONS BY STOCKHOLDERS WITHOUT A MEETING

         UPC. The Charter and Bylaws of UPC provide that any action required or permitted to be taken by UPC stockholders at a duly called meeting of stockholders may be effected by the unanimous written consent of the stockholders entitled to vote on such action.

         SFC. The Certificate states that any action required or permitted to be taken by the stockholders must be effected by a duly constituted meeting and may not be effected by written consent.

STOCKHOLDER NOMINATIONS AND PROPOSALS

         UPC. UPC's Charter and Bylaws do not address whether a stockholder may nominate members of the Board of Directors.

         SFC. SFC's Bylaws generally provide that any stockholder of the corporation entitled to vote for the election of directors may nominate persons for election to the Board of Directors. The stockholder must provide written notice of such nomination to the Secretary of SFC at least 30 days prior to the date of the meeting at which the election of directors is to be held. The stockholder's notice must set forth all information relating to the person whom the stockholder proposes to nominate that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, under the Exchange Act.

         The SFC Bylaws also provide that any stockholder who is entitled to vote at the annual meeting of stockholders may propose business to be conducted at such meeting. The business must relate to a proper subject matter for stockholder action, and the stockholder must provide written notice to the Secretary of SFC at least 30 days prior to the date of the meeting at which the business is to be conducted. The stockholder must set forth in the notice provided to the Secretary, a brief description of the business the stockholder desires to conduct, as well as any material interest of the stockholder in such business.

BUSINESS COMBINATIONS

         UPC. The Charter of UPC requires the affirmative vote of the holders of two-thirds of UPC's outstanding Common Stock for approval of a merger, consolidation, or a sale or lease of all or substantially all of the assets of UPC if the other party to the transaction is a beneficial owner of 10% or more of the outstanding shares of UPC. A two-thirds vote is not required for any merger or consolidation of UPC with or into any corporation or entity of which a majority of the outstanding shares of all classes of capital stock entitled to vote in the election of directors is owned by UPC or any UPC company.

         The requirement of a supermajority vote of stockholders to approve certain business transactions, as described above, may discourage a change in control of UPC by allowing a minority of UPC's stockholders to prevent a transaction favored by the majority of the stockholders. Also, in some circumstances, the Board of Directors could cause a two-thirds vote to be required to approve a transaction thereby enabling management to retain control over the affairs of UPC and their positions with UPC. The primary purpose of the supermajority vote requirement, however, is to encourage negotiations with UPC's management by groups or corporations interested in acquiring control of UPC and to reduce the danger of a forced merger or sale of assets.

         As a Tennessee corporation, UPC is or could be subject to various legislative acts set forth in Chapter 35 of Title 48 of the Tennessee Code, which imposes certain restrictions on business combinations, including, but not limited to, combinations with interested stockholders similar to those described above.

         The Tennessee Business Combination Act generally prohibits a "business combination" (generally defined to include mergers, share exchanges, sales and leases of assets, issuances of securities, and similar transactions) by UPC or a subsidiary with an "interested stockholder" (generally defined as any person or entity which beneficially owns 10% or more of the voting power of any class or series of UPC's stock then outstanding) within five years after the person or entity becomes an interested stockholder, unless the business combination or the transaction pursuant to which the interested stockholder became such was approved by the UPC Board of Directors before the interested stockholder became such, and the business combination satisfies any other applicable requirements imposed by law or by UPC's Charter or Bylaws. The Tennessee Business Combination Act also severely limits the extent to which UPC or any of its officers or directors could be held liable for resisting any business combination.

         The Tennessee Control Share Acquisition Act (the "Tennessee CSAA") generally provides that any person or group of persons that acquires the power to vote more than specified levels (one-fifth, one-third or a majority) of the shares of certain Tennessee corporations will not have the right to vote such shares unless granted voting rights by the holders of a majority of the votes entitled to be cast, excluding "interested shares." Interested shares are those shares held by the acquiring person, officers of the corporation, and employees of the corporation who are also directors of the corporation. If approval of voting power for the shares is obtained at one of the specified levels, additional stockholder approval is required when a stockholder seeks to acquire the power to vote shares at the next level. In the absence of such approval, the additional shares acquired by the stockholder may not be voted until they are transferred to another person in a transaction other than a control share acquisition. The Tennessee CSAA applies only to those Tennessee corporations whose charters or bylaws contain an express declaration that control share acquisitions in respect of the shares of such corporations are governed by and subject to the provisions of such act. UPC's Charter and Bylaws do not currently contain such an express declaration.

         The Tennessee Greenmail Act ("Tennessee GA") prohibits a Tennessee corporation having a class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act from purchasing, directly or indirectly, any of its shares at a price above the market value of such shares (defined as the average of the highest and lowest closing market price of such shares during the 30 trading days preceding the purchase or preceding the commencement or announcement of a tender offer if the seller of such shares has commenced a tender offer or announced an intention to seek control of the corporation) from any person who holds more than 3% of the class of securities to be purchased if such person has held such shares for less than two years, unless the purchase has been approved by the affirmative vote of a majority of the outstanding shares of each class of voting stock issued by such corporation or the corporation makes an offer, of at least equal value per share, to all holders of shares of such class.

         The TBCA provides that no Tennessee corporation having any class of voting stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Exchange Act or any of its officers or directors may be held liable at law or in equity for either having failed to approve the acquisition of shares by an interested stockholder on or before the date such stockholder became an interested stockholder, or for seeking to enforce or implement the provisions of the Tennessee Business Combination Act or the Tennessee CSAA, or for failing to adopt or recommend any charter or bylaw amendment or provision in respect of any one or more of these acts or the Tennessee GA, or for opposing any merger, exchange, tender offer or significant disposition of the assets of the resident domestic corporation or any subsidiary of such corporation because of a good faith belief that such merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation or its subsidiaries operate or are located or any other relevant factor if such factors are permitted to be considered by the board of directors under the corporation's charter in connection with the merger, exchange, tender offer or significant disposition of assets.

         The acts described above along with the provisions of UPC's Charter regarding business combinations might be deemed to make UPC less attractive as a candidate for acquisition by another company than would otherwise be the case in the absence of such provisions. For example, if another company should seek to acquire a controlling interest of less than 66-2/3% of the outstanding shares of UPC Common Stock, the acquiror would not thereby obtain the ability to replace a majority of the UPC Board of Directors until at least the second annual meeting of stockholders following the acquisition, and furthermore the acquiror would not obtain the ability immediately to effect a merger, consolidation, or other similar business combination unless the described conditions were met.

         As a result, UPC's stockholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over prevailing market prices in a takeover context. The provisions described above also may make it more difficult for UPC's stockholders to replace the UPC Board of Directors or management, even if the holders of a majority of the UPC Common Stock should believe that such replacement is in the interests of UPC. As a result, such provisions may tend to perpetuate the incumbent UPC Board of Directors and management.

         SFC. The DGCL requires the approval of the Board of Directors and the holders of a majority of the outstanding stock of SFC entitled to vote thereon for mergers or consolidations, and for sales, leases, or exchanges of substantially all of SFC's property and assets. The DGCL permits SFC to merge with another corporation without obtaining the approval of SFC's stockholders if: (i) SFC is the surviving corporation of the merger; (ii) the merger agreement does not amend SFC's Certificate; (iii) each share of SFC stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of SFC after the merger; and (iv) any authorized unissued shares or treasury shares of SFC Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of SFC Common Stock outstanding immediately prior to the effective date of the merger. As a result, SFC's Board of Directors could effect significant acquisitions and issue significant amounts of SFC capital stock on terms that may dilute the interests of existing SFC stockholders, without seeking stockholder approval.

         Section 203 of the DGCL ("Section 203"). Section 203 generally prohibits any person who acquires 15% or more of a corporation's outstanding voting stock (an "Interested Stockholder") from entering into any "Business Combination" with the corporation for three years, unless one of the specified exceptions applies. "Business Combination" is defined generally to include mergers and consolidations, dispositions of the corporation's assets, transactions resulting in the issuance or transfer by the corporation of its stock, transactions having the effect of increasing the proportionate share of the stock of any class or series of the corporation, and the receipt by the Interested Stockholder of certain financial benefits provided by or through the corporation.

         That three-year prohibition does not apply, however, if (i) the corporation's Board of Directors approved the Business Combination or approved (in advance) the transaction that resulted in 15% ownership, (ii) in the transaction in which the Interested Stockholder acquired 15% ownership, that stockholder acquired at least 85% of the voting stock outstanding when the transaction was initiated (excluding shares owned by officer-directors and certain employee stock plans); or (iii) the Business Combination subsequently is approved by the Board of Directors and authorized at a stockholders' meeting by at least 66-2/3% of the outstanding voting stock, excluding the stock owned by the Interested Stockholder. In addition, Section 203 does not apply at all if
(i) the corporation's original certificate of incorporation expressly elects to avoid application of Section 203, (ii) the Board of Directors amended the corporation's bylaws within 90 days of the effective date of Section 203 expressly to avoid application of Section 203; (iii) the corporation's stockholders amend the certificate or bylaws to avoid application of Section 203 (although such amendment will not be effective for 12 months); (iv) the corporation's voting stock is not listed on a national securities exchange, authorized for quotation on an interdealer quotation system on a registered national securities association, or held of record by more than 2,000 stockholders (unless the corporation nonetheless elects to be governed by Section 203); (v) the stockholder acquires 15% ownership inadvertently and then disposes of sufficient shares to eliminate that status; or (vi) the Business Combination is proposed after the public announcement, or the publication of notice, of a proposed business-combination type of transaction and prior to the consummation or abandonment of such transaction. Because the Board of Directors of SFC has approved the Merger, the provisions of Section 203 would not apply to the Merger.

         Article Eighth of the SFC Certificate requires that Business Combinations (as defined therein) between SFC (or any majority-owned subsidiary thereof) and an "Interested Stockholder" either:

         (a) be approved by the vote of the holders of at least 75% of the voting power of the then-outstanding shares of stock of SFC entitled to vote in an election of directors, voting together as a single class;

         (b) be approved by a majority of the "Disinterested Directors " (as defined in Article Eighth); or

         (c) involve consideration per share generally equal to that paid by the Interested Stockholder when it acquired its block of stock.

         Article Eighth defines "Interested Stockholder" as a beneficial owner of at least 10% of the outstanding voting stock of the corporation, or an affiliate or assignee of an Interested Stockholder.

         Article Eighth does not affect the stockholder voting requirement, if any, in connection with a business combination that does not involve an Interested Stockholder. Article Eighth will also generally not affect any stockholder voting requirement in connection with any business combination if SFC's stockholders receive consideration which is at least equal to the consideration previously paid by the Interested Stockholder for its shares of SFC voting stock or the Fair Market Value of SFC Common Stock on the "Announcement Date" or "Determination Date" (as defined in Article Eighth), provided that the consideration received by the stockholders in the combination is not less than what the SFC stockholders would receive in a liquidation, dissolution, or winding-up of SFC. Because the Board of Directors of SFC has approved the Merger (as described in paragraph (b) above), the provisions of Article Eighth do not apply to the Merger.

         The provisions of Article Eighth are designed to encourage any person or entity seeking to acquire SFC to negotiate with the Board of Directors, with the goal that any resulting transaction would be structured to provide all of the stockholders with their pro rata share of any acquisition premium, and that stockholders would be protected against coercive or unfair purchase offers and "freeze-out" transactions. Those provisions may have the effect, however, of discouraging or rendering more difficult takeover attempts not previously approved by the Board of Directors (including takeover attempts that certain stockholders may deem to be in their interests), and of perpetuating the incumbent directors and management.

LIMITATIONS ON ABILITY TO VOTE STOCK

         UPC. UPC's Charter and Bylaws do not contain any provision restricting a stockholder's ability to vote shares of UPC voting stock.

         SFC. SFC's Certificate of Incorporation contains a provision that prohibits a person who is the beneficial owner, directly or indirectly, of more than 10% of SFC Common Stock from voting shares held in excess of the 10% limit on any matter on which stockholders are entitled to vote.

DISSENTERS' RIGHTS OF APPRAISAL

         UPC. Under the TBCA, a stockholder is generally entitled to dissent from a corporate action, and obtain payment of the fair value of his shares in the event of: (i) consummation of a plan of merger to which the corporation is a party, unless stockholder approval is not required by the TBCA; (ii) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired if the stockholder is entitled to vote on the Plan; (iii) consummation of a sale or exchange of substantially all of the corporation's property other than in the usual and regular course of business, if the stockholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or to a plan by which substantially all of the net proceeds of the sale will be distributed in cash to the stockholders within one year after the date of sale; (iv) an amendment of the charter that materially and adversely affects rights in respect of a dissenter's shares because it (a) alters or abolishes a preferential right of the shares, (b) creates, alters, or abolishes a right in respect of redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares, (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities, (d) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights, or (e) reduces the number of shares owned by the stockholder to a fraction of a share if the fractional share so created is to be acquired for cash under the TBCA; or
(v) any corporate action taken pursuant to a stockholder vote, to the extent the charter, bylaws, or a resolution of the board of directors provide that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares. UPC's Charter and Bylaws do not provide for any such additional dissenters' rights.

         SFC. The rights of appraisal of dissenting stockholders of SFC are governed by the DGCL. Pursuant thereto, except as described below, any stockholder has the right to dissent from any merger of which SFC could be a constituent corporation. No appraisal rights are available, however, for (i) the shares of any class or series of stock that is either listed on a national securities exchange, quoted on the Nasdaq/NMS, or held of record by more than 2,000 stockholders or (ii) any shares of stock of the constituent corporation surviving a merger if the merger did not require the approval of the surviving corporation's stockholders, unless, in either case, the holders of such stock are required by an agreement of merger or consolidation to accept for that stock something other than: (a) shares of stock of the corporation surviving or resulting from the merger or consolidation; (b) shares of stock of any other corporation that will be listed at the effective time of the merger on a national securities exchange, quoted on the Nasdaq/NMS, or held of record by more than 2,000 stockholders; (c) cash in lieu of fractional shares of stock described in clause (a) or (b) immediately above; or (d) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (a) through (c) immediately above.

STOCKHOLDERS' RIGHTS TO EXAMINE BOOKS AND RECORDS

         UPC. The TBCA provides that a stockholder may inspect and copy books and records during regular business hours, if he or she gives the corporation written notice of his or her demand at least five business days before the date of the inspection. The written demand must be made in good faith and for a proper purpose and must describe with reasonable particularity the purpose of the request and the records the stockholder desires to inspect.

         SFC. The DGCL similarly provides that a stockholder may inspect books and records upon written demand under oath stating the purpose of the inspection, if such purpose is reasonably related to such person's interest as a stockholder.

DIVIDENDS

         UPC. UPC's ability to pay dividends on UPC Common Stock is governed by Tennessee corporate law. Under Tennessee corporate law, dividends may be paid so long as the corporation would be able to pay its debts as they become due in the ordinary course of business and the corporation's total assets would not be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution to stockholders whose preferential rights are superior to those receiving the distribution.

         There are various statutory limitations on the ability of UPC's Banking Subsidiaries to pay dividends to UPC. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

         SFC. The DGCL provides that, subject to any restrictions in the corporation's certificate of incorporation, dividends may be declared from the corporation's surplus, or, if there is no surplus, from its net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Dividends may not be declared, however, if the corporation's capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by SFC are derived from its subsidiary depository institution. There are various statutory limitations on the ability of SFC's subsidiary depository institution to pay dividends to SFC. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."


                     COMPARATIVE MARKET PRICES AND DIVIDENDS

         UPC Common Stock is traded on the NYSE under the symbol "UPC." SFC Common Stock is quoted on the Nasdaq/NMS under the symbol "SMFC." The following table sets forth, for the indicated periods, the high and low closing sale prices for the UPC Common Stock and the SFC Common Stock as reported by the NYSE and Nasdaq/NMS, respectively, and the cash dividends declared per share of UPC Common Stock and SFC Common Stock for the indicated periods. The stock prices and dividend amounts have been restated to give effect to stock splits and stock dividends. The stock prices do not include retail mark-ups, mark-downs or commissions.

                                                UPC                                        SFC
                                  ---------------------------------          ---------------------------------
                                                             Cash                                       Cash
                                                          Dividends                                  Dividends
                                     Price Range           Declared             Price Range           Declared
                                  -----------------          Per             -----------------          Per
                                  High          Low         Share            High          Low         Share
                                  ----          ---         -----            ----          ---         -----
   1997

   First Quarter             $   47.75       $   38.38    $    0.32       $   30.50    $   21.75
   Second Quarter                52.88           41.25         .375           41.63        28.75
   Third Quarter (through
   August 25, 1997)              52.94           49.25          .40           38.63        36.00
                                  ----            ----    ---------                                  ---------
     Total                                                $   1.095
                                                          =========                                  =========
1996
   First Quarter             $   31.75       $   29.00    $    0.27       $   15.75    $   14.50
   Second Quarter                31.25           29.63         0.27           16.75        14.50
   Third Quarter                 36.25           28.63         0.27           20.63        15.50
   Fourth Quarter                41.38           34.63         0.27           22.63        18.50
                                                          ---------                                  ---------
     Total                                                $    1.08
                                                          =========                                  =========
1995
   First Quarter             $   24.50       $   20.88    $    0.23       $   14.25    $    9.75
   Second Quarter                28.13           23.13         0.25           16.25        13.50
   Third Quarter                 30.75           26.13         0.25           16.13        14.50
   Fourth Quarter                32.25           29.63         0.25           16.25        14.75
                                                          ---------                                  ---------
     Total                                                $    0.98
                                                          =========                                  =========



         On August 25, 1997, the last sale prices of UPC Common Stock and SFC Common Stock as reported on the NYSE and Nasdaq/NMS, respectively, were $49.25 and $37.00 per share, respectively. On June 23, 1997, the last business day prior to public announcement of the proposed Merger, the last sale prices of the UPC Common Stock and the SFC Common Stock as reported by the NYSE and Nasdaq/NMS, respectively, were $51.13 and $39.75, respectively.


         The holders of UPC Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. Although UPC currently intends to continue to pay quarterly cash dividends on the UPC Common Stock, there can be no assurance that UPC's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Board of Directors' consideration of other relevant factors. The Agreement provides that SFC may not declare and pay cash dividends on the shares of SFC Common Stock.

         UPC and SFC are each legal entities separate and distinct from their subsidiaries and their revenues depend in significant part on the payment of dividends from their subsidiary depository institutions. UPC's and SFC's subsidiary depository institutions are subject to certain legal restrictions on the amount of dividends they are permitted to pay. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."


                                 BUSINESS OF SFC


         SFC, a Delaware corporation, is a savings and loan holding company registered with the OTS under the HOLA. Through its wholly-owned subsidiary, 1st Savings Bank, a federally charted savings bank, SFC operates a network of retail banking offices serving three counties in Missouri and offers a variety of financial services to meet the needs of the communities its serves. As of June 30, 1997, SFC had total consolidated assets of approximately $329 million, total consolidated deposits of approximately $200 million, and total consolidated stockholders' equity of approximately $30 million. The principal executive offices of SFC are located at 109 N. Hickory Street, Mt. Vernon, Missouri 65712, and its telephone number at such address is (417) 466-2171. Additional information with respect to SFC and its subsidiary is included in documents incorporated by reference in this Proxy Statement. See "AVAILABLE INFORMATION," "DOCUMENTS INCORPORATED BY REFERENCE" and "CERTAIN REGULATORY CONSIDERATIONS."

                                 BUSINESS OF UPC

GENERAL


         UPC, a Tennessee corporation, is a bank holding company registered with the Federal Reserve under the BHC Act. As of June 30, 1997, UPC had total consolidated assets of approximately $14.8 billion, total consolidated loans of approximately $10.4 billion, total consolidated deposits of approximately $11.2 billion, and total consolidated stockholders' equity of approximately $1.4 billion.


         UPC conducts its business activities through its principal bank subsidiary, the $5.5 billion asset Union Planters National Bank, founded in 1869 and headquartered in Memphis, Tennessee, 32 other bank subsidiaries and one savings bank subsidiary located in Tennessee, Mississippi, Missouri, Arkansas, Louisiana, Alabama, and Kentucky. Through the UPC Banking Subsidiaries, UPC provides a diversified range of financial services in the communities in which it operates, including traditional banking services, consumer, commercial and corporate lending, retail banking, and other financial services traditionally furnished by full-service financial institutions. UPC also is engaged in mortgage origination and servicing, investment management and trust services, the issuance and servicing of credit and debit cards, the origination, packaging, and securitization of loans, primarily the government-guaranteed portions of Small Business Administration loans; the purchase of delinquent FHA/VA government-insured/guaranteed loans from third parties and from GNMA pools serviced for others; full service and discount brokerage; and the sale of annuities and bank-eligible insurance products.

         Through the UPC Banking Subsidiaries, UPC operates approximately 432 banking offices and 564 ATMs. UPC's total assets at June 30, 1997 are allocable by state to its banking offices (before consolidating adjustments) approximately as follows: $9.7 billion in Tennessee, $2.3 billion in Mississippi, $1.2 billion in Missouri, $800 million in Arkansas, $609 million in Louisiana, $440 million in Alabama and $113 million in Kentucky.


         Acquisitions have been, and are expected to continue to be, an important part of the expansion of UPC's business. UPC completed twelve acquisitions in 1993, thirteen in 1994, three in 1995 and seven in 1996, adding approximately $1.7 billion in total assets in 1993, $3.8 billion in 1994, $1.3 billion in 1995 and $4.2 billion in 1996. Thus far in 1997, UPC has entered into definitive agreements to acquire six financial institutions in addition to SFC which had aggregate total assets of approximately $3.7 billion at June 30, 1997. For information with respect to these acquisitions see " -- Recent Developments." For a discussion of UPC's acquisition program and UPC management's philosophy on that subject, see the caption "Acquisitions" (on page
6) and Note 2 to UPC's audited consolidated financial statements for the years ended December 31, 1996, 1995, and 1994 (on pages 45 and 46) contained in UPC's Annual Report to Stockholders which is Exhibit 13 to UPC's Annual Report on Form 10-K for the year ended December 31, 1996, which Exhibit 13 is incorporated by reference herein to the extent indicated herein.


         UPC expects to continue to take advantage of the consolidation of the financial services industry by further developing its franchise through the acquisition of financial institutions. Future acquisitions may entail the payment by UPC of consideration in excess of the book value of the underlying net assets acquired, may result in the issuance of additional shares of UPC capital stock or the incurring of additional indebtedness by UPC, and could have a dilutive effect on the earnings or book value per share of UPC Common Stock. Moreover, significant charges against earnings are sometimes required incidental to acquisitions. For a description of acquisitions which are currently pending, see " -- Recent Developments."

         The principal executive offices of UPC are located at 7130 Goodlett Farms Parkway, Memphis, Tennessee 38018, and its telephone number at such address is (901) 580-6000. Additional information with respect to UPC and its subsidiary is included in documents incorporated by reference in this Proxy Statement. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."


                                      -48

RECENT DEVELOPMENTS

         RECENTLY COMPLETED ACQUISITION. Since December 31, 1996, UPC has completed the acquisition of one institution (the "Recently Completed Acquisition").



                               Asset Size
          Institution         (In Millions)    Type of Consideration
----------------------------- -------------    ---------------------
      PFIC Corporation             $4.1        59,992 shares of
                                               UPC Common Stock



         OTHER PENDING ACQUISITIONS. UPC has entered into definitive agreements to acquire the following financial institutions in addition to SFC (collectively, the "Other Pending Acquisitions" and, together with the Recently Completed Acquisition, the "Other Acquisitions") which UPC's management considers probable of consummation for financial reporting purposes and which are expected to close in 1997.


                                                       Asset Size
                                                           (In
                       Institution                      Millions)(1)               Consideration
      --------------------------------------------   ---------------        ----------------------------
      First Acadian Bancshares, Inc., Thibodaux,        $   83              Approximately 335,000 shares
      Louisiana, and its subsidiary, Acadian Bank                             of UPC Common Stock

      SBT Bancshares, Inc., Selmer, Tennessee, and         102              Approximately 612,000 shares
      its                                                                     of UPC Common Stock
       subsidiary, Selmer Bank & Trust Co.
      Citizens of Hardeman County Financial                 65              Approximately 211,000 shares
      Services,                                                               of UPC Common Stock
      Inc., Whiteville, Tennessee, and its
      subsidiary,
      The Whiteville Bank
      Magna Bancorp, Inc., and its subsidiary,           1,353              Approximately 7,100,000 shares
      Magnolia Federal Bank for Savings                 ------                of UPC Common Stock
               TOTALS                                   $1,603
                                                        ======




   (1)   Approximate total assets at June 30, 1997.



         OTHER ANNOUNCED ACQUISITIONS. UPC has entered into definitive agreements to acquire the following two financial institutions in addition to SFC and the Other Pending Acquisitions (the "Other Announced Acquisitions"). Each of the Other Announced Acquisitions is subject to shareholder approval, regulatory approval and the satisfaction of various additional conditions, including the completion of a due diligence investigation of the two institutions by UPC during the periods ending as noted below. In each case, in accordance with UPC's past practice, until satisfaction of the due diligence condition, UPC considers the acquisitions of the two Other Announced Acquisitions not to be probable for financial reporting purposes; therefore, neither of the Other Announced Acquisitions has been included in the "Other Pending Acquisitions" and none of the pro forma information or other information relating to the impact of these Other Announced Acquisitions on the financial statements of UPC, such as that set forth under or "Summary--Equivalent and Pro Forma Per Share Data" or "--Recent Developments--Earnings Considerations
Related to the Other Pending Acquisitions" includes or reflects information with respect to either of the Other Announced Acquisitions. Each of the Other Announced Acquisitons is structured to qualify as a tax-free reorganization and to be accounted for as a pooling of interests. Aggregate charges for the Other Announced Acquisitons have been preliminarily estimated to be in the range of $10 to $12 million, after taxes. This estimate is preliminary and subject to adjustment pending completion of the due diligence process.








                                     ASSET SIZE                                    DUE DILIGENCE
INSTITUTION                       (IN MILLIONS)(1)           CONSIDERATION          PERIOD ENDS
-----------                       ----------------           -------------      -------------------
Capital Bancorp, Inc.,                $1,910                 Approximately      September 12, 1997
Miami, Florida and its                                       7,100,00 shares
Subsidiaries ("Capital")(2)                                  of UPC Common
                                                             Stock

Security Bancshares, Inc.,            $  162                 Approximately      September 6, 1997
Des Arc, Arkansas, and                                       488,000 shares
its Subsidiaries                                             of UPC Common
("Security")(3)                                              Stock
                                  ----------------

                  TOTAL               $2,072



----------------


(1)      Approximate total assets at June 30, 1997



(2) At June 30, 1997, Capital had total consolidated loans of approximately $848 million, total consolidated deposits of approximately $1.2 billion, and total consolidated stockholders' equity of approximately $146 million.



(3) At June 30, 1997, Security had total consolidated loans of approximately $110 million, total consolidated deposits of approximately $135 million, and total consolidated stockholders' equity of approximately $17 million.



         EARNINGS CONSIDERATIONS RELATED TO OTHER PENDING ACQUISITIONS. It is expected that either UPC or the institutions to be acquired in connection with the Other Pending Acquisitions will incur charges arising from such acquisitions and from the assimilation of those institutions into the UPC organization. Most of the charges are expected to relate to the Magna Bancorp, Inc. acquisition. Anticipated charges would normally arise from matters such as, but not limited to, legal and accounting fees, financial advisory fees, consulting fees, payment of contractual benefits triggered by a change of control, early retirement and involuntary separation and related benefits, costs associated with elimination of duplicate facilities and branch consolidations, data processing charges, cancellation of vendor contracts, the potential for additional provisions for loan losses and similar costs which normally arise from the consolidation of operational activities.



         Each of the Other Pending Acquisitons is expected to be accounted for as a pooling of interests. UPC currently estimates incurring aggregate charges in the range of $10 million to $15 million after taxes in connection with the consummation of the Other Pending Acquisitons and the Merger. To the extent that UPC's recognition of these acquisition-related charges is contingent upon consummation of a particular transaction, those charges would be recognized in the period in which such transaction closes. The range is provided as a preliminary estimate of the significant charges which may in the aggregate be required and should be viewed accordingly. These charges are not reflected in the pro forma consolidated financial statements.

                        CERTAIN REGULATORY CONSIDERATIONS

         The following discussion sets forth certain of the material elements of the regulatory framework applicable to banks and bank holding companies and provides certain specific information related to UPC. A more complete discussion is included in UPC's Annual Report on Form 10-K for the fiscal year ended December 31, 1996. Information relating to SFC is included in the SFC Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996. See "AVAILABLE INFORMATION" and "DOCUMENTS INCORPORATED BY REFERENCE."

GENERAL

         UPC is a bank holding company registered with the Federal Reserve under the BHC Act. As such, UPC and its non-bank subsidiaries are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the Federal Reserve. In addition, as a savings and loan holding company, UPC is also registered with the OTS and is subject to the regulation, supervision, examination, and reporting requirements of the OTS.

         The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before: (i) it may acquire direct or indirect ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company will directly or indirectly own or control more than 5.0% of the voting shares of the bank; (ii) it or any of its subsidiaries, other than a bank, may acquire all or substantially all of the assets of any bank; or (iii) it may merge or consolidate with any other bank holding company. Similar federal statutes require savings and loan holding companies and other companies to obtain the prior approval of the OTS before acquiring direct or indirect ownership or control of a savings association.

         The BHC Act further provides that the Federal Reserve may not approve any transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. Consideration of financial resources generally focuses on capital adequacy which is discussed below, and consideration of convenience and needs issues includes the parties' performance under the Community Reinvestment Act of 1977.

         The BHC Act, as amended by the interstate banking provisions of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Interstate Banking Act"), which became effective in September 1995, repealed the prior statutory restrictions on interstate acquisitions of banks by bank holding companies, such that UPC and any other bank holding company located in Tennessee may now acquire a bank located in any other state, and any bank holding company located outside Tennessee may lawfully acquire any Tennessee-based bank, regardless of state law to the contrary, in either case subject to certain deposit-percentage limitations, aging requirements, and other restrictions. The Interstate Banking Act also generally provides that, after June 1, 1997, national and state-chartered banks may branch interstate through acquisitions of banks in other states. By adopting legislation prior to that date, a state has the ability either to "opt in" and accelerate the date after which interstate branching is permissible or "opt out" and prohibit interstate branching altogether. None of the states in which the banking subsidiaries of UPC or SFC are located has either moved up the date after which interstate branching will be permissible or "opted out." Accordingly, UPC is able to consolidate all of its bank subsidiaries into a single bank with interstate branches.

         The BHC Act generally prohibits UPC from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interest, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, and performing certain insurance underwriting activities all have been determined by the Federal Reserve to be permissible activities of bank holding companies. The BHC Act does not place territorial limitations on permissible nonbanking activities of bank holding companies. Despite prior approval, the Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

         Each of the subsidiary depository institutions of UPC is a member of the FDIC, and as such, its deposits are insured by the FDIC to the extent provided by law. Each such subsidiary is also subject to numerous state and federal statutes and regulations that affect is business, activities, and operations, and each is supervised and examined by one or more state or federal bank regulatory agencies.

         The regulatory agencies having supervisory jurisdiction over the respective subsidiary institutions of UPC and SFC (the FDIC and the applicable state authority in the case of state-chartered nonmember banks, the OTS in the case of federally chartered thrift institutions, the Federal Reserve in the case of state-chartered member banks, and the OCC in the case of national banks) regularly examine the operations of such institutions and have authority to approve or disapprove mergers, consolidations, the establishment of branches, and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

PAYMENT OF DIVIDENDS

         UPC is a legal entity separate and distinct from its banking, thrift, and other subsidiaries. The principal sources of cash flow of UPC, including cash flow to pay dividends to its stockholders, are dividends from their subsidiary depository institutions. There are statutory and regulatory limitations on the payment of dividends by these subsidiary depository institutions to UPC, as well as by UPC and SFC to their stockholders.

         As to the payment of dividends, each of UPC's state-chartered banking subsidiaries is subject to the respective laws and regulations of the state in which such bank is located, and to the regulations of the bank's primary federal regulator. UPC's subsidiaries that are thrift institutions are subject to the OTS' capital distributions regulation, and those that are national banks are subject to the regulations of the OCC.

         If, in the opinion of the federal banking regulator, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), a depository institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. See " -- Prompt Corrective Action." Moreover, the federal agencies have issued policy statements that provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

         At June 30, 1997, under dividend restrictions imposed under federal and state laws, the subsidiary depository institutions of UPC, without obtaining governmental approvals, could declare aggregate dividends to UPC of approximately $142.4 million.

         The payment of dividends by UPC and its banking subsidiaries may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines.

CAPITAL ADEQUACY

         UPC and its subsidiary depository institutions are required to comply with the capital adequacy standards established by the Federal Reserve in the case of UPC, and the appropriate federal banking regulator in the case of each of its subsidiary depository institutions. There are two basic measures of capital adequacy for bank holding companies and their subsidiary depository institutions that have been promulgated by the Federal Reserve and each of the federal bank regulatory agencies: a risk-based measure and a leverage measure. All applicable capital standards must be satisfied for a bank holding company to be considered in compliance.

         The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profile among depository institutions and bank holding companies, to account for off-balance-sheet exposure, and to minimize disincentives for holding liquid assets. Assets and off-balance-sheet items are assigned to broad risk categories, each with appropriate weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance-sheet items.

         The minimum guideline for the ratio ("Total Capital Ratio") of total capital ("Total Capital") to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8.0%. At least half of Total Capital must be composed of common equity, undivided profits, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less goodwill and certain other intangible assets ("Tier 1 Capital"). The remainder may consist of subordinated debt, other preferred stock, and a limited amount of loan loss reserves ("Tier 2 Capital"). At June 30, 1997, UPC's consolidated Total Capital Ratio and its Tier 1 Capital Ratio (i.e., the ratio of Tier 1 Capital to risk-weighted assets) were 19.86% and 16.76%, respectively.

         In addition, the Federal Reserve has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio (the "Leverage Ratio") of Tier 1 Capital to average assets, less goodwill and certain other intangible assets, of 3.0% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies generally are required to maintain a Leverage Ratio of at least 3.0%, plus an additional cushion of 100 to 200 basis points. UPC's Leverage Ratio at June 30, 1997, was 10.64%. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve has indicated that it will consider a "tangible Tier 1 Capital Leverage Ratio" (deducting all intangibles) and other indicia of capital strength in evaluating proposals for expansion or new activities.

         Each of UPC's subsidiary depository institutions is subject to risk-based and leverage capital requirements adopted by its federal banking regulatory, which are substantially similar to those adopted by the Federal Reserve for bank holding companies. Each of the subsidiary depository institutions was in compliance with applicable minimum capital requirements as of June 30, 1997. Neither UPC nor any of its subsidiary depository institutions has been advised by any federal banking agency of any specific minimum capital ratio requirement applicable to it.

         Failure to meet capital guidelines could subject a bank or thrift to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, and certain other restrictions on its business. As described below, substantial additional restrictions can be imposed upon FDIC-insured depository institutions that fail to meet applicable capital requirements. See " -- Prompt Corrective Action."

         The federal bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. In this regard, the Federal Reserve, the FDIC and the OCC have, pursuant to FDICIA, proposed an amendment to the risk-based capital standards that would calculate the change in an institution's net economic value attributable to increases and decreases in market interest rates and would require banks with excessive interest rate risk exposure to hold additional amounts of capital against such exposures. The OTS has already included an interest-rate risk component in its risk-based capital guidelines for savings associations that it regulates.

SUPPORT OF SUBSIDIARY INSTITUTIONS

         Under Federal Reserve policy, UPC is expected to act as a source of financial strength for, and to commit resources to support, each of its banking subsidiaries. This support may be required at times when, absent such Federal Reserve policy, UPC may not be inclined to provide it. In addition, any capital loans by a bank holding company to any of its banking subsidiaries are subordinate in right of payment to deposits and to certain other indebtedness of such banks. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a banking subsidiary will be assumed by the bankruptcy trustee and entitled to a priority of payment.

         Under the Federal Deposit Insurance Act (the "FDIA"), a depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC after August 9, 1989, in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or receiver, and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company, but is subordinate to claims of depositors, secured creditors, and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution. The subsidiary depository institutions of UPC are subject to these cross-guarantee provisions. As a result, any loss suffered by the FDIC in respect of any of these subsidiaries would likely result in assertion of the cross-guarantee provisions, the assessment of such estimated losses against the depository institution's banking or thrift affiliates, and a potential loss of UPC's respective investments in such other subsidiary depository institutions.

PROMPT CORRECTIVE ACTION

         FDICIA establishes a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, which became effective in December 1992, the federal banking regulators are required to establish five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized) and to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions in the three undercapitalized categories, the severity of which will depend upon the capital category in which the institution is placed. Generally, subject to a narrow exception, FDICIA requires the banking regulator to appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category.

         Under the final agency rules implementing the prompt corrective action provisions, an institution that (i) has a Total Capital Ratio of 10% or greater, a Tier 1 Capital Ratio of 6.0% or greater, and a Leverage Ratio of 5.0% or greater and (ii) is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the appropriate federal banking agency is deemed to be well capitalized. An institution with a Total Capital Ratio of 8.0% or greater, a Tier 1 Capital Ratio of 4.0% or greater, and a Leverage Ratio of 4.0% or greater is considered to be adequately capitalized. A depository institution that has a Total Capital Ratio of less than 8.0%, a Tier 1 Capital Ratio of less than 4.0%, or a Leverage Ratio of less than 4.0% is considered to be undercapitalized. A depository institution that has a Total Capital Ratio of less than 6.0%, a Tier 1 Capital Ratio of less than 3.0%, or a Leverage Ratio of less than 3.0% is considered to be significantly undercapitalized, and an institution that has a tangible equity capital to assets ratio equal to or less than 2.0% is deemed to be critically undercapitalized. For purposes of the regulation, the term "tangible equity" includes core capital elements counted as Tier 1 Capital for purposes of the risk-based capital standards, plus the amount of outstanding cumulative perpetual preferred stock (including related surplus), minus all intangible assets with certain exceptions. A depository institution may be deemed to be in a capitalization category that is lower than is indicated by its actual capital position if it receives an unsatisfactory examination rating.

         An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Under FDICIA, a bank holding company must guarantee that a subsidiary depository institution meet its capital restoration plan, subject to certain limitations. The obligation of a controlling bank holding company under FDICIA to fund a capital restoration plan is limited to the lesser of 5.0% of an undercapitalized subsidiary's assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches, or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. In addition, the appropriate federal banking agency is given authority with respect to any undercapitalized depository institution to take any of the actions it is required to or may take with respect to a significantly undercapitalized institution as described below if it determines "that those actions are necessary to carry out the purpose" of FDICIA.

         For those institutions that are significantly undercapitalized or undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan, the appropriate federal banking agency must require the institution to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" exception to the requirements of Section 23A of the Federal Reserve Act did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's "region;" (vi) restrict asset growth or reduce total assets; (vii) alter, reduce, or terminate activities; (viii) hold a new election of directors; (ix) dismiss any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized, provided that in requiring dismissal of a director or senior officer, the agency must comply with certain procedural requirements, including the opportunity for an appeal in which the director or officer will have the burden of proving his or her value to the institution; (x) employ "qualified" senior executive officers; (xi) cease accepting deposits from correspondent depository institutions; (xii) divest certain nondepository affiliates which pose a danger to the institution; or
(xiii) be divested by a parent holding company. In addition, without the prior approval of the appropriate federal banking agency, a significantly undercapitalized institution may not pay any bonus to any senior executive officer or increase the rate of compensation for such an officer.

         At June 30, 1997, all of the subsidiary depository institutions of UPC had the requisite capital levels to qualify as well capitalized.


                        DESCRIPTION OF UPC CAPITAL STOCK

         UPC's Charter currently authorizes the issuance of 100,000,000 shares of UPC Common Stock and 10,000,000 shares of UPC Preferred Stock. As of July 31, 1997, 66,928,481 shares of UPC Common Stock were issued and outstanding and approximately 2,907,000 shares were subject to issuance through the exercise of options granted pursuant to UPC's 1992 and 1983 Stock Option Plans and other employee, officer and director benefit plans; approximately 3,254,000 shares were authorized for issuance pursuant to said plans but not yet subject to option grants or otherwise issued; and approximately 3,015,723 shares were authorized for issuance and reserved for conversion of certain outstanding shares of UPC Preferred Stock. In addition, as of July 31, 1997, 2,412,578 shares of UPC's 8% Cumulative, Convertible Preferred Stock, Series E (the "Series E Preferred Stock") were issued and outstanding. As of July 31, none of UPC's 750,000 authorized shares of Series A Preferred Stock were issued and outstanding nor is management aware of the existence of circumstances from which it may be inferred that such issuance is imminent. THE CAPITAL STOCK OF UPC DOES NOT REPRESENT OR CONSTITUTE A DEPOSIT ACCOUNT AND IS NOT INSURED BY THE FDIC, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY GOVERNMENTAL AGENCY.

UPC COMMON STOCK

         GENERAL. Shares of UPC Common Stock may be issued at such time or times and for such consideration (not less than the par value thereof) as the UPC Board of Directors may deem advisable, subject to such limitations as may be set forth in the laws of the State of Tennessee, UPC's Charter or Bylaws or the rules of the NYSE. Union Planters National Bank, a wholly-owned, first-tier subsidiary of UPC, is the Registrar, Transfer Agent and Dividend Disbursing Agent for shares of UPC Common Stock. Its address is Union Planters National Bank, Corporate Trust Department, 6200 Poplar Avenue, Third Floor, Memphis, Tennessee 38119. Its mailing address is P.O. Box 387, Memphis, Tennessee 38147.

         DIVIDENDS. Subject to the preferential dividend rights applicable to outstanding shares of the UPC Preferred Stock and subject to applicable requirements, if any, with respect to the setting aside of sums for purchase, retirement or sinking funds, if any, for all outstanding UPC Preferred Stock, the holders of the UPC Common Stock are entitled to receive, to the extent permitted by law, only such dividends as may be declared from time to time by the UPC Board of Directors.

         UPC has the right to, and may from time to time, enter into borrowing arrangements or issue other debt instruments, the provisions of which may contain restrictions on payment of dividends and other distributions on UPC Common Stock and UPC Preferred Stock; however, UPC has no such arrangements in effect at the date hereof.

         LIQUIDATION RIGHTS. In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of UPC, after distribution in full of the preferential amounts required to be distributed to the holders of UPC Preferred Stock, holders of UPC Common Stock will be entitled to receive all of the remaining assets of UPC, of whatever kind, available for distribution to stockholders ratably in proportion to the number of shares of UPC Common Stock held. The UPC Board of Directors may distribute in kind to the holders of UPC Common Stock such remaining assets of UPC or may sell, transfer or otherwise dispose of all or any part of such remaining assets to any other person or entity and receive payment therefor in cash, stock or obligations of such other person or entity, and may sell all or any part of the consideration so received and distribute any balance thereof in kind to holders of UPC Common Stock. Neither the merger or consolidation of UPC into or with any other corporation, nor the merger of any other corporation into UPC, nor any purchase or redemption of shares of stock of UPC of any class, shall be deemed to be a dissolution, liquidation or winding-up of UPC for purposes of this paragraph.

         Because UPC is a holding company, its right and the rights of its creditors and stockholders, including the holders of UPC Preferred Stock and UPC Common Stock, to participate in the distribution of assets of a subsidiary on its liquidation or recapitalization may be subject to prior claims of such subsidiary's creditors except to the extent that UPC itself may be a creditor having recognized claims against such subsidiary.

UPC PREFERRED STOCK

         SERIES A PREFERRED STOCK. UPC's Charter provides for the issuance of up to 750,000 shares (subject to adjustment by action of the UPC Board of Directors) of Series A Preferred Stock under certain circumstances involving a potential change in control of UPC. None of such shares are outstanding and management is aware of no facts suggesting that issuance of such shares may be imminent. The Series A Preferred Stock is described in more detail in UPC's Registration Statement on Form 8-A, dated January 19, 1989, and filed February 1, 1989 (SEC File No. 0-6919) which is incorporated by reference herein.

         SERIES E PREFERRED STOCK. 2,412,578 shares of Series E Preferred Stock were outstanding as of July 31, 1997. All shares of Series E Preferred Stock have a stated value of $25.00 per share. Dividends are payable at the rate of $0.50 per share per quarter and are cumulative. The Series E Preferred Stock is convertible at the rate of 1.25 shares of UPC Common Stock for each share of Series E Preferred Stock. The Series E Preferred Stock is not subject to any sinking fund provisions and has no preemptive rights. Such shares have a liquidation preference of

$25.00 per share plus unpaid dividends accrued thereon and, at UPC's option and with the prior approval of the Federal Reserve, are subject to redemption by UPC at any time at a redemption price of $25.00 per share plus any unpaid dividends. Holders of Series E Preferred Stock have no voting rights except as required by law and in certain other limited circumstances. See "CERTAIN REGULATORY CONSIDERATIONS -- Payment of Dividends."

         For a further description of UPC Common Stock, See "EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS."


                                  OTHER MATTERS

         As of the date of this Proxy Statement, the Board of Directors of SFC knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement. However, if any other matters shall properly come before the Special Meeting or any adjournment or postponement thereof and be voted upon, the enclosed proxy shall be deemed to confer discretionary authority to the individuals named as proxies therein to vote the shares represented by such proxy as to any such matters.


                              STOCKHOLDER PROPOSALS


         UPC expects to hold its next annual meeting of stockholders after the Merger on April 16, 1998. Under SEC rules, proposals of UPC stockholders intended to be presented at that meeting must be received by UPC at its principal executive offices no later than the date specified in UPC's 1998 annual meeting proxy statement. It is not currently anticipated that SFC will hold its 1997 annual meeting unless the Merger should not be consummated. In the event the Merger is not consummated, proposals of SFC stockholders intended to be presented at that meeting must be received by SFC at its principal executive offices no later than November 22, 1997.



                                     EXPERTS

         The consolidated financial statements of Union Planters Corporation and subsidiaries incorporated in this Proxy Statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1996, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of SFC and its subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been incorporated by reference herein in reliance upon the report of Baird Kurtz & Dobson, independent certified public accountants, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.


                                    OPINIONS

         The legality of the shares of UPC Common Stock to be issued in the Merger will be passed upon by E. James House, Jr., Secretary and Manager of the Legal Department of UPC. E. James House, Jr. is an officer of, and receives compensation from, UPC.

         Certain tax consequences of the transaction have been passed upon by Alston & Bird LLP, Atlanta, Georgia.

                                                                      APPENDIX A





                      AGREEMENT AND PLAN OF REORGANIZATION

                                 BY AND BETWEEN

                             SHO-ME FINANCIAL CORP.

                                      AND

                           UNION PLANTERS CORPORATION


                           DATED AS OF JUNE 23, 1997

                               TABLE OF CONTENTS


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
Parties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6

Preamble  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6

ARTICLE 1 - TRANSACTIONS AND TERMS OF MERGER  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6
   1.1      Merger  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-6
   1.2      Time and Place of Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7
   1.3      Effective Time  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7
   1.4      Execution of Stock Option Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7
   1.5      Restructure of Transaction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-7

ARTICLE 2 - TERMS OF MERGER . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
   2.1      Charter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
   2.2      By-laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8

ARTICLE 3 - MANNER OF CONVERTING SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
   3.1      Conversion of Shares  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
   3.2      Anti-Dilution Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-8
   3.3      Shares Held by SFC or UPC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
   3.4      Fractional Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9
   3.5      Conversion of Stock Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-9

ARTICLE 4 - EXCHANGE OF SHARES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
   4.1      Exchange Procedures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-10
   4.2      Rights of Former SFC Shareholders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-11

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF SFC . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-11
   5.1      Organization, Standing, and Power . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-11
   5.2      Authority; No Breach By Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-11
   5.3      Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-12
   5.4      SFC Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-13
   5.5      SEC Filings; Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
   5.6      Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
   5.7      Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-14
   5.8      Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-15
   5.9      Allowance for Possible Loan Losses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-16
   5.10     Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-16
   5.11     Intellectual Property . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-16
   5.12     Environmental Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-17
   5.13     Compliance With Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18
   5.14     Labor Relations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18
   5.15     Employee Benefit Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  A-18

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
   5.16     Material Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-20
   5.17     Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-21
   5.18     Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-21
   5.19     Statements True and Correct . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-21
   5.20     Tax and Regulatory Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-22
   5.21     State Takeover Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-22
   5.22     Charter Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-22

ARTICLE 6 - REPRESENTATIONS AND WARRANTIES OF UPC . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-22
   6.1      Organization, Standing, and Power . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-22
   6.2      Authority; No Breach By Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-23
   6.3      Capital Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-23
   6.4      UPC Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-24
   6.5      SEC Filings; Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-24
   6.6      Absence of Undisclosed Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-25
   6.7      Absence of Certain Changes or Events  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-25
   6.8      Tax Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-25
   6.9      Environmental Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-26
   6.10     Compliance With Laws  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-26
   6.11     Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-27
   6.12     Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-27
   6.13     Statements True and Correct . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-27
   6.14     Tax and Regulatory Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-28

ARTICLE 7 - CONDUCT OF BUSINESS PENDING CONSUMMATION  . . . . . . . . . . . . . . . . . . . . . . . . . .   A-28
   7.1      Affirmative Covenants of SFC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-28
   7.2      Negative Covenants of SFC . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-28
   7.3      Covenants of UPC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-31
   7.4      Adverse Changes in Condition  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-31
   7.5      Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-31

ARTICLE 8 - ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-32
   8.1      Registration Statement; Proxy Statement; Shareholder Approval . . . . . . . . . . . . . . . .   A-32
   8.2      Exchange Listing  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-32
   8.3      Applications  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-32
   8.4      Filings with State Offices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-32
   8.5      Agreement as to Efforts to Consummate . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-33
   8.6      Investigation and Confidentiality . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-33
   8.7      Press Releases  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-33
   8.8      Certain Actions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-33
   8.9      Tax Treatment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-34
   8.10     State Takeover Laws . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-34
   8.11     Charter Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-34
   8.12     Agreements of Affiliates  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-34
   8.13     Employee Benefits and Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-35
   8.14     Indemnification . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-35

                                                                                                            PAGE
                                                                                                            ----
   8.15     UPC Merger Subsidiary Organization  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-36

ARTICLE 9 - CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE . . . . . . . . . . . . . . . . . . . . . .   A-36
   9.1      Conditions to Obligations of Each Party . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-36
   9.2      Conditions to Obligations of UPC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-38
   9.3      Conditions to Obligations of SFC  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-38

ARTICLE 10 - TERMINATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-39
   10.1     Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-39
   10.2     Effect of Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-43
   10.3     Non-Survival of Representations and Covenants . . . . . . . . . . . . . . . . . . . . . . . .   A-43

ARTICLE 11 - MISCELLANEOUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-43
   11.1     Definitions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-43
   11.2     Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-51
   11.3     Brokers and Finders . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-52
   11.4     Entire Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-52
   11.5     Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-52
   11.6     Waivers . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-52
   11.7     Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-53
   11.8     Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-53
   11.9     Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-54
   11.10    Counterparts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-54
   11.11    Captions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-54
   11.12    Interpretations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-54
   11.13    Enforcement of Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-54
   11.14    Severability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-55

 Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   A-56

                                LIST OF EXHIBITS


EXHIBIT NUMBER     DESCRIPTION
--------------     -----------
   1.              Plan of Merger.  (Sections 1.1, 11.1).

   2.              Form of Stock Option Agreement.  (Sections 1.4, 11.1).

   3.              Form of agreement of affiliates of SFC.  (Sections 8.12, 9.2(d)).

   4.              Form of Supplemental Letter.  (Sections 8.13, 11.1).

                      AGREEMENT AND PLAN OF REORGANIZATION


              THIS AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of June 23, 1997, by and between SHO-ME FINANCIAL CORP. ("SFC"), a Delaware corporation having its principal office located in Mt. Vernon, Missouri; and UNION PLANTERS CORPORATION ("UPC"), a Tennessee corporation having its principal office located in Memphis, Tennessee.


                                    PREAMBLE

              The Boards of Directors of SFC and UPC are of the opinion that the transactions described herein are in the best interests of the parties and their respective shareholders. This Agreement provides for the acquisition of SFC by UPC pursuant to the merger of a wholly-owned, first-tier subsidiary of UPC to be organized under the Laws of the State of Delaware ("UPC Merger Subsidiary") with and into SFC. At the effective time of such merger, the outstanding shares of the common stock of SFC shall be converted into the right to receive shares of the common stock of UPC (except as provided in Sections
3.3 and 3.4 of this Agreement). As a result, shareholders of SFC shall become shareholders of UPC and SFC shall continue to conduct its business and operations as a wholly-owned subsidiary of UPC. The transactions described in this Agreement are subject to the approvals of the shareholders of UPC and SFC, the Board of Governors of the Federal Reserve System, and other applicable federal and state regulatory authorities, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger for federal income tax purposes shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

              Immediately after the execution and delivery of this Agreement, as a condition and inducement to UPC's willingness to enter into this Agreement, SFC and UPC are entering into a stock option agreement pursuant to which SFC is granting to UPC an option to purchase shares of SFC Common Stock.

              Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

              NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the parties agree as follows:


                                   ARTICLE 1
                        TRANSACTIONS AND TERMS OF MERGER

              1.1    MERGER.   Subject to the terms and conditions of this
Agreement, at the Effective Time, UPC Merger Subsidiary shall be merged with and into SFC in accordance with the provisions of Section 251 of the DGCL and with the effect provided in
Section 259 of the DGCL (the "Merger"). SFC shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of SFC and UPC and the Plan of Merger, in substantially the form of
Exhibit 1, which has been approved and adopted by the Board of Directors of SFC and will be approved and adopted by the Board of Directors of UPC Merger Subsidiary and UPC (in its capacity as sole shareholder of UPC Merger Subsidiary) upon the organization of UPC Merger Subsidiary.

              1.2 TIME AND PLACE OF CLOSING. The Closing will take place at 9:00 A.M. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:00 A.M.), or at such other time as the Parties, acting through their chief executive officers or chief financial officers, may mutually agree. The Closing shall be held at such place as may be mutually agreed upon by the Parties.

              1.3    EFFECTIVE TIME.   The Merger and other transactions
contemplated by this Agreement shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware (the "Effective Time"). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers or chief financial officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on such date as may be designated by UPC within 30 days following the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of SFC approve this Agreement and the Plan of Merger as required by applicable Law, and (iii) the date on which all other conditions precedent to each Party's obligations hereunder shall have been satisfied or waived (to the extent waivable by such Party).

              1.4    EXECUTION OF STOCK OPTION AGREEMENT.   Simultaneously with
the execution of this Agreement by the Parties and as a condition hereto, SFC is executing and delivering to UPC a stock option agreement (the "Stock Option Agreement"), in substantially the form of Exhibit 2, pursuant to which SFC is granting to UPC an option to purchase shares of SFC Common Stock.

              1.5 RESTRUCTURE OF TRANSACTION. UPC shall, in its reasonable discretion, have the unilateral right to revise the structure of the Merger contemplated by this Agreement in order to achieve tax benefits or for any other reason which UPC may deem advisable; provided, however, that UPC shall not have the right, without the approval of the Board of Directors of SFC, to make any revision to the structure of the Merger which: (i) changes the amount of the consideration which the holders of shares of SFC Common Stock are entitled to receive (determined in the manner provided in Section 3.1 of this Agreement); (ii) changes the intended tax-free effects of the Merger to UPC or the holders of shares of SFC Common Stock; (iii) would permit UPC to pay the consideration other than by delivery of UPC Common Stock registered with the SEC (in the manner described in Section 4.1 of this Agreement); (iv) would be materially adverse to the interests of SFC or holders of shares of SFC Common Stock; (v) would unreasonably impede or delay consummation of the Merger; or (vi) would affect any of the provisions in Sections 8.13 or 8.14 of this Agreement. UPC may exercise this right of revision by giving written notice to SFC in the manner provided in Section 11.8 of this Agreement which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger.


                                   ARTICLE 2
                                TERMS OF MERGER

              2.1    CHARTER.   The Charter of SFC in effect immediately prior
to the Effective Time shall be the Charter of the Surviving Corporation until otherwise amended or repealed.

              2.2    BY-LAWS.   The By-laws of SFC in effect immediately prior
to the Effective Time shall be the By-laws of the Surviving Corporation until otherwise amended or repealed.


                                   ARTICLE 3
                         MANNER OF CONVERTING SHARES

              3.1    CONVERSION OF SHARES.  Subject to the provisions of this
Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, UPC Merger Subsidiary, SFC, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

              (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

              (b) Each share of UPC Merger Subsidiary Common Stock issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for one share of SFC Common Stock.

              (c) Each share of SFC Common Stock (excluding shares held by any SFC Company or any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive .7694 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(g) of this Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of SFC Common Stock shall be accompanied by a UPC Right.

              3.2 ANTI-DILUTION PROVISIONS. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                 3.3      SHARES HELD BY SFC OR UPC.   Each of the shares of
SFC Common Stock held by any SFC Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                 3.4      FRACTIONAL SHARES.   Notwithstanding any other
provision of this Agreement, each holder of shares of SFC Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

                 3.5      CONVERSION OF STOCK OPTIONS.

                          (a)     At the Effective Time, each option to
purchase or other right with respect to shares of SFC Common Stock pursuant to stock options, stock appreciation rights or other rights, including stock awards ("SFC Options") granted by SFC under the SFC Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume each SFC Option, in accordance with the terms of the SFC Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for SFC and the Committee of SFC's Board of Directors (including, if applicable, the entire Board of Directors of SFC) or other independent committee administering such SFC Stock Plan, (ii) each SFC Option assumed by UPC may be exercised solely for shares of UPC Common Stock,
(iii) the number of shares of UPC Common Stock subject to such SFC Option shall be equal to the number of shares of SFC Common Stock subject to such SFC Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iv) the per share exercise price under each such SFC Option shall be adjusted by dividing the per share exercise price under each such SFC Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the clauses (iii) and (iv) of the first sentence of this Section 3.5, each SFC Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and SFC agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

                          (b)     As soon as practicable after the Effective
Time, UPC shall deliver to the participants in each SFC Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such SFC Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and UPC shall comply with the terms of each SFC Stock Plan to ensure, to the extent required by, and subject to the provisions of, such SFC Stock Plan, that SFC Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Within 45 days after the Effective Time, UPC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.


                                   ARTICLE 4
                               EXCHANGE OF SHARES

                 4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, UPC and SFC shall cause the exchange agent selected by UPC (the "Exchange Agent") to mail to the former shareholders of SFC appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of SFC Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). The Exchange Agent may establish reasonable and customary rules and procedures in connection with its duties. After the Effective Time, each holder of shares of SFC Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.4 of this Agreement, each holder of shares of SFC Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of SFC Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of SFC Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of SFC Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither UPC nor the Exchange Agent shall be liable to a holder of SFC Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law. Adoption of this Agreement by the shareholders of SFC shall constitute ratification of the appointment of the Exchange Agent.

                 4.2 RIGHTS OF FORMER SFC SHAREHOLDERS. At the Effective Time, the stock transfer books of SFC shall be closed as to holders of SFC Common Stock immediately prior to the Effective Time and no transfer of SFC Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of SFC Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Agreement in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by SFC in respect of such shares of SFC Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time.
Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of UPC Common Stock issuable pursuant to this Agreement, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of SFC Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such SFC Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                   ARTICLE 5
                     REPRESENTATIONS AND WARRANTIES OF SFC

                 SFC hereby represents and warrants to UPC as follows:

                 5.1 ORGANIZATION, STANDING, AND POWER. SFC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. SFC is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC.

                 5.2      AUTHORITY; NO BREACH BY AGREEMENT.

                          (a)     SFC has the corporate power and authority
necessary to execute, deliver, and perform its obligations under this Agreement and the Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Plan of Merger, as appropriate, and the consummation of the transactions contemplated herein and therein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of SFC, subject to the approval of this Agreement and the Plan of Merger by the holders of a majority of the outstanding shares of SFC Common Stock, which is the only shareholder vote required for approval of this Agreement and the Plan of Merger and consummation of the Merger by SFC.
Subject to such requisite shareholder approval, this Agreement and the Plan of Merger (which for purposes of this sentence shall not include the Stock Option Agreement) represent legal, valid, and binding obligations of SFC, enforceable against SFC in accordance with their respective terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                          (b)     Except as set forth in Section 5.2 of the SFC
Disclosure Memorandum, neither the execution and delivery of this Agreement or the Plan of Merger, as appropriate, by SFC, nor the consummation by SFC of the transactions contemplated hereby or thereby, nor compliance by SFC with any of the provisions hereof or thereof, will (i) conflict with or result in a breach of any provision of SFC's Charter or By-laws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any SFC Company under, any Contract or Permit of any SFC Company, other than Defaults that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC, or (iii) subject to receipt of the requisite Consents referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any SFC Company or any of their respective material Assets.

                          (c)     Other than in connection or compliance with
the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by SFC of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

                 5.3      CAPITAL STOCK.

                          (a)     The authorized capital stock of SFC consists
of (i) 6,000,000 shares of SFC Common Stock, of which 1,498,636 shares are issued and outstanding (inclusive of restricted shares) as of the date of this Agreement (exclusive of treasury shares) and not more than 1,648,882 shares will be issued and outstanding at the Effective Time, and (ii) 1,000,000 shares of preferred stock, $0.01 par value, of which no shares are, or will be, issued and outstanding as of the date of this Agreement or at the Effective Time, respectively. All of the issued and outstanding shares of capital stock of SFC are duly and validly issued and outstanding





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and are fully paid and nonassessable under the DGCL.  None of the outstanding shares of capital stock of SFC has been issued in violation of any preemptive rights of the current or past shareholders of SFC. SFC has reserved 286,982 shares of SFC Common Stock for issuance under the SFC Stock Plans, pursuant to which options to purchase not more than 150,246 shares of SFC Common Stock are outstanding and 37,345 restricted shares of SFC Common Stock are outstanding.

                          (b)     Except as set forth in Section 5.3(a) of this
Agreement, or as provided in the Stock Option Agreement there are no shares of capital stock or other equity securities of SFC out standing and no outstanding Rights relating to the capital stock of SFC.

                 5.4 SFC SUBSIDIARIES. SFC has disclosed in Section 5.4 of the SFC Disclosure Memorandum all of the SFC Subsidiaries that are corporations (identifying its jurisdiction of incorporation, each jurisdiction in which character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the number of shares owned and percentage ownership interest represented by such share ownership) and all of the SFC Subsidiaries that are general or limited partnerships or other non-corporate entities (identifying the Law under which such entity is organized, each jurisdiction in which character of its Assets or the nature or conduct of its business requires it to be qualified and/or licensed to transact business, and the amount and nature of the ownership interest therein of all SFC Companies). SFC or one of its wholly-owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each SFC Subsidiary. No capital stock (or other equity interest) of any SFC Subsidiary are or may become required to be issued (other than to another SFC Company) by reason of any Rights, and there are no Contracts by which any SFC Subsidiary is bound to issue (other than to another SFC Company) additional shares of its capital stock (or other equity interests) or Rights or by which any SFC Company is or may be bound to transfer any shares of the capital stock (or other equity interests) of any SFC Subsidiary (other than to another SFC Company). There are no Contracts relating to the rights of any SFC Company to vote or to dispose of any shares of the capital stock (or other equity interests) of any SFC Subsidiary. All of the shares of capital stock (or other equity interests) of each SFC Subsidiary held by a SFC Company are fully paid and nonassessable under the applicable corporation or similar Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the SFC Company free and clear of any Lien. Each SFC Subsidiary is either a bank, a savings association, partnership, limited liability corporation, or a corporation, and each such Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each SFC Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC. The only SFC Subsidiary that is a depository institution is 1st Savings Bank. 1st Savings Bank is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Savings





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



Association Insurance Fund. The minute book and other organizational documents for each SFC Subsidiary have been made available to UPC for its review, and are true and complete as in effect as of the date of this Agreement and accurately reflect all amendments thereto and all proceedings of the Board of Directors and shareholders thereof.

                 5.5      SEC FILINGS; FINANCIAL STATEMENTS.

                          (a)     SFC has filed and made available to UPC all
SEC Documents required to be filed by SFC since June 30, 1994 (the "SFC SEC Reports"). The SFC SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SFC SEC Reports or necessary in order to make the statements in such SFC SEC Reports, in light of the circumstances under which they were made, not misleading. None of SFC's Subsidiaries is required to file any SEC Documents.

                          (b)     Each of the SFC Financial Statements
(including, in each case, any related notes) contained in the SFC SEC Reports, including any SFC SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-QSB of the SEC), and fairly presented in all material respects the consolidated financial position of SFC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

                 5.6      ABSENCE OF UNDISCLOSED LIABILITIES.   No SFC Company
has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of SFC as of March 31, 1997, included in the SFC Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No SFC Company has incurred or paid any Liability since March 31, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC or
(ii) in connection with the transactions contemplated by this Agreement.

                 5.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since March 31, 1997, except as disclosed in the SFC Financial Statements made available prior to the date of this Agreement or contemplated by pending federal legislation applicable to financial institutions generally, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC, and
(ii) the SFC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which





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



action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of SFC contained in this Agreement.

                 5.8      TAX MATTERS.

                          (a)     All Tax Returns required to be filed by or on
behalf of any of the SFC Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and, to the Knowledge of SFC, all Tax Returns filed are complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the SFC Financial Statements made available prior to the date of this Agreement and except for certain routine state tax matters which, in the aggregate, do not exceed $5,000. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the SFC Companies.

                          (b)     None of the SFC Companies has executed an
extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

                          (c)     Adequate provision for any Taxes due or to
become due for any of the SFC Companies for the period or periods through and including the date of the respective SFC Financial Statements has been made and is reflected on such SFC Financial Statements.

                          (d)     Deferred Taxes of the SFC Companies have been
provided for in accordance with GAAP.

                          (e)     To the Knowledge of SFC, each of the SFC
Companies is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code.

                          (f)     Except as set forth in Section 5.8 of the SFC
Disclosure Memorandum, none of the SFC Companies has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments that would be disallowed as a deduction under
Section 280G or 162(m) of the Internal Revenue Code.

                          (g)     There has not been an ownership change, as
defined in Internal Revenue Code Section 382(g), of the SFC Companies that occurred during or after any Taxable Period in which the Companies incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1996.





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




                          (h)     Except as set forth in Section 5.8 of the SFC
Disclosure Memorandum, none of the SFC Companies is a party to any tax allocation or sharing agreement and none of the SFC Companies has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was SFC) has any Liability for taxes of any Person (other than SFC and its Subsidiaries) under Treasury Regulation
Section 1.1502-6 (or any similar provision of state, local, or foreign law) as a transferee or successor or by Contract or otherwise.

                 5.9 ALLOWANCE FOR POSSIBLE LOAN LOSSES. The allowance for possible loan or credit losses (the "Allowance") shown on the consolidated balance sheets of SFC included in the most recent SFC Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of SFC included in the SFC Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, in the reasonable opinion of management of SFC adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for all known and reasonably anticipated losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the SFC Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the SFC Companies as of the dates thereof.

                 5.10 ASSETS. Except as set forth in Section 5.10 of the SFC Disclosure Memorandum or as disclosed or reserved against in the SFC Financial Statements made available prior to the date of this Agreement, the SFC Companies have good and marketable title, free and clear of all material Liens, to all of their respective Assets. All tangible properties used in the businesses of the SFC Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with SFC's past practices. All Assets which are material to SFC's business on a consolidated basis, held under leases or subleases by any of the SFC Companies, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. To the Knowledge of SFC, the SFC Companies currently maintain insurance similar in amounts, scope, and coverage to that maintained by other peer banking organizations. None of the SFC Companies has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. There are presently no claims pending under any such policies of insurance and no notices have been given by any SFC Company under such policies, except for routine claims, none of which is material.

                 5.11     INTELLECTUAL PROPERTY.   All of the Intellectual
Property rights of the SFC Companies are in full force and effect and constitute legal, valid, and binding obligations of the respective parties thereto, and there have not been, and, to the Knowledge of SFC, there currently are not, any Defaults thereunder by SFC. A SFC Company owns or is the valid licensee of all





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



such Intellectual Property rights free and clear of all Liens or claims of infringement. None of the SFC Companies or, to the Knowledge of SFC, their respective predecessors has misused the Intellectual Property rights of others and, to the Knowledge of SFC, none of the Intellectual Property rights as used in the business conducted by any such SFC Company infringes upon or otherwise violates the rights of any Person, nor has any Person asserted a claim of such infringement. To the Knowledge of SFC, no SFC Company is obligated to pay any royalties to any Person with respect to any such Intellectual Property. To the Knowledge of SFC, each SFC Company owns or has the valid right to use all of the Intellectual Property rights which it is presently using, or in connection with performance of any material Contract to which it is a party. No officer, director, or employee of any SFC Company is party to any Contract which requires such officer, director or employee to assign any interest in any Intellectual Property or keep confidential any trade secrets, proprietary data, customer information, or other business information, which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any SFC Company.

                 5.12     ENVIRONMENTAL MATTERS.

                          (a)     To the Knowledge of SFC, each SFC Company,
its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC.

                          (b)     To the Knowledge of SFC, there is no
Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any SFC Company or any of its Operating Properties or Participation Facilities (or SFC in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any SFC Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC, nor is there any reasonable basis for any Litigation of a type described in this sentence.

                          (c)     During the period of (i) any SFC Company's
ownership or operation of any of their respective current properties, (ii) any SFC Company's participation in the management of any Participation Facility, or
(iii) any SFC Company's holding of a security interest in a Operating Property, to the Knowledge of SFC, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC. Prior to the period of (i) any SFC Company's ownership or operation of any of their respective current properties, (ii) any SFC Company's participation in the management of any Participation Facility, or (iii) any SFC Company's holding of a security interest in a Operating Property, to the Knowledge of SFC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating

Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC.

                 5.13 COMPLIANCE WITH LAWS. SFC is duly registered as a savings and loan holding company under the HOLA. Each SFC Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. None of the SFC Companies:

                          (a) to the Knowledge of SFC, is in violation of any material Laws, Orders, or Permits applicable to its business or employees conducting its business; and

                          (b)     has received any notification or
      communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any SFC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any SFC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment, or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

                 5.14 LABOR RELATIONS. No SFC Company is the subject of any Litigation asserting that it or any other SFC Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel it or any other SFC Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any SFC Company, pending or threatened, or to the Knowledge of SFC, is there any activity involving any SFC Company's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

                 5.15     EMPLOYEE BENEFIT PLANS.

                          (a)     SFC has disclosed in Section 5.15 of the SFC
Disclosure Memorandum, and has delivered or made available to UPC prior to the execution of this Agreement copies in each case of, all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, all other written employee programs, arrangements, or agreements, all medical, vision, dental, or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including "employee benefit plans" as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any SFC Company or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the "SFC Benefit Plans"). Any of the SFC Benefit Plans which is an





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



"employee pension benefit plan," as that term is defined in Section 3(2) of ERISA, is referred to herein as a "SFC ERISA Plan." Each SFC ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal Revenue Code) is referred to herein as a "SFC Pension Plan." Except for the Financial Institutions Retirement Fund plan, no SFC Pension Plan is or has been a multiemployer plan within the meaning of Section 3(37) of ERISA.

                          (b)     All SFC Benefit Plans are in compliance with
the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC. Each SFC ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service, and SFC is not aware of any circumstances likely to result in revocation of any such favorable determination letter. No SFC Company has engaged in a transaction with respect to any SFC Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any SFC Company to a Tax imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

                          (c)     No SFC Pension Plan has any "unfunded current
liability," as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan equals or exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any SFC Pension Plan, (ii) no change in the actuarial assumptions with respect to any SFC Pension Plan, and (iii) no increase in benefits under any SFC Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC or materially adversely affect the funding status of any such plan. Neither any SFC Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any SFC Company, or the single-employer plan of any entity which is considered one employer with SFC under Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or
Section 302 of ERISA. No SFC Company has provided, or is required to provide, security to a SFC Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.

                          (d)     Within the six-year period preceding the
Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any SFC Company with respect to any ongoing, frozen, or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No SFC Company has incurred any withdrawal Liability with respect to a multiemployer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate). No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any SFC Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

                          (e)     No SFC Company has any Liability for retiree
health and life benefits under any of the SFC Benefit Plans and there are no restrictions on the rights of such SFC Company to amend or terminate any such retiree health or benefit Plan without incurring Liability thereunder.

                          (f)     Except as disclosed in Section 5.15 of the
SFC Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, or otherwise) becoming due to any director or any employee of any SFC Company from any SFC Company under any SFC Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any SFC Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

                          (g)     The actuarial present values of all accrued
deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any SFC Company and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or Section 302 of ERISA, have been fully reflected on the SFC Financial Statements to the extent required by and in accordance with GAAP.

                 5.16     MATERIAL CONTRACTS.   Except as disclosed in the SFC
SEC Reports or as disclosed in Section 5.16 of the SFC Disclosure Memorandum, none of the SFC Companies, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by any SFC Company or the guarantee by any SFC Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (iii) any Contracts which prohibit or restrict any SFC Company from engaging in any business activities in any geographic area, line of business, or otherwise in competition with any other Person, (iv) any Contracts between or among SFC Companies, (v) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract (not disclosed in the SFC Financial Statements delivered prior to the date of this Agreement) which is a financial derivative Contract (including various combinations thereof), and (vi) any other Contract or amendment thereto that would be required to be filed as an exhibit to a SFC SEC Report filed by SFC with the SEC prior to the date of this Agreement that has not been filed as an exhibit to a SFC SEC Report (together with all Contracts referred to in Sections 5.10 and 5.15(a) of this Agreement, the "SFC Contracts"). With respect to each SFC Contract: (i) the Contract is in full force and effect; (ii) no SFC Company is in Default thereunder; (iii) no SFC Company has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of SFC, in Default in any respect or has repudiated or waived any material provision thereunder. Except as set forth in Section 5.16 of the SFC Disclosure Memorandum, all of the indebtedness of any SFC Company for money borrowed is prepayable at any time by such SFC Company without penalty or premium.

                 5.17 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of SFC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any SFC Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any SFC Company. Section 5.17 of the SFC Disclosure Memorandum includes a summary report of all material Litigation as of the date of this Agreement to which any SFC Company is a party and which names a SFC Company as a defendant or cross-defendant.

                 5.18     REPORTS.   Since January 1, 1994, or the date of
organization if later, each SFC Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on SFC). As of their respective dates, or as subsequently amended for minor corrections, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                 5.19 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument, or other writing furnished or to be furnished by any SFC Company or any Affiliate thereof to UPC pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any SFC Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any SFC Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to SFC's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by a SFC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of SFC, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading,





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or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any SFC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

                 5.20 TAX AND REGULATORY MATTERS. No SFC Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to SFC that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such section.

                 5.21 STATE TAKEOVER LAWS. Each SFC Company has taken all necessary action to exempt the transactions contemplated by this Agreement and the Plan of Merger from, or if necessary challenge the validity or applicability of, any applicable "moratorium," "fair price," "business combination," "control share," or other anti-takeover Laws (collectively, "Takeover Laws"), including Section 203 of the DGCL.

                 5.22     CHARTER PROVISIONS.  Except as set forth in Section
5.22 of the SFC Disclosure Memorandum, each SFC Company has taken all action so that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated by this Agreement and the Plan of Merger do not and will not result in the grant of any rights to any Person under the Charter, By-laws or other governing instruments of any SFC Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any SFC Company that may be directly or indirectly acquired or controlled by it.

                                   ARTICLE 6
                     REPRESENTATIONS AND WARRANTIES OF UPC

                 Except as disclosed in the UPC Disclosure Memorandum, UPC hereby represents and warrants to SFC as follows:

                 6.1 ORGANIZATION, STANDING, AND POWER. UPC is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Tennessee, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. UPC is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or





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



licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                 6.2      AUTHORITY; NO BREACH BY AGREEMENT.

                          (a)     UPC has the corporate power and authority
necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of UPC. This Agreement (which for purposes of this sentence shall not include the Stock Option Agreement) represents a legal, valid, and binding obligation of UPC, enforceable against UPC in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

                          (b)     Neither the execution and delivery of this
Agreement by UPC, nor the consummation by UPC of the transactions contemplated hereby, nor compliance by UPC with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of UPC's Restated Charter of Incorporation or By-laws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any UPC Company under, any Contract or Permit of any UPC Company, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any UPC Company or any of their respective material Assets.

                          (c)     Other than in connection or compliance with
the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NYSE, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, or under the HSR Act, and other than Consents, filings, or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by UPC or UPC Merger Subsidiary of the Merger and the other transactions contemplated in this Agreement and the Plan of Merger.

                 6.3 CAPITAL STOCK. The authorized capital stock of UPC consists of (i) 100,000,000 shares of UPC Common Stock, of which 66,010,936 shares were issued and outstanding as of March 31, 1997 (exclusive of treasury shares), and (ii) 10,000,000 shares of UPC Preferred Stock, of which no shares of UPC Series A Preferred Stock, and 2,877,474 shares of UPC Series E Preferred Stock, are issued and outstanding. All of the issued and outstanding shares of UPC Capital Stock are, and all of the shares of UPC Common Stock to be issued in exchange for shares of SFC Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and





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



fully paid and nonassessable under the Tennessee Business Corporation Act.
None of the outstanding shares of UPC Capital Stock has been, and none of the shares of UPC Common Stock to be issued in exchange for shares of SFC Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of UPC. UPC has reserved for issuance a sufficient number of shares of UPC Common Stock for the purpose of issuing shares of UPC Common Stock in accordance with the provisions of Sections 3.1 and 3.5 of this Agreement.

                 6.4 UPC SUBSIDIARIES. UPC or one of its Subsidiaries owns all of the issued and outstanding shares of capital stock of each UPC Subsidiary. No equity securities of any UPC Subsidiary are or may become required to be issued (other than to another UPC Company) by reason of any Rights, and there are no Contracts by which any UPC Subsidiary is bound to issue (other than to another UPC Company) additional shares of its capital stock or Rights or by which any UPC Company is or may be bound to transfer any shares of the capital stock of any UPC Subsidiary (other than to another UPC Company). There are no Contracts relating to the rights of any UPC Company to vote or to dispose of any shares of the capital stock of any UPC Subsidiary. All of the shares of capital stock of each UPC Subsidiary held by a UPC Company are fully paid and nonassessable (except pursuant to 12 USC Section 55 in the case of national banks and comparable, applicable state Law, if any, in the case of state depository institutions) under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the UPC Company free and clear of any Lien. Each UPC Subsidiary is either a bank or a corporation, and is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the corporate power and authority necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each UPC Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Each UPC Subsidiary that is a depository institution is an "insured institution" as defined in the Federal Deposit Insurance Act and applicable regulations thereunder, and the deposits in which are insured by the Bank Insurance Fund or Savings Association Insurance Fund.

                 6.5      SEC FILINGS; FINANCIAL STATEMENTS.

                          (a)     UPC has filed and made available to SFC all
SEC Documents required to be filed by UPC since December 31, 1993 (the "UPC SEC Reports"). The UPC SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such UPC SEC Reports or necessary in order to make the statements in such UPC SEC Reports, in light of the circumstances under which they were made, not misleading. Except for UPC Subsidiaries that are





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



registered as a broker, dealer, or investment advisor, none of UPC's Subsidiaries is required to file any SEC Documents.

                          (b)     Each of the UPC Financial Statements
(including, in each case, any related notes) contained in the UPC SEC Reports, including any UPC SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of UPC and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

                 6.6 ABSENCE OF UNDISCLOSED LIABILITIES. No UPC Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, except Liabilities which are accrued or reserved against in the consolidated balance sheets of UPC as of March 31, 1997, included in the UPC Financial Statements made available prior to the date of this Agreement or reflected in the notes thereto. No UPC Company has incurred or paid any Liability since March 31, 1997, except for such Liabilities incurred or paid (i) in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC or
(ii) in connection with the transactions contemplated by this Agreement.

                 6.7 ABSENCE OF CERTAIN CHANGES OR EVENTS. Since March 31, 1997, except as disclosed in the UPC Financial Statements made available prior to the date of this Agreement or contemplated by pending federal legislation applicable to financial institutions generally, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, and
(ii) the UPC Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of UPC contained in this Agreement.

                 6.8      TAX MATTERS.

                          (a)     All Tax Returns required to be filed by or on
behalf of any of the UPC Companies have been timely filed or requests for extensions have been timely filed, granted, and have not expired for periods ended on or before December 31, 1996, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, and, to the Knowledge of UPC, all Tax Returns filed are complete and accurate. All Taxes shown on filed Tax Returns have been paid. There is no audit examination, deficiency, or refund Litigation with respect to any Taxes, except as reserved against in the UPC Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and





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



settled examinations or concluded Litigation have been paid. There are no Liens with respect to Taxes upon any of the Assets of the UPC Companies.

                          (b)     Adequate provision for any Taxes due or to
become due for any of the UPC Companies for the period or periods through and including the date of the respective UPC Financial Statements has been made and is reflected on such UPC Financial Statements.

                          (c)     Deferred Taxes of the UPC Companies have been
provided for in accordance with GAAP.

                 6.9      ENVIRONMENTAL MATTERS.

                          (a)     To the Knowledge of UPC, each UPC Company,
its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                          (b)     To the Knowledge of UPC, there is no
Litigation pending or threatened before any court, governmental agency, or authority or other forum in which any UPC Company or any of its Operating Properties or Participation Facilities (or UPC in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site owned, leased, or operated by any UPC Company or any of its Operating Properties or Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor is there any reasonable basis for any Litigation of a type described in this sentence.

                          (c)     During the period of (i) any UPC Company's
ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or
(iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there have been no releases of Hazardous Material in, on, under, adjacent to, or affecting (or potentially affecting) such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC. Prior to the period of (i) any UPC Company's ownership or operation of any of their respective current properties, (ii) any UPC Company's participation in the management of any Participation Facility, or (iii) any UPC Company's holding of a security interest in a Operating Property, to the Knowledge of UPC, there were no releases of Hazardous Material in, on, under, or affecting any such property, Participation Facility or Operating Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC.

                 6.10 COMPLIANCE WITH LAWS. UPC is duly registered as a bank holding company under the BHC Act and as a savings and loan holding company under the HOLA. Each





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



UPC Company has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted, and there has occurred no Default under any such Permit. No UPC Company:

                          (a) to the Knowledge of UPC, is in violation of any material Laws, Orders, or Permits applicable to its business or employees conducting its business; and

                          (b)     has received any notification or
      communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any UPC Company is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any UPC Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management, or the payment of dividends.

                 6.11 LEGAL PROCEEDINGS. There is no Litigation instituted or pending, or, to the Knowledge of UPC, threatened (or unasserted but considered probable of assertion and which if asserted would have at least a reasonable probability of an unfavorable outcome) against any UPC Company, or against any Asset, employee benefit plan, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC, nor are there any Orders of any Regulatory Authorities, other governmental authorities, or arbitrators outstanding against any UPC Company.

                 6.12 REPORTS. Since January 1, 1994, or the date of organization if later, each UPC Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities (except, in the case of state securities authorities, failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on UPC). As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

                 6.13 STATEMENTS TRUE AND CORRECT. No statement, certificate, instrument or other writing furnished or to be furnished by any UPC Company or any Affiliate thereof to SFC pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Registration Statement to be filed by UPC with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any UPC Company or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to SFC's shareholders in connection with the Shareholders' Meeting, and any other documents to be filed by any UPC Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of SFC, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders' Meeting. All documents that any UPC Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

                 6.14 TAX AND REGULATORY MATTERS. No UPC Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance relating to UPC that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such Section.

                                   ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

                 7.1 AFFIRMATIVE COVENANTS OF SFC. Unless the prior written consent of UPC shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Section 7.1 of the SFC Disclosure Memorandum, SFC shall and shall cause each of its Subsidiaries to
(i) operate its business only in the usual, regular, and ordinary course, (ii) preserve intact its business organization and Assets and maintain its rights and franchises, and (iii) take no action which would (a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

                 7.2 NEGATIVE COVENANTS OF SFC. Except as specifically contemplated by this Agreement or other documents or instruments executed in connection with this Agreement, from





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



the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, SFC covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president, or chief financial officer of UPC, which consent shall not be unreasonably withheld:

                          (a)     amend the Charter, By-laws, or other
      governing instruments of any SFC Company; or

                          (b) incur any additional debt obligation or other obligation for borrowed money (other than indebtedness of a SFC Company to another SFC Company) in excess of an aggregate of $250,000 (for the SFC Companies on a consolidated basis) except in the ordinary course of the business of SFC Subsidiaries consistent with past practices (which shall include, for SFC Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve Bank or Federal Home Loan Bank, and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any Asset of any SFC Company of any Lien or permit any such Lien to exist (other than in connection with deposits, repurchase agreements, bankers acceptances, advances from the Federal Reserve Board or Federal Home Loan Bank, "treasury tax and loan" accounts established in the ordinary course of business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the SFC Disclosure Memorandum); or

                          (c) repurchase, redeem, or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any SFC Company, or declare or pay any dividend or make any other distribution in respect of SFC's capital stock; or

                          (d) except for this Agreement, or pursuant to the exercise of stock options outstanding as of the date hereof or issuance of shares to satisfy stock rights outstanding as of the date hereof, plus dividend and accumulation rights, if any, and pursuant to the terms of the SFC Stock Plans in existence on the date hereof, or pursuant to the Stock Option Agreement, issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of SFC Common Stock or any other capital stock of any SFC Company, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock; or

                          (e) adjust, split, combine or reclassify any capital stock of any SFC Company or issue or authorize the issuance of any other securities in respect of or in substitution for shares of SFC Common Stock, or sell, lease, mortgage or otherwise dispose of or otherwise encumber any shares of capital stock of any SFC Subsidiary (unless any such shares of stock are sold or otherwise transferred to another SFC Company) or any Asset having a book value in excess of $250,000 other than in the ordinary course of business for reasonable and adequate consideration; or

                          (f) except for purchases of U.S. Treasury securities, U.S. Government agency securities, municipal bonds, local tax exempt securities, or other securities which in any case have maturities of five years or less, which purchases are consistent with past practices, or Federal Home Loan Bank Stock, purchase any securities or make any material investment, either by purchase of stock of securities, contributions to capital, Asset transfers, or purchase of any Assets, in any Person other than a wholly-owned SFC Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with
      (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

                          (g) grant any increase in compensation or benefits to the employees or officers of any SFC Company, except in accordance with past practice disclosed in Section 7.2(g) of the SFC Disclosure Memorandum or as required by Law; pay any severance or termination pay or any bonus other than pursuant to written policies or written Contracts in effect on the date of this Agreement and disclosed in Section 7.2(g) of the SFC Disclosure Memorandum; and enter into or amend any severance agreements with officers of any SFC Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any SFC Company except in accordance with past practice disclosed in Section 7.2(g) of the SFC Disclosure Memorandum; or, except as disclosed in Section 7.2(g) of the SFC Disclosure Memorandum, voluntarily accelerate the vesting of any stock options or other stock-based compensation or employee benefits (other than the acceleration of vesting which occurs under a benefit plan upon a change of control of SFC); or

                          (h) enter into or amend any employment Contract between any SFC Company and any Person (unless such amendment is required by Law) that the SFC Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

                          (i) except as disclosed in Section 7.2(i) of the SFC Disclosure Memorandum or in the Supplemental Letter, adopt any new employee benefit plan of any SFC Company or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans of any SFC Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit plans, except as required by Law, the terms of such plans or consistent with past practice; or

                          (j) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP; or

                          (k) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of any SFC Company for money damages in excess of $100,000 or restrictions upon the operations of any SFC Company; or

                          (l) other than in the ordinary course of business consistent with past practice or as otherwise disclosed in Section 7.2(l) of the SFC Disclosure Memorandum, enter into, modify, amend, or terminate any material Contract (excluding any loan Contract) or waive, release, compromise, or assign any material rights or claims.

                 7.3 COVENANTS OF UPC. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, UPC covenants and agrees that it shall (i) continue to conduct its business and the business of its Subsidiaries in a manner designed in its reasonable judgment, to enhance the long-term value of the UPC Common Stock and the business prospects of the UPC Companies, and (ii) take no action which would
(a) materially adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of
Section 9.1(b) of this Agreement or prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

                 7.4 ADVERSE CHANGES IN CONDITION. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                 7.5 REPORTS. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material). As of their respective dates, such reports filed with the SEC will comply in all material respects with the Securities Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements

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contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.


                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

                 8.1 REGISTRATION STATEMENT; PROXY STATEMENT; SHAREHOLDER APPROVAL. UPC shall file the Registration Statement with the SEC, and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and take any action required to be taken under the applicable state Blue Sky or securities Laws in connection with the issuance of the shares of UPC Common Stock upon consummation of the Merger. SFC shall furnish all information concerning it and the holders of its capital stock as UPC may reasonably request in connection with such action. SFC shall call a Shareholders' Meeting, to be held as soon as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval of this Agreement and the Plan of Merger and such other related matters as it deems appropriate. In connection with the Shareholders' Meeting, (i) SFC shall prepare and file with the SEC a Proxy Statement and mail such Proxy Statement to its shareholders, (ii) the Parties shall furnish to each other all information concerning them that they may reasonably request in connection with such Proxy Statement, (iii) the Board of Directors of SFC shall recommend (subject to compliance with their fiduciary duties as advised by counsel) to its shareholders the approval of the matters submitted for approval, and (iv) the Board of Directors and officers of SFC shall (subject to compliance with their fiduciary duties as advised by counsel) use their reasonable efforts to obtain such shareholders' approvals.

                 8.2 EXCHANGE LISTING. UPC shall use its reasonable efforts to list, prior to the Effective Time, on the NYSE, subject to official notice of issuance, the shares of UPC Common Stock to be issued to the holders of SFC Common Stock or SFC Options pursuant to the Merger, and UPC shall give all notices and make all filings with the NYSE required in connection with the transactions contemplated herein.

                 8.3 APPLICATIONS. UPC shall prepare and file, and SFC shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. At least three business days prior to filing, UPC shall provide SFC and its counsel with copies of such applications. The Parties shall deliver to each other copies of all filings, correspondence and orders to and from all Regulatory Authorities in connection with the transactions contemplated hereby as soon as practicable upon their becoming available.

                 8.4 FILINGS WITH STATE OFFICES. Upon the terms and subject to the conditions of this Agreement, UPC Merger Subsidiary and SFC shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware in connection with the Closing.





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



                 8.5 AGREEMENT AS TO EFFORTS TO CONSUMMATE. Subject to the terms and conditions of this Agreement, each Party agrees to use, and to cause its Subsidiaries to use, its reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement or the Stock Option Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

                 8.6      INVESTIGATION AND CONFIDENTIALITY.

                          (a)     Prior to the Effective Time, each Party shall
keep the other Party advised of all material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

                          (b)     Each Party shall, and shall cause its
advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries' businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing confidential information received from the other Party.

                          (c)     SFC shall use its reasonable efforts to
exercise its rights under confidentiality agreements entered into with Persons which were considering an Acquisition Transaction with SFC to preserve the confidentiality of the information relating to SFC provided to such Persons and their Affiliates and Representatives.

                 8.7 PRESS RELEASES. Prior to the Effective Time, SFC and UPC shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, that nothing in this Section
8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

                 8.8 CERTAIN ACTIONS. Except with respect to this Agreement and the Plan of Merger and the transactions contemplated hereby and thereby, after the date of this Agreement,





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



no SFC Company nor any Affiliate thereof nor any Representatives thereof retained by any SFC Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of SFC's Board of Directors as advised by counsel, no SFC Company or any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but SFC may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. SFC shall promptly notify UPC orally and in writing in the event that it receives any inquiry or proposal relating to any such transaction. SFC shall (i) immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any of the foregoing, and (ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

                 8.9 TAX TREATMENT. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

                 8.10 STATE TAKEOVER LAWS. Each SFC Company shall take all necessary steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law.

                 8.11 CHARTER PROVISIONS. Each SFC Company shall take all necessary action to ensure that the entering into of this Agreement and the Plan of Merger and the consummation of the Merger and the other transactions contemplated hereby and thereby do not and will not result in the grant of any rights to any Person under the Charter, By-laws, or other governing instruments of any SFC Company or restrict or impair the ability of UPC or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any SFC Company that may be directly or indirectly acquired or controlled by it.

                 8.12     AGREEMENT OF AFFILIATES.  SFC has disclosed in
Section 8.12 of the SFC Disclosure Memorandum all Persons whom it reasonably believes is an "affiliate" of SFC for purposes of Rule 145 under the 1933 Act. SFC shall use its reasonable efforts to cause each such Person to deliver to UPC not later than 30 days prior to the Effective Time, a written agreement, substantially in the form of Exhibit 3, providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of SFC Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of UPC Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder. UPC shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of UPC Common Stock by such affiliates.





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



                 8.13 EMPLOYEE BENEFITS AND CONTRACTS. Subject to the terms of the Supplemental Letter, following the Effective Time, UPC shall provide to officers and employees of the SFC Companies employee benefits under employee benefit and welfare plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by the UPC Companies to their similarly situated officers and employees. For purposes of participation, vesting, and (except in the case of retirement plans) benefit accrual under such employee benefit plans, the service of the employees of the SFC Companies prior to the Effective Time shall be treated as service with a UPC Company participating in such employee benefit plans.

                 8.14     INDEMNIFICATION.

                          (a)     After the Effective Time, UPC shall
indemnify, defend and hold harmless the present and former directors, officers, employees, and agents of the SFC Companies (each, an "Indemnified Party") (including any person who becomes a director, officer, employee, or agent prior to the Effective Time) against all Liabilities (including reasonable attorneys' fees, and expenses, judgments, fines and amounts paid in settlement) arising out of actions or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement and the Stock Option Agreement) to the full extent permitted under Delaware Law and by SFC's Charter and By-laws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation. Without limiting the foregoing, in any case in which approval by UPC is required to effectuate any indemnification, UPC shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between UPC and the Indemnified Party.

                          (b)     Any Indemnified Party wishing to claim
indemnification under paragraph (a) of this Section 8.14, upon learning of any such Liability or Litigation, shall promptly notify UPC thereof, provided that the failure so to notify shall not affect the obligations of UPC under this
Section 8.14 unless and to the extent such failure materially increases UPC's liability under this Section 8.14. In the event of any such Litigation (whether arising before or after the Effective Time), (i) UPC or the Surviving Corporation shall have the right to assume the defense thereof and UPC shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if UPC or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between UPC or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and UPC or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that UPC shall be obligated pursuant to this paragraph (b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation, and (iii) UPC shall not be liable for any settlement effected without its prior written consent; and provided further that the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                          (c)     The Surviving Corporation shall not be liable
for any settlement effected without its prior written consent which shall not be unreasonably withheld. The Surviving Corporation shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

                          (d)     If the Surviving Corporation or any of its
successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or shall transfer all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall assume the obligations set forth in this Section 8.14.

                 8.15 UPC MERGER SUBSIDIARY ORGANIZATION. UPC shall organize UPC Merger Subsidiary under the Laws of the State of Delaware. Prior to the Effective Time, the outstanding capital stock of UPC Merger Subsidiary shall consist of 1,000 shares of UPC Merger Subsidiary Common Stock, all of which shares shall be owned by UPC. Prior to the Effective Time, UPC Merger Subsidiary shall not (i) conduct any business operations whatsoever or (ii) enter into any Contract or agreement of any kind, acquire any assets or incur any Liability, except as may be specifically contemplated by this Agreement or the Plan of Merger or as the Parties may otherwise agree. UPC, as the sole stockholder of UPC Merger Subsidiary, shall vote prior to the Effective Time the shares of UPC Merger Subsidiary Common Stock in favor of the Plan of Merger.


                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

                 9.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

                          (a) SHAREHOLDER APPROVAL. The shareholders of SFC shall have approved this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of the NASD.

                          (b) REGULATORY APPROVALS. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory

      Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (other than matters relating to the raising of additional capital or the disposition of Assets (including, but not limited to, any divestiture or restrictions on the insurance activities of any SFC Companies) or deposit Liabilities and associated branches) which in the reasonable judgment of the Board of Directors of UPC would so materially adversely impact the financial or economic benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, UPC would not, in its reasonable judgment, have entered into this Agreement.

                          (c) CONSENTS AND APPROVALS. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party.

                          (d) LEGAL PROCEEDINGS. No court or governmental or regulatory authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary, or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement and the Plan of Merger.

                          (e) REGISTRATION STATEMENT. The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of UPC Common Stock issuable pursuant to the Merger shall have been received.

                          (f) EXCHANGE LISTING. The shares of UPC Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

                          (g) TAX MATTERS. Each Party shall have received a written opinion of counsel from Alston & Bird LLP, in form reasonably satisfactory to such Parties (the "Tax Opinion"), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of SFC Common Stock for UPC Common Stock will not give rise to gain or loss to the shareholders of SFC with respect to such exchange (except to the extent of any cash received), and (iii) none of SFC or UPC will recognize gain or loss as a consequence of the Merger (except for the inclusion in income of the amount of the bad-debt reserve maintained by 1st Savings Bank and any other amounts resulting from any required change in accounting methods and any income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue
      Code).  In rendering such

      Tax Opinion, such counsel shall be entitled to rely upon representations of officers of SFC and UPC reasonably satisfactory in form and substance to such counsel.

                 9.2 CONDITIONS TO OBLIGATIONS OF UPC. The obligations of UPC to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by UPC pursuant to Section 11.6(a) of this
Agreement:

                          (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.2(a), the accuracy of the representations and warranties of SFC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of SFC set forth in Section 5.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of SFC set forth in Sections 5.20, 5.21, and 5.22 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of SFC set forth in this Agreement (including the representations and warranties set forth in Sections 5.3, 5.20, 5.21, and 5.22) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on SFC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                          (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of SFC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                          (c) CERTIFICATES. SFC shall have delivered to UPC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by SFC's Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery, and performance of this Agreement and the Plan of Merger, and the consummation of the transactions contemplated hereby and thereby, all in such reasonable detail as UPC and its counsel shall request.

                          (d) AFFILIATES AGREEMENTS. UPC shall have received from each affiliate of SFC the affiliates letter referred to in
      Section 8.12 of this Agreement.

                 9.3 CONDITIONS TO OBLIGATIONS OF SFC. The obligations of SFC to perform this Agreement and the Plan of Merger and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by SFC pursuant to Section 11.6(b) of this Agreement:

                          (a) REPRESENTATIONS AND WARRANTIES. For purposes of this Section 9.3(a), the accuracy of the representations and warranties of UPC set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of UPC set forth in Section 6.3 of this Agreement shall be true and correct (except for inaccuracies which are de minimus in amount). The representations and warranties of UPC set forth in Section 6.14 of this Agreement shall be true and correct in all material respects. There shall not exist inaccuracies in the representations and warranties of UPC set forth in this Agreement (including the representations and warranties set forth in Sections 6.3 and 6.14) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Material Adverse Effect on UPC; provided that, for purposes of this sentence only, those representations and warranties which are qualified by references to "material" or "Material Adverse Effect" shall be deemed not to include such qualifications.

                          (b) PERFORMANCE OF AGREEMENTS AND COVENANTS. Each and all of the agreements and covenants of UPC to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

                          (c) CERTIFICATES. UPC shall have delivered to SFC (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by UPC's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as SFC and its counsel shall request.


                                   ARTICLE 10
                                  TERMINATION

                 10.1     TERMINATION.   Notwithstanding any other provision of
this Agreement, and notwithstanding the approval of this Agreement by the shareholders of SFC, this Agreement and the Plan of Merger may be terminated and the Merger abandoned at any time prior to the Effective Time:

                          (a) By mutual consent of the Board of Directors of UPC and the Board of Directors of SFC; or

                          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of SFC and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of an inaccuracy of any representation or warranty of the other Party contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy would provide the terminating Party the ability to refuse to consummate the Merger under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of SFC and Section 9.3(a) of this Agreement in the case of UPC; or

                          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of SFC and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

                          (d) By the Board of Directors of either Party in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of SFC fail to vote their approval of this Agreement and the transactions contemplated hereby as required by the DGCL and the rules of the NASD at the Shareholders' Meeting where the transactions were presented to such shareholders for approval and voted upon; or

                          (e) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by June 30, 1998, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any willful breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(e); or

                          (f) By the Board of Directors of either Party (provided that the terminating Party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 9.2(a) of this Agreement in the case of SFC and Section 9.3(a) in the case of UPC or in material breach of any covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(e) of this Agreement; or

                          (g) By the Board of Directors of SFC, if it determines by a vote of a majority of the members of its entire Board, at any time during the ten-day period commencing two days after the Determination Date, if both of the following conditions are satisfied:

                                  (1)      the Average Closing Price shall be
             less than the product of (i) 0.80 and (ii) the Starting Price; and

                                  (2)      (i) the quotient obtained by
             dividing the Average Closing Price by the Starting Price (such number being referred to herein as the "UPC Ratio") shall be less than (ii) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.15 from the quotient in this clause (2)(ii) (such number being referred to herein as the "Index Ratio");

      subject, however, to the following three sentences. If SFC refuses to consummate the Merger pursuant to this Section 10.1(g), it shall give prompt written notice thereof to UPC; provided, that such notice of election to terminate may be withdrawn at any time within the aforementioned ten-day period. During the five-day period commencing with its receipt of such notice, UPC shall have the option to elect to increase the Exchange Ratio to equal the lesser of (i) the quotient obtained by dividing (1) the product of 0.80, the Starting Price, and the Exchange Ratio (as then in effect) by (2) the Average Closing Price, and
      (ii) the quotient obtained by dividing (1) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (2) the UPC Ratio. If UPC makes an election contemplated by the preceding sentence, within such five-day period, it shall give prompt written notice to SFC of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 10.1(g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Agreement to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Section 10.1(g).

                 For purposes of this Section 10.1(g), the following terms shall have the meanings indicated:

                          "Average Closing Price" shall mean the average of the
             daily last sales prices of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) for the 20 consecutive full trading days in which such shares are traded on the NYSE ending at the close of trading on the Determination Date.

                          "Determination Date" shall mean the later of the date
             (i) of the Shareholders' Meeting and (ii) on which the last Consent of the Board of Governors of the Federal Reserve System or the Office of Thrift Supervision shall be received.

                          "Index Group" shall mean the 17 bank holding
             companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquiror's market capitalization. In the event that any such company or companies are removed from the Index Group, the weights (which shall be determined based upon the number of outstanding shares of common stock) shall be redistributed proportionately for purposes of determining the Index Price. The 17 bank holding companies and the weights attributed to them are as follows:

              BANK HOLDING COMPANIES                                            WEIGHTING
 -------------------------------------------------------------                 -----------
 AmSouth Bancorporation                                                            4.87%
 Central Fidelity Banks, Inc.                                                      5.11
 Compass Bancshares, Inc.                                                          3.63
 Deposit Guaranty Corporation                                                      3.56
 Fifth Third Bancorp                                                               9.24
 First American Corporation                                                        2.60
 First Commerce Corporation                                                        3.39
 First Tennessee National Corporation                                              5.62
 First Virginia Banks, Inc.                                                        2.83
 Hibernia Corporation                                                             11.25
 Huntington Bancshares, Inc.                                                      12.35
 Mercantile Bancorporation, Inc.                                                   5.30
 National Commerce Bancorp                                                         2.14
 Regions Financial Corporation                                                     5.80
 Signet Banking Corporation                                                        5.25
 Southern National Corporation                                                     9.55
 Star Banc Corporation                                                             7.50
                                                                                 -------



 Total                                                                           100.00%
                                                                                 =======


                          "Index Price" on a given date shall mean the weighted
             average (weighted in accordance with the factors listed above) of the closing prices of the companies composing the Index Group.

                          "Starting Date" shall mean the fourth full trading
             day after the announcement by press release of the Merger.

                          "Starting Price" shall mean the closing price  per
             share of UPC Common Stock as reported on the NYSE (as reported by The Wall Street Journal or, if not reported thereby, another authoritative source as chosen by UPC) on the Starting Date.

                 If any company belonging to the Index Group or UPC declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares, or similar transaction between the date of this Agreement and the Determination Date, the prices for the common stock of such company or UPC shall be appropriately adjusted for the purposes of applying this Section 10.1(g).

                 10.2 EFFECT OF TERMINATION. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement, the Plan of Merger, and the Supplemental Letter shall become void and have no effect, except that (i) the provisions of this
Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), or 10.1(f) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, or agreement giving rise to such termination. The Stock Option Agreement shall be governed by its own terms as to its termination.

                 10.3 NON-SURVIVAL OF REPRESENTATIONS AND COVENANTS. The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 10.3 and Articles 2, 3, 4 and 11 and Sections 8.12, 8.13 and 8.14 of this Agreement and the provisions of the Supplemental Letter.

                                   ARTICLE 11
                                 MISCELLANEOUS

                 11.1     DEFINITIONS.

                          (a)     Except as otherwise provided herein, the
capitalized terms set forth below shall have the following meanings:

                 "ACQUISITION PROPOSAL" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

                 "AFFILIATE" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by, or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or
      (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

                 "AGREEMENT" shall mean this Agreement and Plan of Reorganization, including the Stock Option Agreement and the Exhibits delivered pursuant hereto and incorporated herein by reference.

                 "ASSETS" of a Person shall mean all of the assets, properties, businesses, and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

                 "BHC ACT" shall mean the federal Bank Holding Company Act of 1956, as amended.

                 "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by SFC and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by Section 1.1 of this Agreement.

                 "CLOSING DATE" shall mean the date on which the Closing occurs.

                 "CONSENT" shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

                 "CONTRACT" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets, or business.

                 "DEFAULT" shall mean (i) any breach or violation of or default under any Contract, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

                 "DGCL" shall mean the Delaware General Corporation Law.

                 "ENVIRONMENTAL LAWS" shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq. ("CERCLA"), the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq. ("RCRA"), and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

                 "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

                 "EXHIBITS" 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

                 "1ST SAVINGS BANK" shall mean 1st Savings Bank, f.s.b., a federal stock savings bank and a SFC Subsidiary.

                 "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

                 "HAZARDOUS MATERIAL" shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental
      Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities and any polychlorinated biphenyls).

                 "HOLA" shall mean the Home Owners' Loan Act of 1933, as amended.

                 "HSR ACT" shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

                 "INTELLECTUAL PROPERTY" shall mean copyrights, patents, trademarks, service marks, service names, trade names, applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

                 "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                 "KNOWLEDGE" as used with respect to a Person (including references to such Person being aware of a particular matter) shall mean those facts that are known by the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, or General Counsel of such Person.

                 "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted, or enforced by any Regulatory Authority.

                 "LIABILITY" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, guaranty, or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

                 "LIEN" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention, or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business.

                 "LITIGATION" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

                 "MATERIAL" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

                 "MATERIAL ADVERSE EFFECT" on a Party shall mean an event, change, or occurrence which, individually or together with any other event, change, or occurrence, has a material adverse impact on (i) the financial position, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that "Material Adverse Effect" and "material adverse impact" shall not be deemed to include the impact of (a) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in GAAP or regulatory accounting principles generally applicable to banks, savings associations, and their holding companies, (c) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed written consent of the other Party in contemplation of the transaction contemplated hereby, and (d) the direct effects of compliance with this Agreement (including the expense associated with the vesting of benefits under the various employee benefit plans of SFC as a result of the Merger constituting a change of control) on the operating performance of the Parties, including expenses incurred by the Parties in consummating the transactions contemplated by the Agreement.

                 "NASD" shall mean the National Association of Securities Dealers, Inc.

                 "NASDAQ NATIONAL MARKET" shall mean the National Market System of the National Association of Securities Dealers Automated Quotations System.

                 "NYSE" shall mean the New York Stock Exchange, Inc.

                 "1933 ACT" shall mean the Securities Act of 1933, as amended.

                 "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

                 "OPERATING PROPERTY" shall mean any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

                 "ORDER" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

                 "PARTICIPATION FACILITY" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

                 "PARTY" shall mean either SFC or UPC, and "PARTIES" shall mean both SFC and UPC.

                 "PERMIT" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

                 "PLAN OF MERGER" shall mean the plan of merger providing for the Merger, in substantially the form of Exhibit 1.

                 "PERSON" shall mean a natural person or any legal, commercial, or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

                 "PROXY STATEMENT" shall mean the proxy statement used by SFC to solicit the approval of its shareholders of the transactions contemplated by this Agreement and the

      Plan of Merger, which shall include the prospectus of UPC relating to the issuance of the UPC Common Stock to holders of SFC Common Stock.

                 "REGISTRATION STATEMENT" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by UPC under the 1933 Act with respect to the shares of UPC Common Stock to be issued to the shareholders of SFC in connection with the transactions contemplated by this Agreement.

                 "REGULATORY AUTHORITIES" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of Thrift Supervision (including its predecessor, the Federal Home Loan Bank Board), the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NYSE, the NASD, and the SEC.

                 "REPRESENTATIVE" shall mean any investment banker, financial advisor, attorney, accountant, consultant, or other representative of a Person.

                 "RIGHTS" shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

                 "SEC DOCUMENTS" shall mean all forms, proxy statements, registration statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

                 "SECURITIES LAWS" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

                 "SHAREHOLDERS' MEETING" shall mean the meeting of the shareholders of SFC to be held pursuant to Section 8.1 of this Agreement, including any adjournment or postponements thereof.

                 "SFC COMMON STOCK" shall mean the $0.01 par value common stock of SFC.

                 "SFC COMPANIES" shall mean, collectively, SFC and all SFC Subsidiaries.

                 "SFC DISCLOSURE MEMORANDUM" shall mean the written information entitled "SFC Bancorp, Inc. Disclosure Memorandum" delivered prior to the date of this Agreement to UPC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall not be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

                 "SFC FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of SFC as of March 31, 1997, and December 31, 1996, 1995 and 1994, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1997, and for each of the three years ended December 31, 1996, 1995 and 1994, as filed by SFC in SEC Documents, and (ii) the consolidated balance sheets of SFC (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1997.

                 "SFC STOCK PLANS" shall mean the existing stock option and other stock-based compensation plans of SFC designated as follows: (i) Sho-Me Financial Corp. 1994 Stock Option and Incentive Plan; and (ii) Sho-Me Financial Corp. Management Recognition and Retention Plan.

                 "SFC SUBSIDIARIES" shall mean the Subsidiaries of SFC, which shall include the SFC Subsidiaries described in Section 5.4 of the SFC Disclosure Memorandum and any corporation, bank, savings association, or other organization acquired as a Subsidiary of SFC in the future and owned by SFC at the Effective Time.

                 "STOCK OPTION AGREEMENT" shall mean the Stock Option Agreement of even date herewith issued to UPC by SFC, substantially in the form of
      Exhibit 2.

                 "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 10% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 10% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                 "SUPPLEMENTAL LETTER" shall mean the supplemental letter of even date herewith relating to certain understandings and agreements in addition to those included in this Agreement, substantially in the form of Exhibit 4.

                 "SURVIVING CORPORATION" shall mean SFC as the surviving corporation resulting from the Merger.

                 "TAX" or "TAXES" shall mean any federal, state, county, local, or foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise, occupancy, and other taxes, assessments, charges, fares, or impositions, including interest, penalties, and additions imposed thereon or with respect thereto.

                 "UPC CAPITAL STOCK" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock and any other class or series of capital stock of UPC.

                 "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

                 "UPC COMPANIES" shall mean, collectively, UPC and all UPC Subsidiaries.

                 "UPC DISCLOSURE MEMORANDUM" shall mean the written information entitled "Union Planters Corporation Disclosure Memorandum" delivered prior to the date of this Agreement to SFC describing in reasonable detail the matters contained therein and, with respect to each disclosure made therein, specifically referencing each Section of this Agreement under which such disclosure is being made. Information disclosed with respect to one Section shall be deemed to be disclosed for purposes of any other Section not specifically referenced with respect thereto.

                 "UPC FINANCIAL STATEMENTS" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of UPC as of March 31, 1997, and December 31, 1996, 1995 and 1994, and the related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the three months ended March 31, 1997, and for each of the three years ended December 31, 1996, 1995 and 1994, as filed by UPC in SEC Documents, and (ii) the consolidated balance sheets of UPC (including related notes and schedules, if any) and related statements of earnings, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to March 31, 1997.

                 "UPC MERGER SUBSIDIARY" shall mean the wholly-owned subsidiary of UPC to be organized to effect the Merger under the Laws of the State of Delaware and with the name of UPC Merger Subsidiary, Inc.

                 "UPC MERGER SUBSIDIARY COMMON STOCK" shall mean the $1.00 par value common stock of UPC Merger Subsidiary.

                 "UPC PREFERRED STOCK" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and (ii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC ("UPC Series E Preferred Stock").

                 "UPC RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

                 "UPC RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPNB, as Rights Agent.

                 "UPC SUBSIDIARIES" shall mean the Subsidiaries of UPC and any corporation, bank, savings association, or other organization acquired as a Subsidiary of UPC in the future and owned by UPC at the Effective Time.

                          (b)     The terms set forth below shall have the
meanings ascribed thereto in the referenced sections:

                 Allowance                                          Section 5.9
                 Average Closing Price                              Section 10.1(g)
                 Closing                                            Section 1.2
                 Determination Date                                 Section 10.1(g)
                 Effective Time                                     Section 1.3
                 ERISA Affiliate                                    Section 5.15(c)
                 Exchange Agent                                     Section 4.1
                 Exchange Ratio                                     Section 3.1(c)
                 Indemnified Party                                  Section 8.14(a)
                 Index Group                                        Section 10.1(g)
                 Index Price                                        Section 10.1(g)
                 Index Ratio                                        Section 10.1(g)
                 Merger                                             Section 1.1
                 SFC Benefit Plans                                  Section 5.15(a)
                 SFC Contracts                                      Section 5.16
                 SFC ERISA Plan                                     Section 5.15(a)
                 SFC Options                                        Section 3.5(a)
                 SFC Pension Plan                                   Section 5.15(a)
                 SFC SEC Reports                                    Section 5.5(a)
                 Starting Date                                      Section 10.1(g)
                 Starting Price                                     Section 10.1(g)
                 Takeover Laws                                      Section 5.21
                 Tax Opinion                                        Section 9.1(h)
                 UPC Ratio                                          Section 10.1(g)
                 UPC SEC Reports                                    Section 6.4(a)

                          (c)     Any singular term in this Agreement shall be
deemed to include the plural, and any plural term the singular. Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed followed by the words "without limitation."

                 11.2     EXPENSES.

                          (a)     Except as otherwise provided in this Section
11.2, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that UPC shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

                          (b)     Nothing contained in this Section 11.2 shall
constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

                 11.3 BROKERS AND FINDERS. Except for Friedman, Billings, Ramsey & Co, Inc. as to SFC, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions, or finders' fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by SFC or UPC, each of SFC and UPC, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability in respect of any such claim.

                 11.4 ENTIRE AGREEMENT. Except as otherwise expressly provided herein, this Agreement (including the other documents and instruments referred to herein or executed in connection with this Agreement) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Sections 8.12 and
8.14 of this Agreement.

                 11.5 AMENDMENTS. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties, whether before or after shareholder approval of this Agreement and the Plan of Merger has been obtained; provided, that after any such approval by the holders of SFC Common Stock, there shall be made no amendment that modifies in any material respect the consideration to be received by the holders of SFC Common Stock without the further approval of such shareholders.

                 11.6     WAIVERS.

                          (a)     Prior to or at the Effective Time, UPC,
acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by SFC, to waive or extend the time for the compliance or fulfillment by SFC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of UPC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of UPC.

                          (b)     Prior to or at the Effective Time, SFC,
acting through its Board of Directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by UPC, to waive or extend the time for the compliance or fulfillment by UPC of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of SFC under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of SFC.

                          (c)     The failure of any Party at any time or times
to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

                 11.7 ASSIGNMENT. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

                 11.8 NOTICES. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

                 SFC:               Sho-Me Financial Corp.
                                    109 N. Hickory Street
                                    Mt. Vernon, Missouri  65712
                                    Telecopy Number:  (417) 466-2158

                                    Attention:  Raymond G. Merryman
                                                President and Chief
                                                   Executive Officer

                 Copy to Counsel:   Silver, Freedman & Taff, L.L.P.
                                    1100 New York Avenue, N.W.
                                    Washington, D.C.  20005
                                    Telecopy Number:  (202) 682-0354

                                    Attention:  Barry P. Taff or
                                                Martin L. Meyrowitz

                 UPC:               Union Planters Corporation
                                    7130 Goodlett Farms Parkway
                                    Memphis, Tennessee 38018
                                    Telecopy Number:  (901) 580-2877

                                    Attention:  Jackson W. Moore
                                                President

                 Copy to Counsel:   Union Planters Corporation
                                    7130 Goodlett Farms Parkway
                                    Memphis, Tennessee 38018
                                    Telecopy Number:  (901) 580-2939

                                    Attention:  E. James House, Jr.
                                                Manager, Legal Division

                                    Alston & Bird LLP
                                    601 Pennsylvania Avenue
                                    North Building, Suite 250
                                    Washington, D.C.  20004
                                    Telecopy Number:  (202) 508-3333

                                    Attention:  Frank M. Conner III

                 11.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Tennessee, without regard to any applicable conflicts of Laws, except to the extent the Laws of the State of Delaware apply.

                 11.10 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

                 11.11 CAPTIONS. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

                 11.12 INTERPRETATIONS. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all parties hereto.

                 11.13 ENFORCEMENT OF AGREEMENT. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

                 11.14 SEVERABILITY. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

                 IN WITNESS WHEREOF, Signatures each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.


ATTEST:                                    SHO-ME FINANCIAL CORP.


By:  /s/ Barbara Rubison                   By:  /s/ Raymond G. Merryman
     -------------------------------            -------------------------------
     Barbara Rubison                            Raymond G. Merryman
     Secretary                                  President and Chief Executive
                                                  Officer


[CORPORATE SEAL]


ATTEST:                                    UNION PLANTERS CORPORATION


By:  /s/ E. J. House, Jr.                  By:  /s/ Jackson W. Moore
     -------------------------------            -------------------------------
     E.J. House, Jr.                            Jackson W. Moore
     Secretary                                  President and Chief Operating
                                                  Officer



[CORPORATE SEAL]

                                                                      APPENDIX B


                                 PLAN OF MERGER

                                       OF

                          UPC MERGER SUBSIDIARY, INC.

                                 INTO AND WITH

                             SHO-ME FINANCIAL CORP.


                 Pursuant to this Plan of Merger ("Plan of Merger"), UPC MERGER SUBSIDIARY, INC. ("Merger Sub"), a corporation organized and existing under the laws of the State of Delaware and a wholly-owned subsidiary of UNION PLANTERS CORPORATION, a corporation organized and existing under the laws of the State of Tennessee ("UPC"), shall be merged into and with SHO-ME FINANCIAL CORP., a corporation organized and existing under the laws of the State of Delaware ("SFC").

                                   ARTICLE 1
                                  DEFINITIONS

                 Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

                 1.1 "CERTIFICATE OF MERGER" shall mean the Certificate of Merger to be executed by Merger Sub and SFC and filed with the Secretary of State of the State of Delaware relating to the Merger as contemplated by
Section 2.1 of this Plan of Merger.

                 1.2      "DGCL" shall mean the Delaware General Corporation
Law.

                 1.3 "EFFECTIVE TIME" shall mean the date and time on which the Merger becomes effective pursuant to the Laws of the State of Delaware as defined in Section 2.2 of this Plan of Merger.

                 1.4 "EXCHANGE AGENT" shall mean the exchange agent selected by UPC.

                 1.5 "INTERNAL REVENUE CODE" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                 1.6 "LAW" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a person or its assets, liabilities, or business, including those promulgated, interpreted, or enforced by any federal or state regulatory agencies having jurisdiction over a person or its Subsidiaries

                 1.7 "MERGER" shall mean the merger of Merger Sub into and with SFC as provided in Section 2.1 of this Plan of Merger.

                 1.8 "MERGER AGREEMENT" shall mean the Agreement and Plan of Reorganization, dated as of June 23, 1997, by and between UPC and SFC.

                 1.9 "MERGER SUB COMMON STOCK" shall mean the $1.00 par value common stock of Merger Sub.

                 1.10 "SFC COMMON STOCK" shall mean the $0.01 par value common stock of SFC.

                 1.11 "SFC COMPANIES" shall mean, collectively, SFC and all SFC Subsidiaries.

                 1.12 "SFC STOCK PLANS" shall have the meaning set forth in the Merger Agreement.

                 1.13 "SUBSIDIARIES" shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

                 1.14 "SURVIVING CORPORATION" shall refer to SFC as the surviving corporation resulting from the Merger.

                 1.15 "TBCA" shall mean the Tennessee Business Corporation Act, as in effect at the Effective Time.

                 1.16 "UPC COMMON STOCK" shall mean the $5.00 par value common stock of UPC.

                 1.17 "UPC COMPANIES" shall mean, collectively, UPC and all UPC Subsidiaries.

                 1.18 "UPC CAPITAL STOCK" shall mean, collectively, the UPC Common Stock, the UPC Preferred Stock, and any other class or series of capital stock of UPC.

                 1.19 "UPC PREFERRED STOCK" shall mean the no par value preferred stock of UPC and shall include the (i) Series A Preferred Stock and
(ii) Series E, 8% Cumulative, Convertible Preferred Stock, of UPC.

                 1.20 "UPC RIGHTS" shall mean the preferred stock purchase rights issued pursuant to the UPC Rights Agreement.

                 1.21 "UPC RIGHTS AGREEMENT" shall mean that certain Rights Agreement, dated January 19, 1989, between UPC and UPNB, as Rights Agent.


                                   ARTICLE 2
                                TERMS OF MERGER

                 2.1 MERGER. Subject to the terms and conditions set forth in this Plan of Merger, at the Effective Time, Merger Sub shall be merged into and with SFC in accordance with the provisions of Section 251 of the DGCL and with the effect provided in Section 259 of the DGCL. SFC shall be the Surviving Corporation of the Merger and shall continue to be governed by the Laws of the State of Delaware.

                 2.2 EFFECTIVE TIME. The Merger shall become effective on the date and at the time the Certificate of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Delaware.

                 2.3 CHARTER. The Charter of SFC, as in effect immediately prior to the Effective Time, shall remain in full force and effect following the Effective Time as the Charter of the Surviving Corporation until otherwise amended or repealed as provided by Law or by such Charter.

                 2.4 BYLAWS. The Bylaws of SFC, as in effect immediately prior to the Effective Time, shall continue in full force and effect as the Bylaws of the Surviving Corporation until otherwise amended or repealed as provided by Law or by such Bylaws.

                 2.5 DIRECTORS AND OFFICERS. The directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation. The officers of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the By-laws of the Surviving Corporation.

                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

                 3.1 CONVERSION OF SHARES. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of UPC, Merger Sub, SFC, or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

                          (a) Each share of UPC Capital Stock, including any associated UPC Rights, issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

                          (b) Each share of Merger Sub Common Stock issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into one share of SFC Common Stock.

                          (c) Each share of SFC Common Stock (excluding shares held by any SFC Company or any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive .7694 of a share of UPC Common Stock (as subject to possible adjustment as set forth in Section 10.1(g) of the Merger Agreement, the "Exchange Ratio"). Pursuant to the UPC Rights Agreement, each share of UPC Common Stock issued in connection with the Merger upon conversion of SFC Common Stock shall be accompanied by a UPC Right.

                 3.2 ANTI-DILUTION PROVISIONS. In the event UPC changes the number of shares of UPC Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be proportionately adjusted.

                 3.3 SHARES HELD BY SFC OR UPC. Each of the shares of SFC Common Stock held by any SFC Company or by any UPC Company, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

                 3.4 FRACTIONAL SHARES. Notwithstanding any other provision of this Agreement, each holder of shares of SFC Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of UPC Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of UPC Common Stock multiplied by the market value of one share of UPC Common Stock at the Effective Time. The market value of one share of UPC Common Stock at the Effective Time shall be the closing price of such common stock on the NYSE-Composite Transactions List (as reported by The Wall Street Journal or, if not reported thereby, any other authoritative source selected by UPC) on the last trading day preceding the Effective Time. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

                 3.5      CONVERSION OF STOCK OPTIONS.

                          (a)     At the Effective Time, each option to
purchase or other right with respect to shares of SFC Common Stock pursuant to stock options, stock appreciation rights or other rights, including stock awards ("SFC Options") granted by SFC under the SFC Stock Plans, which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to UPC Common Stock, and UPC shall assume each SFC Option, in accordance with the terms of the SFC Stock Plan and stock option or other agreement by which it is evidenced, except that from and after the Effective Time, (i) UPC and its Salary and Benefits Committee shall be substituted for SFC and the Committee of SFC's Board of Directors (including, if applicable, the entire Board of Directors of SFC) administering such SFC Stock Plan, (ii) each SFC Option assumed by UPC may be exercised solely for shares of UPC Common Stock (or cash in the case of stock appreciation rights), (iii) the number of shares of UPC Common Stock subject to such SFC Option shall be equal to the number of shares of SFC Common Stock subject to such SFC Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounding down to the nearest whole share, and (iv) the per share exercise price under each such SFC Option shall be adjusted by dividing the per share exercise price under each such SFC Option by the Exchange Ratio and rounding up to the nearest cent. Notwithstanding the clauses (iii) and (iv) of the first sentence of this
Section 3.5, each SFC Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the Internal Revenue Code, and the regulations promulgated thereunder, so as not to constitute a modification, extension or renewal of the option, within the meaning of Section 424(h) of the Internal Revenue Code. UPC and SFC agree to take all necessary steps to effectuate the foregoing provisions of this Section 3.5.

                          (b)     As soon as practicable after the Effective
Time, UPC shall deliver to the participants in each SFC Stock Plan an appropriate notice setting forth such participant's rights pursuant thereto and the grants subject to such SFC Stock Plan shall continue in effect on the same terms and conditions (subject to the adjustments required by Section 3.5(a) after giving effect to the Merger), and UPC shall comply with the terms of each SFC Stock Plan to ensure, to the extent required by, and subject to the provisions of, such SFC Stock Plan, that SFC Options which qualified as incentive stock options prior to the Effective Time continue to qualify as incentive stock options after the Effective Time. Within 30 days after the Effective Time, UPC shall file a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), with respect to the shares of UPC Common Stock subject to such options and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such options remain outstanding.

                                   ARTICLE 4
                           DELIVERY OF CONSIDERATION

                 4.1 EXCHANGE PROCEDURES. Promptly after the Effective Time, UPC and SFC shall cause the Exchange Agent to mail to the former shareholders of SFC appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of SFC Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After the Effective Time, each holder of shares of SFC Common Stock (other than shares to be canceled pursuant to Section 3.3 of this

Plan of Merger) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Plan of Merger, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Plan of Merger. To the extent required by Section 3.4 of this Plan of Merger, each holder of shares of SFC Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of UPC Common Stock to which such holder may be otherwise entitled (without interest). UPC shall not be obligated to deliver the consideration to which any former holder of SFC Common Stock is entitled as a result of the Merger until such holder surrenders such holder's certificate or certificates representing the shares of SFC Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of SFC Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Plan of Merger notwithstanding, neither the Surviving Corporation nor the Exchange Agent shall be liable to a holder of SFC Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

                 4.2 RIGHTS OF FORMER SFC SHAREHOLDERS. At the Effective Time, the stock transfer books of SFC shall be closed as to holders of SFC Common Stock immediately prior to the Effective Time and no transfer of SFC Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Plan of Merger, each certificate theretofore representing shares of SFC Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Plan of Merger) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.4 of this Plan of Merger in exchange therefor, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by SFC in respect of such shares of SFC Common Stock in accordance with the terms of this Plan of Merger and which remain unpaid at the Effective Time. To the extent permitted by Law, former shareholders of record of SFC shall be entitled to vote after the Effective Time at any meeting of UPC shareholders the number of whole shares of UPC Common Stock into which their respective shares of SFC Common Stock are converted, regardless of whether such holders have exchanged their certificates representing SFC Common Stock for certificates representing UPC Common Stock in accordance with the provisions of this Plan of Merger. Whenever a dividend or other distribution is declared by UPC on the UPC Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Plan of Merger, but beginning 30 days after the Effective Time no dividend or other distribution payable to the holders of record of UPC Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of SFC Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Plan of Merger. However, upon surrender of such SFC Common Stock certificate, both the UPC Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.


                                   ARTICLE 5
                                 MISCELLANEOUS

                 5.1 CONDITIONS PRECEDENT. Consummation of the Merger by Merger Sub shall be conditioned on the satisfaction of, or waiver by UPC of the conditions precedent to the Merger set forth in Sections 9.1 and 9.2 of the Merger Agreement. Consummation of the Merger by SFC shall be conditioned on the satisfaction of, or waiver by SFC of, of the conditions precedent to the Merger set forth in Sections 9.1 and 9.3 of the Merger Agreement.

                 5.2 TERMINATION. This Plan of Merger may be terminated at any time prior to the Effective Time by the parties hereto as provided in
Article 10 of the Merger Agreement.

                                                                      APPENDIX C


               [FRIEDMAN, BILLINGS, RAMSEY & CO., INC. LETTERHEAD]

                                  August 28, 1997


Board of Directors
Sho-Me Financial Corp.
109 North Hickory Street
Mt. Vernon, MO 65712

Board of Directors:

You have requested that Friedman, Billings, Ramsey & Co., Inc. ("FBR"), provide you with its opinion as to the fairness, from a financial point of view, to holders of common stock ("Stockholders") of Sho-Me Financial Corp. ("Sho-Me" or the "Company") of the Consideration (as hereinafter defined) to be received by them pursuant to the Agreement and Plan of Reorganization between Sho-Me and Union Planters Corporation ("UPC"), dated June 23, 1997 (the "Merger Agreement"), pursuant to which a to-be-formed first-tier subsidiary of UPC will be merged with and into Sho-Me (the "Merger"). The Merger Agreement provides, among other things, that each issued and outstanding share of common stock of Sho-Me (other than those shares subject to dissenters' rights) shall be converted into the right to receive from UPC .7694 shares of UPC common stock (the "Consideration"), subject to certain terms and conditions. The Merger Agreement will be considered at a special meeting of the Stockholders of Sho-Me. The terms of the Merger are more fully set forth in the Merger Agreement.

In delivering this opinion, FBR has completed the following tasks:

1. reviewed UPC Annual Reports to Stockholders for the fiscal years ended December 31, 1995 and 1996 and UPC Annual Reports on Form 10-K filed with the Securities and Exchange Commission (the "SEC") for the fiscal years ended December 31, 1994 through 1996;

2. reviewed Sho-Me's Annual Reports to Stockholders for the fiscal years ended December 31, 1995 and 1996 and Sho-Me Annual Reports on Form 10-KSB filed with the SEC for the fiscal years ended December 31, 1995 and 1996;

3. reviewed UPC Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1996, March 31, 1997 and June 30, 1997 filed with the SEC;

4. reviewed Sho-Me's Quarterly Reports on Form 10-QSB for the fiscal quarters ended September 30, 1996, March 31, 1997 and June 30, 1997 filed with the SEC;

5. reviewed Sho-Me's unaudited financial statements for the five months ended May 31, 1997;

6. reviewed the reported market prices and trading activity for UPC common stock for the period January 1994 through June 23, 1997 and reviewed the reported market prices and trading activity for Sho-Me common stock for the period October 1, 1994 through June 23, 1997;

7. discussed the financial condition, results of operations, business and prospects of Sho-Me and UPC with the managements of Sho-Me and UPC;

    Board of Directors
    August 28, 1997


8. compared the results of operations and financial condition of Sho-Me and UPC with those of certain publicly-traded financial institutions (or their holding companies) that FBR deemed to be reasonably comparable to Sho-Me or UPC, as the case may be;

9. participated in discussions and negotiations among representatives of Sho-Me and representatives of UPC;

10. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that FBR deemed to be reasonably comparable;

11. reviewed the financial terms, to the extent publicly available, of certain acquisition transactions entered into by UPC;

12.      reviewed a copy of the Merger Agreement; and

13. performed such other analyses and reviewed and analyzed such other information as FBR deemed appropriate.

In rendering this opinion, FBR did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Sho-Me and UPC furnished to it by Sho-Me or UPC, or the publicly-available financial and other information regarding Sho-Me, UPC and other financial institutions (or their holding companies). FBR has assumed that all such information is accurate and complete. FBR has further relied on the assurances of management of Sho-Me and UPC that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading. With respect to financial forecasts for Sho-Me provided to FBR by its management, FBR has assumed, for the purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of its management at the time of preparation as to the future financial performance of Sho-Me. FBR has assumed that there has been no material change in Sho-Me's assets, financial condition, result of operations, business or prospects since March 31, 1997. FBR did not undertake an independent appraisal of the assets or liabilities of Sho-Me nor was FBR furnished with any such appraisals. FBR is not an expert in the evaluation of allowances for loan losses, was not requested to and did not review such allowances, and was not requested to and did not review any individual credit files of Sho-Me. FBR's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to FBR as of the date of this opinion. FBR expresses no opinion on matters of a legal, regulatory, tax or accounting nature related to the Merger.

FBR, as part of its institutional brokerage, research and investment banking practice, is regularly engaged in the valuation of securities and the evaluation of transactions in connection with mergers and acquisitions of commercial banks, savings institutions and financial institution holding companies, initial and secondary offerings, mutual-to-stock conversions of savings institutions, as well as business valuations for other corporate purposes for financial institutions and real estate related companies. FBR has experience in, and knowledge of, the valuation of bank and thrift securities in Missouri, Tennessee and the rest of the United States.

FBR has acted as a financial advisor to Sho-Me in connection with the Merger and will receive a fee for services rendered which is contingent upon the consummation of the Merger. In the ordinary course of FBR's business, it may effect transactions in the securities of Sho-Me or UPC for its own account and/or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities. From time to time, principals and/or employees of FBR may also have positions in the securities.

Based upon and subject to the foregoing, as well as any such other matters as we consider relevant, it is FBR's opinion, as of the date hereof, that the Consideration is fair, from a financial point of view, to the Stockholders of Sho-Me.

    Board of Directors
    August 28, 1997


This letter is solely for the information of the Board of Directors of Sho-Me and may not be relied upon by any other person or used for any other purpose, reproduced, disseminated, quoted from or referred to without FBR's prior written consent.


                                      Very truly yours,

                                      FRIEDMAN, BILLINGS, RAMSEY & CO., INC.



                                      By:      /s/  Eugene S. Weil
                                               ---------------------------------
                                               Eugene S. Weil
                                               Senior Vice President

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Restated Charter of the Registrant provides as follows:

         TWELFTH: INDEMNIFICATION OF CERTAIN PERSONS:

                  To the fullest extent permitted by Tennessee law, the Corporation may indemnify or purchase and maintain insurance to indemnify any of its directors, officers, employees or agents and any persons who may serve at the request of the Corporation as directors, officers, employees, trustees or agents of any other corporation, firm, association, national banking association, state-chartered bank, trust company, business trust, organization or any other type of entity whether or not the Corporation shall have any ownership interest in such entity. Such indemnification(s) may be provided for in the Bylaws, or by resolution of the Board of Directors or by appropriate contract with the person involved.

         Article V, INDEMNIFICATION, of the Registrant's Amended and Restated Bylaws provides as follows:

                  The Corporation does hereby indemnify its directors and officers to the fullest extent permitted by the laws of the State of Tennessee and by ARTICLE TWELFTH of its Charter. The Corporation may indemnify any other person to the extent permitted by the Charter and by applicable law.

                  Indemnification of corporate directors and officers is governed by Sections 48-18-501 through 48-18-509 of the Tennessee Business Corporation Act (the "Act"). Under the Act, a person may be indemnified by a corporation against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) actually and necessarily incurred by him in connection with any threatened or pending suit or proceeding or any appeal thereof (other than an action by or in the right of the corporation), whether civil or criminal, by reason of the fact that he is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer, employee or agent of another corporation of any type or kind, domestic or foreign, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of the corporation and, in criminal actions or proceedings only, in addition, had no reasonable cause to believe that his conduct was unlawful. A Tennessee corporation may indemnify a director or officer thereof in a suit by or in the right of the corporation against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred as a result of such suit unless such director or officer did not act in good faith or with the degree of diligence, care and skill which ordinarily prudent men exercise under similar circumstances and in like positions.

                  A person who has been wholly successful, on the merits or otherwise, in the defense of any of the foregoing types of suits or proceedings is entitled to indemnification for the foregoing amounts. A person who has not been wholly successful in any such suit or proceeding may be indemnified only upon the order of a court or a finding that the director or officer met the required statutory standard of conduct by (i) a majority vote of a disinterested quorum of the Board of Directors, (ii) the Board of Directors based upon the written opinion of independent legal counsel to such effect, or (iii) a vote to the shareholders.

ITEM 21.   EXHIBITS.

                  The following exhibits are filed herein or have been, as noted, previously filed:


      Exhibit No.                        Description
      ----------  --------------------------------------------------------------
         2.1 Agreement and Plan of Reorganization, dated as of June 23, 1997 by and between Sho-Me Financial Corp. and Union Planters Corporation (Included as Appendix A to the Proxy Statement
                  included as part of this Registration Statement.)
         2.2      Plan of Merger between Sho-Me Financial Corp. and UPC Merger
                  Subsidiary, Inc. (Included as Appendix B to the Proxy
                  Statement included as part of this Registration Statement.)

         2.3 Stock Option Agreement, dated as of June 23, 1997 by and between Union Planters Corporation and Sho-Me Financial Corp. (previously filed)

         4.1 Restated Charter of Union Planters Corporation. (Incorporated by reference to exhibit 3(a) to the Annual Report on Form 10-K of UPC, dated December 31, 1996.)
         4.2 Amended and Restated Bylaws of Union Planters Corporation. (Incorporated by reference to exhibit 3(d) to the Annual Report on Form 10-K of UPC, dated December 31, 1996 (File No. 0-6919).)

         5.1 Opinion of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation, as to the validity of the shares of UPC Common Stock. (previously filed)


         8.1 Opinion of Alston & Bird LLP as to federal income tax consequences.


         23.1 Consent of Price Waterhouse LLP, independent accountants for Union Planters Corporation (previously filed).

         23.2 Consent of Baird Kurtz & Dobson, independent auditors for Sho-Me Financial Corp.
         23.3 Consent of E. James House, Jr., Secretary and Manager of the Legal Department of Union Planters Corporation (included in
                  Exhibit 5.1).
         23.4     Consent of Alston & Bird LLP (included in Exhibit 8.1).
         23.5     Consent of Friedman, Billings, Ramsey & Co., Inc.
         24.1     Power of Attorney (contained on the signature page hereof).

         99.1     Form of proxy of Sho-Me Financial Corp.

ITEM 22.   UNDERTAKINGS.

         The undersigned Registrant hereby undertakes:

         (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         (5) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (6) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         (7) That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (8) That every prospectus: (i) that is filed pursuant to Paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Memphis, State of Tennessee on this the 27th day of August, 1997.


                           REGISTRANT

                           UNION PLANTERS CORPORATION


                           By: /s/  Benjamin W. Rawlins, Jr.
                               -------------------------------------------------
                               Benjamin W. Rawlins, Jr.
                               Chairman of the Board and Chief Executive Officer





         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below by the following persons in the capacities indicated on the 27th day of August, 1997.




         SIGNATURES                             TITLE                          DATE
         ----------                             -----                          ----

*                                 Chairman of the Board, Chief Executive
-------------------------------     Officer, Director (Principal           -------------
     Benjamin W. Rawlins, Jr.       Executive Officer)



*                                 President, Chief Operating Officer,
-------------------------------     Director                               -------------
     Jackson W. Moore


*                                 Executive Vice President and
-------------------------------     Chief Financial Officer                -------------
     John W. Parker                 (Principal Financial Officer)


                                  Senior Vice President, Treasurer,
-------------------------------     and Chief Accounting Officer           -------------
     M. Kirk Walters


*                                 Vice Chairman of the Board
-------------------------------     and Director                           -------------
     Edgar H. Bailey


         SIGNATURES                        TITLE                   DATE
         ----------                        -----                   ----


*                                         Director
-------------------------------                                -------------
     Albert M. Austin


*                                         Director
-------------------------------                                -------------
     Marvin E. Bruce


                                          Director
-------------------------------                                -------------
      George W. Bryan


*                                         Director
-------------------------------                                -------------
     James E. Harwood


*                                         Director
-------------------------------                                -------------
     Parnell S. Lewis, Jr.


*                                         Director
-------------------------------                                -------------
     C. J. Lowrance, III


*                                         Director
-------------------------------                                -------------
     Stanley D. Overton


*                                         Director
-------------------------------                                -------------
     Dr. V. Lane Rawlins


*                                         Director
-------------------------------                                -------------
     Donald F. Schuppe


*                                         Director
-------------------------------                                -------------
     Mike P. Sturdivant


*                                         Director
-------------------------------                                -------------
     Richard A. Trippeer, Jr.


                                          Director
-------------------------------                                -------------
     Spence L. Wilson


By: /s/ BENJAMIN W. RAWLINS, JR.                               August 27, 1997
-------------------------------
     Benjamin W. Rawlins, Jr.
     Attorney-in-Fact

                                  EXHIBIT INDEX



                                                                   SEQUENTIALLY
    NUMBER    EXHIBIT                                              NUMBERED PAGE
    ------    ---------------------------------------------------- -------------




     8.1      Opinion of Alston & Bird LLP as to federal
              income tax consequences..............................





     23.2     Consent of Baird Kurtz & Dobson, independent auditors
              for Sho-Me Financial Corp............................

     23.5     Consent of Friedman, Billings, Ramsey & Co., Inc......

     99.1     Form of proxy Sho-Me Financial Corp...................